UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Filed in the month of June 2022 for the period ended March 31, 2022

Commission File Number 001-37626

Mesoblast Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Australia

(Jurisdiction of incorporation or organization)

Silviu Itescu

Chief Executive Officer and Executive Director

Level 38

55 Collins Street

Melbourne 3000

Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

REPORT ON FORM 6-K

FOR THE THREE AND NINE MONTHS ENDED MARCH 2022

Currency Presentation and Certain Defined Terms

In this Report on Form 6-K, references to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “US$” or “$” or “U.S. dollars” are to the legal currency of the United States, references to “€” or “Euro” are to the legal currency of the European Union, references to “S$” or “SGD” or “Singapore dollars” are to the legal currency of Singapore and references to “A$” or “Australian Dollars” are to the legal currency of Australia. Our financial statements are presented in U.S. dollars and are prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board, or “IFRS”. References to a particular “fiscal” year are to our fiscal year ended June 30 of such year.

All references to “we”, “us”, “our”, “Mesoblast” or “the Group” shall mean Mesoblast Limited (ABN 68 109 431 870) and its subsidiaries. We own or have rights to trademarks and trade names that we use in connection with the operation of our business, including our corporate name, logos, product names and website names. Other trademarks and trade names appearing in this Report are the property of their respective owners.

Forward-Looking Statements

This Report on Form 6-K includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “target”, “likely”, “will”, “would”, “could”, “should”, “may”, “goal”, “objective” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

•	the initiation, timing, progress and results of our preclinical and clinical studies, and our research and development programs;
•	our ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials;
•	our ability to advance our manufacturing capabilities;
•	the timing or likelihood of regulatory filings and approvals, manufacturing activities and product marketing activities, if any;
•	the impact that the COVID-19 pandemic and other geopolitical instability could have on business operations;
•	the commercialization of our product candidates, if approved;
•	regulatory or public perceptions and market acceptance surrounding the use of stem-cell based therapies;
•	the potential for our product candidates, if they are approved, to be withdrawn from the market due to patient adverse events or deaths;
•	the potential benefits of strategic collaboration agreements and our ability to enter into and maintain established strategic collaborations;
•	our ability to establish and maintain intellectual property on our product candidates and our ability to successfully defend these in cases of alleged infringement;
•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;
•	our ability to obtain additional financing;
•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;
•	our financial performance;
•	developments relating to our competitors and our industry;

•	the pricing and reimbursement of our product candidates, if approved; and
•	other risks and uncertainties, including those listed under the caption “Risk Factors” included elsewhere in this Report on Form 6-K.

You should read thoroughly this Report on Form 6-K and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this Report on Form 6-K include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this Report on Form 6-K relate only to events or information as of the date on which the statements are made in this Report on Form 6-K. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Consolidated Income Statement

(unaudited)

		Three Months Ended March 31,		Nine Months Ended March 31,
(in U.S. dollars, in thousands, except per share amount)	Note	2022	2021	2022	2021
Revenue	3	2,011	1,915	7,988	5,461
Research & development		(8,250)	(12,441)	(27,776)	(45,957)
Manufacturing commercialization		(5,590)	(7,332)	(19,717)	(25,706)
Management and administration		(7,567)	(8,087)	(21,259)	(23,633)
Fair value remeasurement of contingent consideration	3	672	1,534	601	18,103
Fair value remeasurement of warrant liability	3	896	—	3,048	—
Other operating income and expenses	3	392	1,025	(13)	1,420
Finance costs	3	(3,911)	(3,227)	(12,951)	(7,193)
Loss before income tax	3	(21,347)	(26,613)	(70,079)	(77,505)
Income tax benefit/(expense)	4	45	98	187	754
Loss attributable to the owners of Mesoblast Limited		(21,302)	(26,515)	(69,892)	(76,751)

Losses per share from continuing operations attributable to the ordinary equity holders of the Group:		Cents	Cents	Cents	Cents
Basic - losses per share	10	(3.28)	(4.39)	(10.78)	(12.99)
Diluted - losses per share	10	(3.28)	(4.39)	(10.78)	(12.99)

The above consolidated income statement should be read in conjunction with the accompanying Notes.

Consolidated Statement of Comprehensive Income

(unaudited)

		Three Months Ended March 31,		Nine Months Ended March 31,
(in U.S. dollars, in thousands)	Note	2022	2021	2022	2021
Loss for the period		(21,302)	(26,515)	(69,892)	(76,751)
Other comprehensive (loss)/income
Items that may be reclassified to profit and loss
Exchange differences on translation of foreign operations		(333)	(2,712)	(516)	(1,400)
Items that will not be reclassified to profit and loss
Financial assets at fair value through other comprehensive income		(314)	81	(48)	109
Other comprehensive (loss)/income for the period, net of tax		(647)	(2,631)	(564)	(1,291)
Total comprehensive losses attributable to the owners of Mesoblast Limited		(21,949)	(29,146)	(70,456)	(78,042)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying Notes.

Consolidated Statement of Changes in Equity

For the nine months ended March 31, 2022 and 2021

(unaudited)

(in U.S. dollars, in thousands)	Note	Issued Capital	Share Option Reserve	Investment Revaluation Reserve	Foreign Currency Translation Reserve	Warrant Reserve	Retained Earnings/ (accumulated losses)	Total

Balance as of July 1, 2020		1,051,450	85,330	(429)	(38,267)	—	(548,758)	549,326
Loss for the period		—	—	—	—	—	(76,751)	(76,751)
Other comprehensive income/(loss)		—	—	109	(1,400)	—	—	(1,291)
Total comprehensive profit/(loss) for the period		—	—	109	(1,400)	—	(76,751)	(78,042)
Transactions with owners in their capacity as owners:
Contributions of equity net of transaction costs		106,261	—	—	—	—	—	106,261
		106,261	—	—	—	—	—	106,261
Tax credited / (debited) to equity		—	(24)	—	—	—	—	(24)
Transfer of exercised options		4,477	(4,477)	—	—	—	—	—
Fair value of share-based payments		—	10,440	—	—	—	—	10,440
Issuance of warrants	8(b)	—	—	—	—	12,969	—	12,969
		4,477	5,939	—	—	12,969	—	23,385
Balance as of March 31, 2021	8(a)	1,162,188	91,269	(320)	(39,667)	12,969	(625,509)	600,930

Balance as of July 1, 2021		1,163,153	92,855	(220)	(39,791)	12,969	(647,569)	581,397
Loss for the period		—	—	—	—	—	(69,892)	(69,892)
Other comprehensive income/(loss)		—	—	(48)	(516)	—	—	(564)
Total comprehensive profit/(loss) for the period		—	—	(48)	(516)	—	(69,892)	(70,456)
Transactions with owners in their capacity as owners:
Contributions of equity net of transaction costs		1,928	—	—	—	—	—	1,928
		1,928	—	—	—	—	—	1,928
Tax credited / (debited) to equity		—	(187)	—	—	—	—	(187)
Transfer of exercised options		228	(228)	—	—	—	—	—
Fair value of share-based payments		—	4,445	—	—	—	—	4,445
		228	4,030	—	—	—	—	4,258
Balance as of March 31, 2022	8(a)	1,165,309	96,885	(268)	(40,307)	12,969	(717,461)	517,127

The above consolidated statement of changes in equity should be read in conjunction with the accompanying Notes.

Consolidated Statement of Changes in Equity

For the three months ended March 31, 2022 and 2021

(unaudited)

(in U.S. dollars, in thousands)	Note	Issued Capital	Share Option Reserve	Investment Revaluation Reserve	Foreign Currency Translation Reserve	Warrant Reserve	Retained Earnings/ (accumulated losses)	Total

Balance as of January 1, 2021		1,065,539	89,542	(401)	(36,955)	—	(598,994)	518,731
Loss for the period		—	—	—	—	—	(26,515)	(26,515)
Other comprehensive income/(loss)		—	—	81	(2,712)	—	—	(2,631)
Total comprehensive profit/(loss) for the period		—	—	81	(2,712)	—	(26,515)	(29,146)
Transactions with owners in their capacity as owners:
Contributions of equity net of transaction costs		96,454	—	—	—	—	—	96,454
		96,454	—	—	—	—	—	96,454
Tax credited / (debited) to equity		—	(98)	—	—	—	—	(98)
Transfer of exercised options		195	(195)	—	—	—	—	—
Fair value of share-based payments		—	2,020	—	—	—	—	2,020
Issuance of warrants	8(b)	—	—	—	—	12,969	—	12,969
		195	1,727	—	—	12,969	—	14,891
Balance as of March 31, 2021	8(a)	1,162,188	91,269	(320)	(39,667)	12,969	(625,509)	600,930

Balance as of January 1, 2022		1,163,586	95,041	46	(39,974)	12,969	(696,159)	535,509
Loss for the period		—	—	—	—	—	(21,302)	(21,302)
Other comprehensive income/(loss)		—	—	(314)	(333)	—	—	(647)
Total comprehensive profit/(loss) for the period		—	—	(314)	(333)	—	(21,302)	(21,949)
Transactions with owners in their capacity as owners:
Contributions of equity net of transaction costs		1,723	—	—	—	—	—	1,723
		1,723	—	—	—	—	—	1,723
Tax credited / (debited) to equity		—	(45)	—	—	—	—	(45)
Transfer of exercised options		—	—	—	—	—	—	—
Fair value of share-based payments		—	1,889	—	—	—	—	1,889
		—	1,844	—	—	—	—	1,844
Balance as of March 31, 2022	8(a)	1,165,309	96,885	(268)	(40,307)	12,969	(717,461)	517,127

The above consolidated statement of changes in equity should be read in conjunction with the accompanying Notes.

Consolidated Balance Sheet

(unaudited)

		As of March 31,	As of June 30,
(in U.S. dollars, in thousands)	Note	2022	2021
Assets
Current Assets
Cash & cash equivalents	5(a)	76,760	136,881
Trade & other receivables	5(b)	5,634	4,842
Prepayments	5(b)	5,739	6,504
Total Current Assets		88,133	148,227

Non-Current Assets
Property, plant and equipment		2,243	3,021
Right-of-use assets		8,363	9,119
Financial assets at fair value through other comprehensive income		2,032	2,080
Other non-current assets		1,973	1,724
Intangible assets	6(a)	578,945	580,546
Total Non-Current Assets		593,556	596,490
Total Assets		681,689	744,717

Liabilities
Current Liabilities
Trade and other payables	5(c)	18,983	19,598
Provisions	6(b)	20,216	18,710
Borrowings	5(d)	5,523	53,200
Lease liabilities		2,431	2,765
Warrant liability	5(e)	5,033	—
Total Current Liabilities		52,186	94,273

Non-Current Liabilities
Provisions	6(b)	13,179	17,017
Borrowings	5(d)	88,646	41,045
Lease liabilities		8,051	8,485
Deferred consideration		2,500	2,500
Total Non-Current Liabilities		112,376	69,047
Total Liabilities		164,562	163,320
Net Assets		517,127	581,397

Equity
Issued Capital	8(a)	1,165,309	1,163,153
Reserves		69,279	65,813
(Accumulated losses)/retained earnings		(717,461)	(647,569)
Total Equity		517,127	581,397

The above consolidated balance sheet should be read in conjunction with the accompanying Notes.

Consolidated Statement of Cash Flows

(unaudited)

		Nine Months Ended March 31,
(in U.S. dollars, in thousands)	Note	2022	2021
Cash flows from operating activities
Commercialization revenue received		7,969	4,162
Government grants and tax incentives received		24	56
Payments to suppliers and employees (inclusive of goods and services tax)		(59,855)	(86,029)
Interest received		5	17
Income taxes paid		(31)	(35)
Net cash (outflows) in operating activities	7(b)	(51,888)	(81,829)

Cash flows from investing activities
Investment in fixed assets		(110)	(1,424)
Payments for intellectual property		(75)	—
Net cash (outflows) in investing activities		(185)	(1,424)

Cash flows from financing activities
Proceeds from borrowings		51,919	—
Repayment of borrowings		(55,458)	—
Payment of transaction costs from borrowings		(5,513)	(13)
Interest and other costs of finance paid	1(v)	(4,317)	(4,122)
Proceeds from issue of shares		209	105,584
Proceeds from issue of warrants		8,081	12,969
Payments for share issue costs		(216)	(1,547)
Payments for lease liabilities		(2,359)	(2,100)
Net cash inflows/(outflows) by financing activities		(7,654)	110,771

Net increase/(decrease) in cash and cash equivalents		(59,727)	27,518
Cash and cash equivalents at beginning of period		136,881	129,328
FX gain/(losses) on the translation of foreign bank accounts		(394)	1,417
Cash and cash equivalents at end of period	7(a)	76,760	158,263

The above consolidated statement of cash flows should be read in conjunction with the accompanying Notes.

Notes to Consolidated Financial Statements

(unaudited)

Mesoblast Limited (the “Company”) and its subsidiaries (the “Group”) are primarily engaged in the development of regenerative medicine products. The Company’s primary proprietary regenerative medicine technology platform is based on specialized cells known as mesenchymal lineage adult stem cells. The Company was formed in 2004 as an Australian company and has been listed on the Australian Securities Exchange (the “ASX”) since 2004. In November 2015, the Company listed in the United States of America (“U.S.”) on the Nasdaq Global Select Market (“Nasdaq”) and from this date has been dual-listed in Australia and the U.S.

These financial statements are presented in U.S. dollars (“$” or “USD” or “US$”), unless otherwise noted, including certain amounts that are presented in Australian dollars (“AUD” or “A$”) and Singapore dollars (“SGD” or “S$”).

1. Basis of preparation

Mesoblast Limited is a for-profit entity for the purpose of preparing the financial statements. The condensed financial statements of Mesoblast Limited and its subsidiaries have been prepared in accordance with International Accounting Standard IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), and are unaudited. These interim financial statements do not include all of the notes and disclosures required by International Financial Reporting Standards, as issued by the IASB, for annual consolidated financial statements and should therefore be read in conjunction with our annual report on Form 20-F for the year ended June 30, 2021. In the opinion of management, the interim financial data includes all adjustments, consisting only of normal recurring adjustments necessary for a fair statement of the results for the interim periods.

(i) Going concern

The Group held total cash reserves of $76.8 million as of March 31, 2022. The Group continues its focus on maintaining tight control of cash outflows from operating activities, which were reduced by 30% for the nine months ended March 31, 2022 compared to the prior period. In conjunction with reduced cash outflows, additional inflows will be required to meet our forecast expenditure over the next 12 months. The Group has and will continue to access inflows such as strategic partnerships, product specific financing, debt or equity capital markets, or existing loan arrangements, with up to $40.0 million available subject to certain milestones. Therefore, the Group has prepared the financial report on a going concern basis. The dependency on these planned objectives indicates material uncertainty which may cast significant doubt (or substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) on our ability to continue as a going concern and that the Group may be unable to realize our assets and discharge our liabilities in the normal course of business.

(ii) Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value through other comprehensive income, financial assets and liabilities (including derivative instruments) at fair value through profit or loss, certain classes of property, plant and equipment and investment property.

(iii) New and amended standards adopted by the Group

There were no new or amended standards adopted by the Group in the nine months ended March 31, 2022. These interim financial statements follow the same accounting policies as compared to the June 30, 2021 consolidated financial statements and related notes as filed with the Australian Securities Exchange and the Securities and Exchange Commission.

(iv) New accounting standards and interpretations not yet adopted by the Group

There were no new accounting standards and interpretations not yet adopted by the Group for the March 31, 2022 reporting period that are expected to materially impact the Group.

(v) Change in accounting policy

The Group routinely reviews the financial statements for opportunities to improve the quality of financial reporting. In November 2021, the Group refinanced its existing senior debt facility with a new US$90.0 million five-year facility provided by funds managed by Oaktree Capital Management, L.P. (“Oaktree”) and as a result, the Group received proceeds from borrowings and repaid the Hercules loan. In connection with the refinancing of the Hercules debt, substantial balances related to payment of transaction costs from borrowings and charges on repayment of borrowings were recorded in the Statement of Cash Flows, this prompted management to enhance the relevance and reliability of the Statement of Cash Flows by changing the accounting policy relating to the classification of the Interest and other costs of finance paid, previously classified within the operating activities of the Statement of Cash Flows. The Group has changed its accounting policy to classify cash flows from interest and other costs of finance paid as a financing activity because it improves the relevance of the cash flows paid from obtaining capital resources. This change in accounting policy also diminishes the mismatch in operating cash flows from the profit and loss and improves the reliability of the operating cash flow balance.

This change in presentation has been retrospectively applied to the nine months ended March 31, 2021 financial statements. For the nine months ended March 31, 2021, $4.1 million of interest and other costs of finance paid has been reclassified from operating activities to financing activities in the Statement of Cash Flows.

(vi) Use of estimates

The preparation of these consolidated financial statements requires the Group to make estimates and judgments that affect the reported amounts of assets, liabilities, income and expenses and related disclosures. On an ongoing basis, the Group evaluates its significant accounting policies and estimates. Estimates are based on historical experience and on various market-specific and other relevant assumptions that the Group believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

(vii) Impact of COVID-19

Estimates are assessed each period and updated to reflect current information, such as the economic considerations related to the impact that COVID-19 could have on the Group’s significant accounting estimates. COVID-19 has not led to a material deterioration in the Group’s financial circumstances, nor required the Group to utilize government support.

The Group is facing some challenges from the pandemic. The Group’s current and potential future clinical trials have and may experience some delays given reduced capacity at hospitals for completing activities and impacts on patient mobility for treatments or final visits. In addition, requested meetings with FDA are delayed by a minimum of 3 months while the public health crisis is in effect, due to the increased workload burden on agency staff. The Group is also having to account in its product-launch plans for the impacts of the pandemic on future potential customers, such as transplant centers, which have been and may continue to be impacted by the pandemic with respect to patient care, operations/staffing, financials, and health and safety protocols. These impacts change the way (channel, message, frequency) that Mesoblast will have to engage with these entities.

Due to the COVID-19 pandemic, countries in which the Group has operations, including Singapore - where our contract manufacturer is located - have implemented some level of quarantine “stay at home” orders, and other restrictions in order to contain spread of the virus. Continued restrictions on the movement of people and products may adversely affect our ability to operate efficiently and the ability of our suppliers and contractors to source, supply or acquire raw materials or components needed for our manufacturing process and supply chain. As a result, the manufacturing and commercialization of remestemcel-L and other product candidates could be adversely affected.

2. Significant changes in the current reporting period

(i) Significant events

The financial position and performance of the Group was affected by the following event during the nine months ended March 31, 2022.

•

In November 2021, the Group refinanced its existing senior debt facility with a new US$90.0 million five-year facility provided by funds managed by Oaktree Capital Management, L.P. (“Oaktree”). The Group drew the first tranche of US$60.0 million on closing, with proceeds being used to repay the outstanding balance of the existing senior debt facility with Hercules Capital, Inc. The US$60.0 million proceeds were first allocated to the issue of warrants at fair value of $8.1 million, with the remainder to the loan from Oaktree. A $1.3 million loss was recognized on prepaying the Group’s outstanding balance and extinguishing the loan with Hercules Capital, Inc. Up to an additional US$30.0 million may be drawn on or before December 31, 2022, subject to certain milestones. The facility has a three-year interest only period, at a fixed rate of 9.75% per annum, after which time 40% of the principal amortizes over two years and a final payment is due no later than November 2026. The facility also allows the Group to make quarterly payments of interest at a rate of 8.0% per annum for the first two years, and the unpaid interest portion (1.75% per annum) will be added to the outstanding loan balance and shall accrue further interest at a fixed rate of 9.75% per annum. Oaktree was also granted warrants to purchase 1,769,669 American Depositary Shares (ADSs) at US$7.26 per ADS, a 15% premium to the 30-day VWAP. The Group has determined that an obligation to issue the warrants has arisen from the time the debt facility was signed; consequently, a liability for the warrants has been recognized in November 2021. The warrants were legally issued on January 11, 2022 and may be exercised within 7 years of issuance. Refer to Note 5(e)(vi) for more details on warrants issued.

3. Loss before income tax

		Three Months Ended March 31,		Nine Months Ended March 31,
(in U.S. dollars, in thousands)	Note	2022	2021	2022	2021
Revenue
Commercialization revenue		2,011	1,958	6,815	5,438
Milestone revenue		—	—	1,172	—
Interest revenue		—	2	1	23
Other revenue		—	(45)	—	—
Total Revenue		2,011	1,915	7,988	5,461

Clinical trial and research & development		(1,592)	(4,392)	(7,823)	(17,802)
Manufacturing production & development		(6,366)	(7,181)	(20,855)	(24,859)

Employee benefits
Salaries and employee benefits		(4,522)	(7,000)	(15,192)	(21,768)
Defined contribution superannuation expenses		(98)	(90)	(313)	(281)
Equity settled share-based payment transactions(1)		(1,889)	(2,020)	(4,445)	(10,440)
Total Employee benefits		(6,509)	(9,110)	(19,950)	(32,489)

Depreciation and amortization of non-current assets
Plant and equipment depreciation		(283)	(280)	(852)	(723)
Right of use asset depreciation		(442)	(410)	(1,282)	(1,249)
Intellectual property amortization		(389)	(393)	(1,175)	(1,163)
Total Depreciation and amortization of non-current assets		(1,114)	(1,083)	(3,309)	(3,135)

Other Management & administration expenses
Overheads & administration		(2,374)	(1,879)	(7,442)	(5,625)
Consultancy		(737)	(1,054)	(2,514)	(4,050)
Legal, patent and other professional fees		(1,926)	(2,633)	(4,647)	(5,528)
Intellectual property expenses (excluding the amount amortized above)		(789)	(528)	(2,212)	(1,808)
Total Other Management & administration expenses		(5,826)	(6,094)	(16,815)	(17,011)

Fair value remeasurement of contingent consideration
Remeasurement of contingent consideration	5(e)(iii)	672	1,534	601	18,103
Total Fair value remeasurement of contingent consideration		672	1,534	601	18,103

Fair value remeasurement of warrant liability
Remeasurement of warrant liability	5(e)(vi)	896	—	3,048	—
Total Fair value remeasurement of warrant liability		896	—	3,048	—

Other operating income and expenses
Government grant revenue		—	39	—	56
Foreign exchange gains/(losses)		336	986	(10)	1,364
Foreign withholding tax paid		56	—	(3)	—
Total Other operating income and expenses		392	1,025	(13)	1,420

Finance (costs)/gains
Remeasurement of borrowing arrangements		387	723	(450)	4,678
Interest expense		(4,298)	(3,950)	(12,501)	(11,871)
Total Finance costs		(3,911)	(3,227)	(12,951)	(7,193)

Total loss before income tax		(21,347)	(26,613)	(70,079)	(77,505)

(1)	Share-based payment transactions

For the three and nine months ended March 31, 2022 and 2021, the share-based payment transactions have been reflected in the Consolidated Income Statement functional expense categories as follows:

	Three Months Ended March 31,		Nine Months Ended March 31,
(in U.S. dollars)	2022	2021	2022	2021
Research and development	1,047,388	1,551,452	2,691,605	6,686,053
Manufacturing and commercialization	123,430	7,198	334,187	372,373
Management and administration	718,082	461,096	1,418,753	3,382,048
Equity settled share-based payment transactions	1,888,900	2,019,746	4,444,545	10,440,474

Revenue recognition

Grünenthal arrangement

In September 2019, the Group entered into a strategic partnership with Grünenthal for the development and commercialization in Europe and Latin America of the Group’s allogeneic mesenchymal precursor cell (“MPC”) product, MPC-06-ID, receiving exclusive rights to the Phase 3 allogeneic product candidate for the treatment of low back pain due to degenerative disc disease.

The Group received a non-refundable upfront payment of $15.0 million in October 2019, on signing of the contract with Grünenthal. The Group received a milestone payment in December 2019 of $2.5 million in relation to meeting a milestone event as part of the strategic partnership with Grünenthal.

In June 2021, the Group announced its intention to leverage the results from a planned US trial to support potential product approvals in both the US and EU by including 20% EU patients in order to provide regulatory harmonization, cost efficiencies and streamlined timelines, without initiating an EU trial. As a result, the strategic partnership with Grünenthal has been amended, and milestone payments relating to R&D and CMC services and other development services which were linked to the Europe trial have been removed, instead the Group is eligible to receive payments up to US$112.5 million prior to product launch in the EU, inclusive of US$17.5 million already received, if certain clinical and regulatory milestones are satisfied and reimbursement targets are achieved. Cumulative milestone payments could reach US$1 billion depending on the final outcome of Phase 3 studies and patient adoption. The Group will also receive tiered double-digit royalties on product sales as per the original agreement.

The $2.5 million milestone payment received in December 2019 from Grünenthal was considered deferred consideration as of March 31, 2022. The performance obligation for the $2.5 million was previously satisfied under the original agreement, however under the amended agreement with Grünenthal it is subject to repayment to Grünenthal. Revenue will be recognized when the clinical trial has recruited the required amount of European patients, as the $2.5 million will no longer be subject to repayment to Grünenthal. For the nine months ended March 31, 2022 and 2021, respectively, no milestone revenue was recognized in relation to this strategic partnership with Grünenthal.

Tasly arrangement

In July 2018, the Group entered into a strategic alliance with Tasly Pharmaceutical Group (“Tasly”) for the development, manufacture and commercialization in China of the Group’s allogeneic mesenchymal precursor cell (“MPC”) products, MPC-150-IM and MPC-25-IC. Tasly received all exclusive rights for MPC-150-IM and MPC-25-IC in China and Tasly will fund all development, manufacturing and commercialization activities in China.

The Group received a $20.0 million up-front technology access fee from Tasly upon closing of this strategic alliance in October 2018. The Group is also entitled to receive $25.0 million on product regulatory approvals in China, double-digit escalating royalties on net product sales and up to six escalating milestone payments when the product candidates reach certain sales thresholds in China.

Under IFRS 15, upon completion of this strategic alliance in September 2018, the Group recognized $10.0 million in milestone revenue from the $20.0 million up-front technology access fee received in October 2018, as this was the portion of revenue for which control was transferred to Tasly, and the remaining $10.0 million from the $20.0 million up-front payment was recognized in revenue in February 2020 as the control for this portion of revenue was transferred to Tasly based on the Group’s decision regarding the exercise of the Group’s rights in the terms and conditions of the agreement.

For the nine months ended March 31, 2022 and 2021, respectively, no revenue was recognized in relation to this strategic alliance with Tasly.

  TiGenix arrangement

In December 2017, the Group entered into a patent license agreement with TiGenix NV (“TiGenix”), now a wholly owned subsidiary of Takeda Pharmaceutical Company Limited (“Takeda”), which granted Takeda exclusive access to certain of our patents to support global commercialization of the adipose-derived mesenchymal stem cell (“MSC") product, Alofisel® a registered trademark of TiGenix, previously known as Cx601, for the local treatment of fistulae. The agreement includes the right for Takeda to grant sub-licenses to affiliates and third parties. The Group is entitled to further payments up to €10.0 million when Takeda reaches certain product regulatory milestones. Additionally, the Group receives single digit royalties on net sales of Alofisel®.

For the nine months ended March 31, 2022 and 2021, the Group earned $0.2 million and $0.1 million, respectively, of royalty income on sales of Alofisel® in Europe by our licensee Takeda.

The Group recognized $1.2 million in milestone revenue during the nine months ended March 31, 2022 in relation to our patent license agreement with Takeda entered into in December 2017. This $1.2 million was recognized with regards to the €1.0 million regulatory milestone payment receivable from Takeda given Takeda received approval to manufacture and market Alofisel® (darvadstrocel) in Japan for the treatment of complex perianal fistulas in patients with non-active or mildly active luminal Crohn’s Disease. No milestone revenue was recognized in the nine months ended March 31, 2021.

 JCR arrangement

In October 2013, the Group acquired all of the culture-expanded, MSC-based assets from Osiris Therapeutics, Inc. (“Osiris”). These assets included assumption of a collaboration agreement with JCR, a research and development oriented pharmaceutical company in Japan. Revenue recognized under this agreement is limited to the amount of cash received or for which the Group is entitled, as JCR has the right to terminate the agreement at any time.

Under the JCR Agreement, JCR is responsible for all development and manufacturing costs including sales and marketing expenses. Under the JCR Agreement, JCR has the right to develop our MSCs in two fields for the Japanese market: exclusive in conjunction with the treatment of hematological malignancies by the use of hematopoietic stem cells derived from peripheral blood, cord blood or bone marrow, or the First JCR Field; and non-exclusive for developing assays that use liver cells for non-clinical drug screening and evaluation, or the Second JCR Field. With respect to the First JCR Field, the Group are entitled to payments when JCR reaches certain commercial milestones and to escalating double-digit royalties. These royalties are subject to possible renegotiation downward in the event of competition from non-infringing products in Japan. With respect to the Second JCR Field, the Group are entitled to a double digit profit share. The Group expanded our partnership with JCR in Japan for two new indications: for wound healing in patients with Epidermolysis Bullosa (“EB”) in October 2018 and for hypoxic ischemic encephalopathy (“HIE”), a condition suffered by newborns who lack sufficient blood supply and oxygen to the brain, in June 2019. The Group will receive royalties on TEMCELL® Hs. Inj. (“TEMCELL”), a registered trademark of JCR product sales for EB and HIE, if and when JCR begins selling TEMCELL for such indications in Japan. The Group apply the sales-based and usage-based royalty exception for licenses of intellectual property and therefore recognizes royalty revenue at the later of when the subsequent sale or usage occurs and the associated performance obligation has been satisfied.

In the nine months ended March 31, 2022, the Group recognized $6.6 million in commercialization revenue relating to royalty income earned on sales of TEMCELL in Japan by our licensee JCR, compared with $5.3 million for the nine months ended March 31, 2021. These amounts were recorded in revenue as there are no further performance obligations required in regard to these items.

Inventories

Inventories are included in the financial statements at the lower of cost (including raw materials, direct labor, other direct costs and related production overheads) and net realizable value. Pre-launch inventory is held as an asset when there is a high probability of regulatory approval for the product in accordance with IAS 2 Inventories. Before that point, a provision is made against the carrying value to its recoverable amount in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets; the provision is then reversed at the point when a high probability of regulatory approval is determined.

The Group considers a number of factors in determining the probability of the product candidate realizing future economic benefit, including the product candidate’s current status in the regulatory approval process, results from the related pivotal clinical trial, results from meetings with relevant regulatory agencies prior to the filing of regulatory applications, the market need, historical experience, as well as potential impediments to the approval process such as product safety or efficacy, commercialization and market trends.

When a provision is made against the carrying value of pre-launch inventory the costs are recognized within Manufacturing Commercialization expenses. When the high probability threshold is met, the provision will be reversed through Manufacturing Commercialization expenses. As of March 31, 2022, there was $29.7 million of pre-launch inventory recognized on the balance sheet that was fully provided for, compared with $21.9 million at June 30, 2021. For the nine months ended March 31, 2022 and the year ended June 30, 2021, $7.9 million and $13.1 million of pre-launch inventory costs have been recognized within Manufacturing Commercialization expenses in relation to the provision against the carrying value of pre-launch inventory. Of the total provision amount, $0.4 million relates to obsolete stock at March 31, 2022 and $0.5 million relates to obsolete stock at June 30, 2021.

4. Income tax benefit/(expense)

	Three Months Ended March 31,		Nine Months Ended March 31,
(in U.S. dollars, in thousands)	2022	2021	2022	2021
Income tax (benefit)/expense
Current tax
Current tax	—	—	—	—
Total current tax (benefit)/expense	—	—	—	—

Deferred tax
(Increase)/decrease in deferred tax assets	(127)	(181)	(314)	(1,129)
(Decrease)/increase in deferred tax liabilities	82	83	127	375
Total deferred tax (benefit)/expense	(45)	(98)	(187)	(754)
Income tax (benefit)/expense	(45)	(98)	(187)	(754)

Deferred tax assets have been brought to account only to the extent that it is foreseeable that they are recoverable against future tax liabilities.

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized. Deferred tax assets are offset against taxable temporary differences (deferred tax liabilities) when the deferred tax balances relate to the same tax jurisdiction in accordance with our accounting policy.

Deferred taxes are measured at the rate in which they are expected to settle within the respective jurisdictions, which can change based on factors such as new legislation or timing of utilization and reversal of associated assets and liabilities.

	As of	As of
(in U.S. dollars, in thousands)	March 31, 2022	June 30, 2021
Deferred tax assets not brought to account
Unused tax losses
Potential tax benefit at local tax rates	89,029	77,738
Other temporary differences
Potential tax benefit at local tax rates	9,338	7,424
Other tax credits
Potential tax benefit at local tax rates	3,220	3,220
	101,587	88,382

As of March 31, 2022 and June 30, 2021, the Group has deferred tax assets not brought to account of $101.6 million and $88.4 million, respectively. Deferred tax assets have been brought to account only to the extent that it is foreseeable that they are recoverable against future tax liabilities.

5. Financial assets and liabilities

This note provides information about the Group's financial instruments, including:

•	an overview of all financial instruments held by the Group;
•	specific information about each type of financial instrument;
•	accounting policies; and
•	information used to determine the fair value of the instruments, including judgments and estimation uncertainty involved.

The Group holds the following financial instruments:

Financial assets (in U.S. dollars, in thousands)	Notes	Assets at FVOCI(1)	Assets at FVTPL(2)	Assets at amortized cost	Total
As of March 31, 2022
Cash & cash equivalents	5(a)	—	—	76,760	76,760
Trade & other receivables	5(b)	—	—	5,634	5,634
Financial assets at fair value through other comprehensive income		2,032	—	—	2,032
Other non-current assets		—	—	1,973	1,973
		2,032	—	84,367	86,399
As of June 30, 2021
Cash & cash equivalents	5(a)	—	—	136,881	136,881
Trade & other receivables	5(b)	—	—	4,842	4,842
Financial assets at fair value through other comprehensive income		2,080	—	—	2,080
Other non-current assets		—	—	1,724	1,724
		2,080	—	143,447	145,527

(1)	Fair value through other comprehensive income
(2)	Fair value through profit or loss

Financial liabilities (in U.S. dollars, in thousands)	Notes	Liabilities at FVOCI(1)	Liabilities at FVTPL(2)	Liabilities at amortized cost	Total
As of March 31, 2022
Trade and other payables	5(c)	—	—	18,983	18,983
Borrowings	5(d)	—	—	94,169	94,169
Contingent consideration	5(e)(iii)	—	23,890	—	23,890
Warrant liability	5(e)(vi)	—	5,033	—	5,033
		—	28,923	113,152	142,075
As of June 30, 2021
Trade and other payables	5(c)	—	—	19,598	19,598
Borrowings	5(d)	—	—	94,245	94,245
Contingent consideration	5(e)(iii)	—	25,409	—	25,409
		—	25,409	113,843	139,252

(1)	Fair value through other comprehensive income
(2)	Fair value through profit or loss

The Group’s exposure to various risks associated with the financial instruments is discussed in Note 9. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

a.	Cash and cash equivalents

	As of March 31,	As of June 30,
(in U.S. dollars, in thousands)	2022	2021
Cash at bank	76,311	136,430
Deposits at call(1)	449	451
	76,760	136,881

(1)	As of March 31, 2022 and June 30, 2021, interest-bearing deposits at call include amounts of $0.4 million and $0.5 million, respectively, held as security and restricted for use.

(i) Classification as cash equivalents

Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition.

b.	Trade and other receivables and prepayments

(i) Trade and other receivables

	As of March 31,	As of June 30,
(in U.S. dollars, in thousands)	2022	2021
Trade debtors	2,011	2,000
Foreign withholding tax recoverable	471	471
U.S. Tax credits	1,473	1,473
Security deposit	—	252
Sundry debtors	11	—
Other recoverable taxes (Goods and services tax and value-added tax)	168	646
Insurance asset	1,500	—
Trade and other receivables	5,634	4,842

(ii) Prepayments

	As of March 31,	As of June 30,
(in U.S. dollars, in thousands)	2022	2021
Clinical trial research and development expenditure	1,358	2,823
Prepaid insurance and subscriptions	3,768	1,921
Other	613	1,760
Prepayments	5,739	6,504

(iii) Classification as trade and other receivables

Trade receivables and other receivables represent the principal amounts due at balance date less, where applicable, any provision for expected credit losses. The Group uses the simplified approach to measuring expected credit losses, which uses a lifetime expected credit loss allowance. Debts which are known to be uncollectible are written off in the consolidated income statement. All trade receivables and other receivables are recognized at the value of the amounts receivable, as they are due for settlement within 60 days and therefore do not require remeasurement.

(iv) Other receivables

These amounts generally arise from transactions outside the usual operating activities of the Group.

(v) Fair values of trade and other receivables

Due to the short-term nature of the current receivables, their carrying amount is assumed to be the same as their fair value.

(vi) Impairment and risk exposure

Information about the impairment of trade and other receivables, their credit quality and the Group’s exposure to credit risk, foreign currency risk and interest rate risk can be found in Note 9.

c.	Trade and other payables

	As of March 31,	As of June 30,
(in U.S. dollars, in thousands)	2022	2021
Trade payables and other payables	18,983	19,598
Trade and other payables	18,983	19,598

The carrying amounts of trade and other payables are assumed to be the same as their fair values, due to their short-term nature.

d.	Borrowings

	As of March 31,	As of June 30,
(in U.S. dollars, in thousands)	2022	2021
Borrowings
Secured liabilities:
Borrowing arrangements	81,919	80,000
Less: transaction costs	(8,142)	(6,751)
Amortization of carrying amount, net of payments made	20,392	20,996
	94,169	94,245

	As of March 31,	As of June 30,
(in U.S. dollars, in thousands)	2022	2021
Borrowings
Current	5,523	53,200
Non-current	88,646	41,045
	94,169	94,245

(i) Borrowing arrangements

Funds associated with Oaktree Capital Management, L.P. (“Oaktree”)

In November 2021, the Group’s senior debt facility with Hercules was refinanced with a new $90.0 million five-year facility provided by funds associated with Oaktree. The Group drew the first tranche of $60.0 million on closing, with proceeds being used to discharge our obligations under the Hercules loan. Up to an additional $30.0 million may be drawn on or before December 31, 2022, subject to certain milestones. The facility has a three-year interest only period, at a fixed rate of 9.75% per annum, after which time 40% of the principal amortizes over two years and a final payment is due no later than November 2026. The facility also allows the Group to make quarterly payments of interest at a rate of 8.0% per annum for the first two years, and the unpaid interest portion (1.75% per annum) will be added to the outstanding loan balance and shall accrue further interest at a fixed rate of 9.75% per annum.

On November 19, 2021, Oaktree were also granted warrants to purchase 1,769,669 American Depositary Shares (“ADSs”) at US$7.26 per ADS, a 15% premium to the 30-day VWAP. The Group has determined that an obligation to issue the warrants has arisen from the time the debt facility was signed; consequently, a liability for the warrants has been recognized in November 2021. The warrants were legally issued on January 11, 2022 and may be exercised within 7 years of issuance. On the issuance date of the Oaktree facility and the warrants, the warrants were initially measured at fair value and the Oaktree borrowing liability measured as the difference between the $60.0 million received from the Oaktree facility and the fair value of the warrants. Refer to Note 5(e)(vi) for more details on warrants issued.

In the nine months ended March 31, 2022, the Group recognized a gain of $0.1 million in the Income Statement as remeasurement of borrowing arrangements within finance costs in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our credit facility. No remeasurement of borrowing arrangements was recognized in the nine months ended March 31, 2021.

Hercules Capital, Inc.

In March 2018, the Group entered into a loan and security agreement with Hercules, for a $75.0 million non-dilutive, four year credit facility. The Group drew the first tranche of $35.0 million on closing and a further tranche of $15.0 million was drawn in January 2019.

Interest on the loan was payable monthly in arrears on the 1st day of the month. At closing date, the interest rate was 9.45%. At June 30, 2019, in line with increases in the U.S prime rate, the interest rate was 10.45%. On August 1, September 19 and October 31, 2019, in line with the decreases in the U.S. prime rate, the interest rate on the loan decreased to 10.20%, 9.95% and 9.70%, respectively, and remained at 9.70% in line with the terms of the loan agreement.

In November 2021, this loan was refinanced with a new $90.0 million five-year facility provided by Oaktree. The Group drew the first tranche of $60.0 million on closing, with proceeds being used to repay the outstanding balance with Hercules.

In the nine months ended March 31, 2022, the Group recognized a loss of $0.9 million in the Income Statement as remeasurement of borrowing arrangements within finance costs. $1.3 million of this loss relates to prepaying the Group’s outstanding balance and extinguishing the loan with Hercules, offset by a $0.4 million gain to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our credit facility. In the nine months ended March 31, 2021, the Group recognized a gain of $0.1 million in the Income Statement as remeasurement of borrowing arrangements within finance costs. This remeasurement relates to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our credit facility.

NovaQuest Capital Management, L.L.C.

On June 29, 2018, the Group entered into an eight-year, $40.0 million loan and security agreement with NovaQuest before drawing the first tranche of $30.0 million of the principal in July 2018. The loan term includes an interest only period of approximately four years through until July 8, 2022, then a four-year amortization period through until maturity on July 8, 2026. All interest and principal payments will be deferred until after the first commercial sale of remestemcel-L for the treatment in pediatric patients with SR-aGVHD. Principal is repayable in equal quarterly instalments over the amortization period of the loan and is subject to the payment cap described below. The loan has a fixed interest rate of 15% per annum. If there are no net sales of remestemcel-L for pediatric SR-aGVHD, the loan is only repayable at maturity. The Group can elect to prepay all outstanding amounts owing at any time prior to maturity, subject to a prepayment charge, and may decide to do so if net sales of remestemcel-L for pediatric SR-aGVHD are significantly higher than current forecasts.

Following approval and first commercial sales, repayments commence based on a percentage of net sales and are limited by a payment cap which is equal to the principal due for the next 12 months, plus accumulated unpaid principal and accrued unpaid interest. During the four-year period commencing July 8, 2022, principal amortizes in equal quarterly instalments payable only after approval and first commercial sales. If in any quarterly period, 25% of net sales of remestemcel-L for pediatric SR-aGVHD exceed the annual payment cap, the Group will pay the payment cap and an additional portion of excess sales which will be used towards the prepayment amount in the event there is an early prepayment of the loan. If in any quarterly period 25% of net sales of remestemcel-L for pediatric SR-aGVHD is less than the annual payment cap, then the payment is limited to 25% of net sales of remestemcel-L for pediatric SR-aGVHD. Any unpaid interest will be added to the principal amounts owing and shall accrue further interest. At maturity date, any unpaid loan balances are repaid.

Because of this relationship of net sales and repayments, changes in our estimated net sales may trigger an adjustment of the carrying amount of the financial liability to reflect the revised estimated cash flows. The carrying amount is recalculated by computing the present value of the revised estimated future cash flows at the financial instrument’s original effective interest rate. The adjustment is recognized in the Income Statement as remeasurement of borrowing arrangements within finance costs in the period the revision is made.

In the nine months ended March 31, 2022 and 2021, the Group recognized a gain of $0.4 million and $4.6 million, respectively, in the Income Statement as remeasurement of borrowing arrangements within finance costs in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows as a net result of changes to the key assumptions in development timelines.

The Group recognizes a liability as current based on repayments linked to estimates of sales of remestemcel-L. However, if sales of remestemcel-L are higher than estimated, actual repayments will exceed this amount, subject to the annual payment cap described above.

The carrying amount of the loan and security agreement with NovaQuest is subordinated to the Group’s fixed rate loan with the senior creditor, Oaktree. The Group have pledged a portion of our assets relating to the SR-aGVHD product candidate as collateral under the loan facility with NovaQuest.

(ii) Compliance with loan covenants

Our loan facilities with Oaktree and NovaQuest contain a number of covenants that impose operating restrictions on us, which may restrict our ability to respond to changes in our business or take specified actions. The Group has an operating objective to at all times maintain unrestricted cash reserves in excess of six months liquidity. The objective aligns with our loan and security agreement with Oaktree where the Group is currently obliged to maintain a minimum unrestricted cash balance in the United States of $35.0 million.

The Group has complied with the financial and other restrictive covenants of its borrowing facilities during the nine months ended March 31, 2022 and during the year ended June 30, 2021.

(iii) Net Debt Reconciliation

	As of March 31,	As of June 30,
(in U.S. dollars, in thousands)	2022	2021
Cash and cash equivalents	76,760	136,881
Borrowings	(94,169)	(94,245)
Lease liabilities	(10,482)	(11,250)
Warrant liability	(5,033)	—
Net Debt(1)	(32,924)	31,386

Cash and cash equivalents	76,760	136,881
Gross debt - fixed interest rates	(104,651)	(52,631)
Gross debt - variable interest rates	—	(52,864)
Warrant liability	(5,033)	—
Net Debt(1)	(32,924)	31,386
(1)	Net debt amount includes leases and borrowing arrangements.

	Liabilities from financing activities				Other assets
(in U.S. dollars, in thousands)	Borrowings	Leases	Warrant liability	Sub-total	Cash and cash equivalents	Total
Net Debt as at June 30, 2021	(94,245)	(11,250)	—	(105,495)	136,881	31,386
Cash Flows(1)	12,875	2,852	(8,081)	7,646	(59,727)	(52,081)
Remeasurement adjustments	(450)	—	3,047	2,597	—	2,597
Other Changes(2)	(12,349)	(645)	—	(12,994)	—	(12,994)
Acquisition – leases	—	(1,463)	—	(1,463)	—	(1,463)
Foreign exchange adjustments	—	24	1	25	(394)	(369)
Net Debt as at March 31, 2022	(94,169)	(10,482)	(5,033)	(109,684)	76,760	(32,924)
(1)	Cash flows include the payments of borrowings, lease liabilities and interest which are presented as financing cash flows in the statement of cash flows.
(2)	Other changes include modification of leases and accrued interest expenses for borrowings and leases.

(iv) Fair values of borrowing arrangements

The carrying amount of the borrowings at amortized cost in accordance with our accounting policy is a reasonable approximation of fair value.

e.Recognized fair value measurement

(i) Fair value hierarchy

The following table presents the Group's financial assets and financial liabilities measured and recognized at fair value as of March 31, 2022 and June 30, 2021 on a recurring basis, categorized by level according to the significance of the inputs used in making the measurements:

As of March 31, 2022
(in U.S. dollars, in thousands)	Notes	Level 1	Level 2	Level 3	Total
Financial Assets
Financial assets at fair value through other comprehensive income:
Equity securities - biotech sector		—	—	2,032	2,032
Total Financial Assets		—	—	2,032	2,032

Financial Liabilities
Financial liabilities at fair value through profit or loss:
Contingent consideration	5(e)(iii)	—	—	23,890	23,890
Warrant liabilities	5(e)(vi)	—	—	5,033	5,033
Total Financial Liabilities		—	—	28,923	28,923

As of June 30, 2021
(in U.S. dollars, in thousands)	Notes	Level 1	Level 2	Level 3	Total
Financial Assets
Financial assets at fair value through other comprehensive income:
Equity securities - biotech sector		—	—	2,080	2,080
Total Financial Assets		—	—	2,080	2,080

Financial Liabilities
Financial liabilities at fair value through profit or loss:
Contingent consideration	5(e)(iii)	—	—	25,409	25,409
Total Financial Liabilities		—	—	25,409	25,409

There were no transfers between any of the levels for recurring fair value measurements during the period.

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, trading and financial assets at fair value through other comprehensive income securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (for example, foreign exchange contracts) is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for provisions (contingent consideration), equity securities (unlisted) and warrant liabilities.

(ii) Valuation techniques used.

The Group did not hold any level 1 and level 2 financial instruments as at March 31, 2022 or June 30, 2021.

The Group’s level 3 assets consists of an investment in unlisted equity securities in the biotechnology sector. Level 3 assets were 100% of total assets measured at fair value as at March 31, 2022 and June 30, 2021. The Group’s level 3 liabilities consist of a contingent consideration provision related to the acquisition of Osiris’ MSC business and warrant liabilities related to the warrants granted to Oaktree as part of the debt facility. Level 3 liabilities were 100% of total liabilities measured at fair value as at March 31, 2022 and June 30, 2021. The Group used discounted cash flow analysis to determine the fair value measurements of Osiris’ MSC business and used the Black-Scholes valuation method to determine the fair value of warrant liabilities. Refer to Note 5(e)(vi) for the fair value measurement and movements in warrant liability for the period ended March 31, 2022 and June 30, 2021.

(iii) Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 instruments for the nine months ended March 31, 2022 and the year ended June 30, 2021.

(in U.S. dollars, in thousands)	Contingent consideration provision
Opening balance - July 1, 2020	45,166
Amount used during the period	(1,070)
Charged/(credited) to consolidated income statement:
Remeasurement(1)	(18,687)
Closing balance - June 30, 2021	25,409

Opening balance - July 1, 2021	25,409
Amount used during the period	(918)
Charged/(credited) to consolidated income statement:
Remeasurement(2)	(601)
Closing balance - March 31, 2022	23,890

(1)

In the year ended June 30, 2021 a gain of $18.7 million was recognized on the remeasurement of contingent consideration pertaining to the acquisition of assets from Osiris. This gain was a net result of changing the key assumptions of the contingent consideration valuation such as probability of success and developmental timelines primarily as a result of receiving the Complete Response Letter from the FDA on the BLA for remestemcel-L for the treatment of pediatric SR-aGVHD on September 30, 2020.

(2)

In the nine months ended March 31, 2022 a gain of $0.6 million was recognized on the remeasurement of contingent consideration pertaining to the acquisition of assets from Osiris. This remeasurement was a net result of changing key assumptions of the contingent consideration valuation such as developmental timelines, market growth and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration.

(iv) Valuation inputs and relationship to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

					Range of inputs (weighted average)
(in U.S. dollars, in thousands, except percent data)	Fair value as of March 31,	Fair value as of June 30,	Valuation	Unobservable	Nine Months Ended March 31,	Year Ended June 30,	Relationship of unobservable inputs to
Description	2022	2021	technique	inputs(1)	2022	2021	fair value
Contingent consideration provision	23,890	25,409	Discounted cash flows	Risk adjusted discount rate	11%-13% (12.5%)	11%-13% (12.5%)

Nine months ended 31 March, 2022: A change in the discount rate by 0.5% would increase/decrease the fair value by 0.2%.

Year ended 30 June, 2021: A change in the discount rate by 0.5% would increase/decrease the fair value by 0.3%.

				Expected unit sales price	Various	Various

Nine months ended 31 March, 2022: A change in the price assumptions by 10% would increase/decrease the fair value by 3%.

Year ended 30 June, 2021: A change in the price assumptions by 10% would increase/decrease the fair value by 3%.

				Expected sales volumes	Various	Various

Nine months ended 31 March, 2022: A change in the volume assumptions by 10% would increase/decrease the fair value by 3%.

Year ended 30 June, 2021: A change in the volume assumptions by 10% would increase/decrease the fair value by 3%.

				Probability of success	Various	Various

Nine months ended 31 March, 2022: A change in the probability of success assumptions by 10% and 20% would increase/decrease the fair value by 8.7% and 17.5%, respectively.

Year ended 30 June, 2021: A change in the probability of success assumptions by 10% and 20% would increase/decrease the fair value by 8.6% and 17.3%, respectively.

(1)	There were no significant inter-relationships between unobservable inputs that materially affect fair values.

(v) Valuation processes

In connection with the Osiris acquisition, on October 11, 2013 (the “acquisition date”), an independent valuation of the contingent consideration was carried out by an independent valuer.

For the nine months ended March 31, 2022 and the year ended June 30, 2021, the Group has adopted a process to value contingent consideration internally. This valuation has been completed by the Group’s internal valuation team and reviewed by the Chief Financial Officer (the "CFO"). The valuation team is responsible for the valuation model. The valuation team also manages a process to continually refine the key assumptions within the model. This is done with input from the relevant business units. The key assumptions in the model have been clearly defined and the responsibility for refining those assumptions has been assigned to the most relevant business units. For each indication we determine the probability of success based on the current development status within each jurisdiction. Cash flows relevant to each jurisdiction are discounted appropriately based on the discount rate assumed. The remeasurement charged to the consolidated income statement in the nine months ended March 31, 2022 was a net result of changing the key assumptions of the contingent consideration valuation such as development timelines, market growth and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration. When the outcome of the request for approval is known, this could change the key assumptions and a further remeasurement of contingent consideration, up or down, could occur.

	As of March 31,	As of June 30,
The fair value of contingent consideration (in U.S. dollars, in thousands)	2022	2021
Fair value of cash or stock payable, dependent on achievement of future late-stage clinical or regulatory targets	18,064	18,328
Fair value of royalty payments from commercialization of the intellectual property acquired	5,826	7,081
	23,890	25,409

The main level 3 inputs used by the Group are evaluated as follows:

Risk adjusted discount rate:

The discount rate used in the valuation has been determined based on required rates of returns of listed companies in the biotechnology industry (having regards to their stage of development, their size and number of projects) and the indicative rates of return required by suppliers of venture capital for investments with similar technical and commercial risks. This assumption is reviewed as part of the valuation process outlined above.

Expected unit sales prices:	Expected market sale price of the most comparable products currently available in the market place. This assumption is reviewed as part of the valuation process outlined above.
Expected sales volumes:	Expected sales volumes of the most comparable products currently available in the market place. This assumption is reviewed as part of the valuation process outlined above.
Probability of success:

Expected cash flows used to measure contingent consideration are risk adjusted for the probability of successful development of products. This assumption is reviewed as part of the valuation process outlined above.

(vi) Warrant liability

(in U.S. dollars, in thousands)	As of March 31,	As of June 30,
Warrant liability	2022	2021
Opening balance	—	—
Warrants fair value at grant date - November 19, 2021	8,081	—
Remeasurement of warrant liability	(3,048)	—
Closing Balance	5,033	—

On November 19, 2021, in connection with the $60.0 million drawdown of the Oaktree debt, Oaktree were granted the right to warrants to purchase 1,769,669 ADSs at US$7.26 per ADS, a 15% premium to the 30-day VWAP. Given that Oaktree received an unconditional right to the warrants on November 19, 2021, this date has been determined as the measurement date. The warrants instruments were issued on January 11, 2022, following the required administrative process, and these warrants may be exercised within 7 years of issuance of the warrant instruments. The warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.

The exercise price of the warrants will be received in USD, which is different to Mesoblast Limited’s functional currency of AUD which gives rise to variability in the cash flow. As a result, the warrants are classified as a financial liability in accordance with IAS32 Financial Instruments: Presentation. The financial liability is recorded in warrant liability at fair value at grant date and subsequently remeasured at each reporting period with changes being recorded in the Income Statement as remeasurement of warrant liability. The warrant liabilities are considered level 3 liabilities as the determination of fair value includes various assumptions about the share prices and historical volatility as inputs.

As at grant date of November 19, 2021 and March 31, 2022, the fair value of warrant liability was $8.1 million and $5.0 million, respectively. During the period, a gain of $3.1 million was recognized on the remeasurement of warrant liability.

(i) Fair value of warrants

The warrants granted are not traded in an active market and therefore the fair value has been estimated by using the Black-Scholes valuation method based on the following assumptions. Key terms of the warrants are included below. The following assumptions were based on observable market conditions that existed at the issue date and as of March 31, 2022.

	As of March 31,	At Grant date - November 19,
Assumption	2022	2021	Rationale
Share Price	US$4.22	US$6.24	Closing share price on valuation date from external market source
Exercise Price	US$7.26	US$7.26	As per subscription agreement
Expected Term	7 years	7 years	As per subscription agreement
Dividend Yield	0%	0%	Based on Company’s nil dividend history
Expected Volatility	84.32%	83.94%	Based on historical volatility data for the Company
Risk Free Interest Rate	2.43%	1.46%	Based on the closing U.S treasury issued 7 year bonds on valuation date
Fair value per warrant	US$2.8441	US$4.5664	Determined using Black Scholes-valuation model with the inputs above
Fair value	$5,033,107	$8,081,028	Fair value of 1,769,669 warrants as at grant date and as of March 31, 2022

6. Non-financial assets and liabilities

a.	Intangible assets

(in U.S. dollars, in thousands)	Goodwill	Acquired licenses to patents	In-process research and development acquired	Current marketed products	Total
Year Ended June 30, 2021
Opening net book amount	134,453	1,673	427,779	17,696	581,601
Additions	—	500	—	—	500
Exchange differences	—	1	—	21	22
Amortization charge	—	(102)	—	(1,475)	(1,577)
Closing net book amount	134,453	2,072	427,779	16,242	580,546

As of June 30, 2021
Cost	134,453	3,407	489,698	23,999	651,557
Accumulated amortization	—	(1,335)	—	(7,757)	(9,092)
Accumulated impairment	—	—	(61,919)	—	(61,919)
Net book amount	134,453	2,072	427,779	16,242	580,546

Nine Months Ended March 31, 2022
Opening net book amount	134,453	2,072	427,779	16,242	580,546
Additions/(Reversals)	—	(500)	—	—	(500)
Exchange differences	—	74	—	—	74
Amortization charge	—	(84)	—	(1,091)	(1,175)
Closing net book amount	134,453	1,562	427,779	15,151	578,945

As of March 31, 2022
Cost	134,453	2,979	489,698	23,999	651,129
Accumulated amortization	—	(1,417)	—	(8,848)	(10,265)
Accumulated impairment	—	—	(61,919)	—	(61,919)
Net book amount	134,453	1,562	427,779	15,151	578,945

During the three months ended March 31, 2022, a full annual impairment assessment was performed. No impairment of the in-process research and development and goodwill was identified.

(i) Carrying value of in-process research and development acquired by product

	As of March 31,	As of June 30,
(in U.S. dollars, in thousands)	2022	2021
Cardiovascular products(1)	254,351	254,351
Intravenous products for metabolic diseases and inflammatory/immunologic conditions(2)	70,730	70,730
MSC products(3)	102,698	102,698
	427,779	427,779

(1)	Includes MPC-150-IM for the treatment or prevention of chronic heart failure and MPC-25-IC for the treatment or prevention of acute myocardial infarction
(2)	Includes MPC-300-IV for the treatment of biologic-refractory rheumatoid arthritis and diabetic nephropathy
(3)	Includes remestemcel-L for the treatment of children with SR-aGVHD and remestemcel-L for the treatment of Crohn’s disease

For all products included within the above balances, the underlying currency of each item recorded is USD.

During the quarter ended March 31, 2022, a full annual impairment assessment was performed. No impairment of the in-process research and development and goodwill was identified.

b.	Provisions

	As of			As of
	March 31, 2022			June 30, 2021
(in U.S. dollars, in thousands)	Current	Non-current	Total	Current	Non-current	Total
Contingent consideration	10,774	13,116	23,890	10,764	14,645	25,409
Employee benefits	3,692	63	3,755	4,195	47	4,242
Provision for license agreements	3,750	—	3,750	3,751	2,325	6,076
Provision for litigation settlements(1)	2,000	—	2,000	—	—	—
	20,216	13,179	33,395	18,710	17,017	35,727

(1)

In October 2020, in light of the Complete Response Letter released by the FDA and the decline in the market price of our ADS, a purported class action lawsuit was filed in the U.S. Federal District Court for the Southern District of New York on behalf of purchasers or acquirers of our ADSs against the Company, its Chief Executive Officer, its former Chief Financial Officer and its former Chief Medical Officer for alleged violations of the U.S. Securities Exchange Act of 1934. The parties have reached an agreement in principle to settle the securities class action on a class wide basis for $2.0 million, with no admission of liability. This settlement was paid by the Company’s insurer in May 2022, other than the minimum excess as per the Company’s insurance policy. The settlement is subject to final documentation, notice to the class members, and approval of the court. The court granted preliminary approval of the settlement on April 8, 2022 and has scheduled a final approval hearing for August 15, 2022.

A class action proceeding in the Federal Court of Australia was served on the Company in May 2022 by the law firm William Roberts Lawyers on behalf of persons who, between February 22, 2018 and December 17, 2020, acquired an interest in Mesoblast shares, American Depository Receipts, and/or related equity swap arrangements. Similar to the class action lawsuit from October 2020 filed in the U.S. Federal District Court for the Southern District of New York, the class action relates to the Complete Response Letter released by the FDA; it also, unlike the U.S. action, relates to claims made by the Company in relation to our COVID-19 product candidate and the decline in the market price of our ordinary shares. The Company will vigorously defend against the proceedings. The Company cannot provide any assurance as to the possible outcome or cost to us from the lawsuit, particularly as it is at an early stage, nor how long it may take to resolve such lawsuit. Thus, the Company has not accrued any amounts in connection with such legal proceedings.

(i) Information about individual provisions and significant estimates

Contingent consideration

The contingent consideration provision relates to the Group’s liability for certain milestones and royalty achievements pertaining to the acquired MSC assets from Osiris. Further disclosures can be found in Note 5(e)(iii).

Employee benefits

The provision for employee benefits relates to the Group’s liability for annual leave, short term incentives and long service leave.

Employee benefits include accrued annual leave. As at March 31, 2022 and June 30, 2021, the entire amount of the annual leave accrual was $1.0 million and $1.0 million respectively, and is presented as current, since the Group does not have an unconditional right to defer settlement for any of these obligations.

(ii) Movements

The contingent consideration provision relates to the Group’s liability for certain milestones and royalty achievements. Refer to Note 5(e)(iii) for movements in contingent consideration for the period ended March 31, 2022 and June 30, 2021.

c.	Deferred tax balances

(i) Deferred tax balances

	As of March 31,	As of June 30,
(in U.S. dollars, in thousands)	2022	2021
Deferred tax assets
The balance comprises temporary differences attributable to:
Tax losses	69,620	71,916
Other temporary differences	10,671	8,248
Total deferred tax assets	80,291	80,164

Deferred tax liabilities
The balance comprises temporary differences attributable to:
Intangible assets	80,291	80,164
Total deferred tax liabilities	80,291	80,164
Net deferred tax liabilities	—	—

(ii) Movements

(in U.S. dollars, in thousands)	Tax losses(1) (DTA)	Other temporary differences(1) (DTA)	Intangible assets (DTL)	Total (DTL)
As of June 30, 2020	(72,899)	(6,196)	79,825	730
Charged/(credited) to:
- profit or loss	1,449	(2,609)	339	(821)
- directly to equity	(466)	557	—	91
As of June 30, 2021	(71,916)	(8,248)	80,164	—
Charged/(credited) to:
- profit or loss	2,101	(2,415)	127	(187)
- directly to equity	195	(8)	—	187
As of March 31, 2022	(69,620)	(10,671)	80,291	—

(1)	Deferred tax assets are netted against deferred tax liabilities

7. Cash flow information

(in U.S. dollars, in thousands)	As of March 31,	As of June 30,
(a) Reconciliation of cash and cash equivalents	2022	2021
Cash at bank	76,311	136,430
Deposits at call	449	451
	76,760	136,881

(in U.S. dollars, in thousands)	Nine months ended of March 31,
(b) Reconciliation of net cash flows used in operations with loss after income tax	2022	2021
Loss for the period	(69,892)	(76,751)
Add/(deduct) net loss for non-cash items as follows:
Depreciation and amortization	3,309	3,135
Foreign exchange (gains)/losses	10	(1,425)
Finance costs	12,486	11,854
Remeasurement of borrowing arrangements	450	(4,678)
Remeasurement of contingent consideration	(601)	(18,103)
Remeasurement of warrant liabilities	(3,048)	—
Equity settled share-based payment	4,445	10,440
Deferred tax benefit	(187)	(754)
Change in operating assets and liabilities:
Decrease/(increase) in trade and other receivables	(1,093)	(1,310)
Decrease/(increase) in prepayments	901	(2,235)
Increase/(decrease) in trade creditors and accruals	691	(529)
Increase/(decrease) in provisions	641	(1,473)
Net cash outflows used in operations	(51,888)	(81,829)

8. Equity

a. Contributed equity

(i) Share capital

	As of March 31,
	2022	2021	2022	2021
	Shares No.		(U.S. dollars, in thousands)
Contributed equity
(i) Share capital
Ordinary shares	650,454,551	648,696,070	1,165,309	1,162,188
Less: Treasury Shares	(542,903)	(1,296,649)	—	—
Total Contributed Equity	649,911,648	647,399,421	1,165,309	1,162,188

(ii) Movements in ordinary share capital

	As of March 31,		As of March 31,
	2022	2021	2022	2021
	Shares No.		(U.S. dollars, in thousands)
Opening balance	648,696,070	583,949,612	1,163,153	1,051,450
Issues of ordinary shares during the period
Exercise of share options(1)	—	—	209	8,539
Transfer to employee share trust(1)	—	3,450,000	—	—
Share based compensation for services rendered	1,758,481	1,187,168	1,698	1,867
Placement of shares under a share placement agreement(2)	—	60,109,290	—	97,031
Transaction costs arising on share issue	—	—	21	(1,176)
Total contributions of equity during the period	1,758,481	64,746,458	1,928	106,261
Share options reserve transferred to equity on exercise of options	—	—	228	4,477
Ending balance	650,454,551	648,696,070	1,165,309	1,162,188

(1)

Options are issued to employees, directors and consultants in accordance with the Mesoblast Employee Share Option Plan. From July 1, 2020, unpaid shares are issued to the share trust to enable future option exercises to be settled. On exercise of options, the proceeds of the exercise are recorded in ordinary share capital in Mesoblast Limited and the exercise is settled by transfer of the shares from the share trust to the employee. Prior to July 1, 2020, the shares issued and share capital received on the exercise of options were recorded in ordinary share capital.

(2)

During the nine months ended March 31, 2021, 60,109,290 shares were issued in an equity purchase of Mesoblast Limited at A$2.30 per share to existing and new institutional investors, representing a 6.50% discount to the price calculated at the close of trading February 25, 2021. The investors also received warrants to acquire a further 15 million shares at a price of A$2.88 per share, a 25% premium to the placement price, which may raise up to a further A$43.2 million, on or before March 15, 2028. These warrants have been classified within warrant reserves, refer to Note 8(b).

(iii) Movements of shares in share trust

	As of March 31,		As of March 31,
	2022	2021	2022	2021
	Shares No.		(U.S. dollars, in thousands)
Opening balance(1)	771,983	3,500,000	—	—
Movement of shares in share trust
Transfer to employee share trust(2)	—	3,450,000	—	—
Exercise of share options(2)	(229,080)	(5,653,351)	—	—
Ending balance	542,903	1,296,649	—	—

(1)

In July 2020, the Group formed the Mesoblast Employee Share Trust, being a new trust formed to administer the Group’s employee share scheme. Prior to forming the new trust, the Group had been using the Mesoblast Limited Employee Share Trust for administering some aspects of the Group’s employee share scheme. In July 2020, 3,500,000 shares were transferred from Mesoblast Limited Employee Share Trust to the Mesoblast Employee Share Trust. These trusts have been consolidated, as the substance of the relationship is that the trusts are controlled by the Group.

(2)

Options are issued to employees, directors and consultants in accordance with the Mesoblast Employee Share Option Plan. From July 1, 2020, unpaid shares are issued to the share trust to enable future option exercises to be settled. On exercise of options, the proceeds of the exercise are recorded in ordinary share capital in Mesoblast Limited and the exercise is settled by transfer of the shares from the share trust to the employee. Prior to July 1, 2020, the shares issued and share capital received on the exercise of options were recorded in ordinary share capital.

b.	Warrant reserve
(in U.S. dollars, in thousands)	As of March 31,	As of June 30,
Warrant reserve	2022	2021
Opening balance	12,969	—
Warrants fair value at issue date - March 18, 2021	—	12,969
Closing Balance	12,969	12,969

In March 2021, the Group completed a A$138.0 million (US$110.0 million) private placement of 60,109,290 new fully-paid ordinary shares at a price of A$2.30. As part of this placement, the Group also issued one warrant for every four ordinary shares issued in the placement, which resulted in a further 15,027,327 warrants issued. Each warrant has an exercise price of A$2.88 per share and a 7 year term. The Group has a right to compel exercise of the warrants at any time, subject to the price of the Group’s ordinary shares trading at least A$4.32 for 45 consecutive days on the ASX. The warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.

9. Financial risk management

This note explains the Group’s exposure to financial risks and how these risks could affect the Group’s future financial performance. Current year profit and loss information has been included where relevant to add further context.

Risk	Exposure arising from	Measurement	Management
Market risk – currency risk	Future commercial transactions Recognized financial assets and liabilities not denominated in the functional currency of each entity within the Group	Cash flow forecasting Sensitivity analysis

The future cash flows of each currency are forecast and the quantum of cash reserves held for each currency are managed in line with future forecasted requirements. Cross currency swaps are undertaken as required.

Market risk – interest rate risk	Long-term borrowings at floating rates	Sensitivity analysis

The Group does not currently have long-term borrowings at floating rates. Previously, long-term borrowings at floating rates were managed as follows: The facility could be refinanced and/or repaid. Interest rate swaps could be entered into to convert the floating interest rate to a fixed interest rate as required.

	Term deposits at fixed rates	Sensitivity analysis	Vary length of term deposits, utilize interest bearing accounts and periodically review interest rates available to ensure we earn interest at market rates.

Market risk – price risk	Long-term borrowings	Sensitivity analysis	Forecasts of net sales of the product underlying the NovaQuest borrowing arrangement are updated on a quarterly basis to evaluate the impact on the carrying amount of the financial liability.

Credit risk	Cash and cash equivalents, and trade and other receivables	Aging analysis Credit ratings	Only transact with the best risk rated banks available in each region giving consideration to the products required.

Liquidity risk	Cash and cash equivalents Borrowings	Rolling cash flow forecasts	Future cash flows requirements are forecasted and capital raising strategies are planned to ensure sufficient cash balances are maintained to meet the Group’s future commitments
a.	Market risk

(i) Currency risk

The Group has foreign currency amounts owing relating to clinical, regulatory and overhead activities and foreign currency deposits held primarily in the Group’s Australian based entity, whose functional currency is the A$. The Group also has foreign currency amounts owing in the Group’s Swiss and Singapore based entities, whose functional currencies are the US$. The Group also has foreign currency amounts owing in various other non-US$ currencies in A$ and US$ functional currency entities in the Group relating to clinical, regulatory and overhead activities. These foreign currency balances give rise to a currency risk, which is the risk of the exchange rate moving, in either direction, and the impact it may have on the Group’s financial performance.

Currency risk is minimized by ensuring the proportion of cash reserves held in each currency matches the expected rate of spend of each currency.

As of March 31, 2022, the Group held 98% of its cash in USD, and 2% in AUD. As of June 30, 2021, the Group held 89% of its cash in USD, and 11% in AUD.

(ii) Cash flow and fair value interest rate risk

The Group’s main interest rate risk arises from long-term borrowings with a floating interest rate, which exposes the Group to cash flow interest rate risk. As interest rates fluctuate, the amount of interest payable on financing where the interest rate is not fixed will also fluctuate. The Group can repay its loan facility at its discretion and can also refinance if the terms are suitable in the marketplace or from the existing lender. In November 2021, the Group refinanced its variable interest rate loan with a fixed rate loan thereby eliminating its current exposure to interest rate risk on long-term borrowings. As at March 31, 2022, the Group does not hold any floating interest rate borrowings.

The exposure of the Group’s borrowing to interest rate changes were as follows:

	As of		As of
	March 31, 2022		June 30, 2021
(in U.S. dollars, in thousands, except percent data)	Total	% of total borrowings	Total	% of total borrowings
Financial liabilities
Current borrowings
Variable rate borrowings - Hercules	—	0%	52,864	55%
Non-current borrowings
Variable rate borrowings - Hercules	—	0%	—	0%
	—	0%	52,864	55%

An analysis by maturities is provided in Note 9(c) below. The percentage of total loans shows the proportion of loans that are currently at variable rates in relation to the total amount of borrowings.

The borrowings which expose the Group to interest rate risk are described in the table below, together with the maximum and minimum interest rates being earned as of March 31, 2022 and June 30, 2021. The effect on profit is shown if interest rates change by 5%, in either direction, is as follows:

	As of			As of
	March 31, 2022			June 30, 2021
(in U.S. dollars, in thousands, except percent data)	Low	High	USD	Low	High	USD
Borrowings - USD	0.00%	0.00%	0(1)	9.70%	9.70%	52,864(1)
Rate increase by 5%	0.00%	0.00%	—	10.19%	10.19%	243
Rate decrease by 5%	0.00%	0.00%	—	9.22%	9.22%	(243)

(1)

Effect on profit/loss of interest rate changes is based on the loan principal amount of nil as of March 31, 2022, and loan principal amount of $50.0 million as of June 30, 2021. In November 2021, proceeds provided by Oaktree were used to repay the outstanding balance with Hercules.

The Group is also exposed to interest rate movements which impacts interest income earned on its deposits and at call accounts. The interest income derived from these balances can fluctuate due to interest rate changes. This interest rate risk is managed by periodically reviewing interest rates available for suitable interest bearing accounts to ensure we earn interest at market rates. The Group ensures that sufficient funds are available, in at call accounts, to meet the working capital requirements of the Group.

The deposits held which derive interest revenue are described in the table below, together with the maximum and minimum interest rates being earned as of March 31, 2022 and June 30, 2021. The effect on profit is shown if interest rates change by 10%, in either direction, is as follows:

	As of			As of
	March 31, 2022			June 30, 2021
(in U.S. dollars, in thousands, except percent data)	Low	High	USD	Low	High	USD
Funds invested - USD	0.00%(1)	0.00%(1)	56,571	0.00%(1)	0.00%(1)	107,564
Rate increase by 10%	0.03%(1)	0.03%(1)	17	0.03%(1)	0.03%(1)	32
Rate decrease by 10%	0.03%(1)	0.03%(1)	(17)	0.03%(1)	0.03%(1)	(32)

AUD	Low	High	AUD	Low	High	AUD
Funds invested - AUD	0.36%	0.36%	600	0.24%	0.24%	600
Rate increase by 10%	0.40%	0.40%	0	0.26%	0.26%	0
Rate decrease by 10%	0.32%	0.32%	(0)	0.22%	0.22%	(0)

(1)	The interest rate reduced to 0% for the period ended March 31, 2022. The sensitivity assumes the interest rate to increase or decrease by 0.03%, which is consistent with prior periods.

(iii) Price risk

Price risk is the risk that future cash flows derived from financial instruments will be altered as a result of a market price movement, which is defined as movements other than foreign currency rates and interest rates. The Group is exposed to price risk which arises from long-term borrowings under its facility with NovaQuest, where the timing and amounts of principal and interest payments is dependent on net sales of remestemcel-L for the treatment of SR-aGVHD in pediatric patients in the United States and other territories excluding Asia. As net sales of remestemcel-L for the treatment of SR-aGVHD in pediatric patients in these territories increase/decrease, the timing and amount of principal and interest payments relating to this type of financing arrangement will also fluctuate, resulting in an adjustment to the carrying amount of the financial liability. The adjustment is recognized in the Income Statement as remeasurement of borrowing arrangements within finance costs in the period the revision is made.

The exposure of the Group’s borrowing to price rate changes are as follows:

	As of		As of
	March 31, 2022		June 30, 2021
(in U.S. dollars, in thousands, except percent data)	Total	% of total borrowings	Total	% of total borrowings
Financial liabilities
Current borrowings
Borrowings - NovaQuest	846	1%	336	0%
Non-current borrowings
Borrowings - NovaQuest	45,850	49%	41,045	45%
	46,696	50%	41,381	45%

As at March 31, 2022, all other factors held constant, a 20% increase in the forecast net sales of remestemcel-L for the treatment of SR-aGVHD in pediatric patients in the United States and other territories excluding Asia would increase non-current borrowing and decrease profit by $0.2 million, whereas a 20% decrease in the net sales of remestemcel-L for the treatment of SR-aGVHD in pediatric patients in the United States and other territories excluding Asia would decrease non-current borrowings and increase profit by $0.3 million.

The Group is also exposed to price risk on contingent consideration provision balances, as expected unit revenues are a significant unobservable input used in the level 3 fair value measurements. As at March 31, 2022, all other factors held constant, the increase/decrease in price assumptions adopted in the fair value measurements of the contingent consideration provision are discussed in Note 5(e)(iv).

The Group does not consider it has any exposure to price risk other than those already described above.

b.	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge its obligation and cause financial loss to the other party. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets as mentioned in Note 5.

c.	Liquidity risk

Liquidity risk is the risk that the Group will not be able to pay its debts as and when they fall due. Liquidity risk has been assessed in Note 1(i).

All financial liabilities, excluding contingent consideration, borrowings and lease liabilities, held by the Group as of March 31, 2022 and June 30, 2021, are non-interest bearing and mature within 6 months. The total contractual cash flows associated with these liabilities equate to the carrying amount disclosed within the financial statements.

As of March 31, 2022, the maturity profile of the anticipated future contractual cash flows on an undiscounted basis, and which therefore differs from the carrying value, is as follows:

(in U.S. dollars, in thousands)	Within 1 year	Between 1-2 years	Between 2-5 years	Over 5 years	Total contractual cash flows	Carrying amount
Borrowings(1)(2)	(6,176)	(12,089)	(156,528)	—	(174,793)	(94,169)
Trade payables	(18,983)	—	—	—	(18,983)	(18,983)
Lease liabilities	(2,965)	(4,674)	(3,941)	—	(11,580)	(10,482)
Contingent consideration(3)	(1,009)	(1,914)	(7,864)	—	(10,787)	(5,826)
	(29,133)	(18,677)	(168,333)	—	(216,143)	(129,460)

(1)	Contractual cash flows include payments of principal, interest and other charges. Interest is calculated based on debt held at March 31, 2022 without taking into account drawdowns of further tranches.
(2)

In relation to the contractual maturities of the NovaQuest borrowings, there is variability in the maturity profile of the anticipated future contractual cash flows given the timing and amount of payments are calculated based on our estimated net sales of remestemcel-L for the treatment of pediatric SR-aGVHD.

(3)

In relation to the contractual maturities of the royalty payments related to contingent consideration, there is variability in the maturity profile of the anticipated future contractual cash flows given the timing and amount of payments are calculated based on our estimated net sales of remestemcel-L for the treatment of children and adults with aGVHD. The carrying amount reflects the discounted and probability adjusted contractual balance. Product royalties will be payable in cash which will be funded from royalties received from net sales. With respect to future milestone payments, contingent consideration will be payable in cash or shares at our discretion. The carrying amount reflects the discounted and probability adjusted contractual balance related to royalty payments.

Purchase commitments

In December 2019, the Group commenced production under its manufacturing service agreement with Lonza for the supply of commercial product for the potential approval and launch of remestemcel-L for the treatment of pediatric SR-aGVHD in the US market. This agreement contains lease and non-lease components. As of March 31, 2022, the agreement contains a minimum remaining financial commitment of the non-lease component of $16.1 million, payable until June 2024. The Group has accounted for the lease component within the agreement as a lease liability separately from the non-lease components. As of March 31, 2022, the lease component is $3.9 million on an undiscounted basis, as disclosed within the total contractual cash flows as lease liabilities in Note 9(c).

The Group have agreements with third parties related to contract manufacturing and other goods and services. As of March 31, 2022, the Group had $6.8 million of non-cancellable purchase commitments related to raw materials, manufacturing agreements and other goods and services. This amount represents our minimum contractual obligations, including termination fees. Certain agreements provide for termination rights subject to termination fees. Under such agreement, the Group are contractually obligated to make certain payments, mainly, to reimburse them for their unrecoverable outlays incurred prior to cancellation.

The Group did not have any other purchase commitments as of March 31, 2022.

10. (Losses)/earnings per share

	Three Months Ended		Nine Months Ended
	March 31, 2022 Cents	March 31, 2021 Cents	March 31, 2022 Cents	March 31, 2021 Cents
(Losses) per share
(in cents)
(a) Basic (losses) per share
From continuing operations attributable to the ordinary equity holders of the company	(3.28)	(4.39)	(10.78)	(12.99)
Total basic (losses) per share attributable to the ordinary equity holders of the company	(3.28)	(4.39)	(10.78)	(12.99)

(b) Diluted (losses) per share
From continuing operations attributable to the ordinary equity holders of the company	(3.28)	(4.39)	(10.78)	(12.99)
Total basic (losses) per share attributable to the ordinary equity holders of the company	(3.28)	(4.39)	(10.78)	(12.99)

(c) Reconciliation of (losses) used in calculating (losses) per share
(in U.S. dollars, in thousands)
Basic (losses) per share
(Losses) attributable to the ordinary equity holders of the company used in calculating basic (losses) per share:
From continuing operations	(21,302)	(26,515)	(69,892)	(76,751)

Diluted (losses) per share
(Losses) from continuing operations attributable to the ordinary equity holders of the company:
Used in calculating basic (losses) per share	(21,302)	(26,515)	(69,892)	(76,751)
(Losses) attributable to the ordinary equity holders of the company used in calculating diluted losses per share	(21,302)	(26,515)	(69,892)	(76,751)

	Three Months Ended		Nine Months Ended
	March 31, 2022 (In Shares)	March 31, 2021 (In Shares)	March 31, 2022 (In Shares)	March 31, 2021 (In Shares)
Weighted average number of ordinary shares used as the denominator in calculating basic losses per share	649,559,952	604,448,893	648,563,467	590,987,164
Weighted average number of ordinary shares and potential ordinary shares used in calculating diluted losses per share	649,559,952	604,448,893	648,563,467	590,987,164

Options granted to employees and warrants are considered to be potential ordinary shares. These securities have been excluded from the determination of basic losses per share in the three and nine months ended March 31, 2022 and 2021. Shares that may be paid as contingent consideration have also been excluded from basic losses per share. They have been excluded from the calculation of diluted losses per share because they are anti-dilutive for the three and nine months ended March 31, 2022 and 2021.

11. Events occurring after the reporting period

A class action proceeding in the Federal Court of Australia was served on the Company in May 2022. Refer to Note 13 for more details.

There were no other events that have occurred after March 31, 2022 and prior to the signing of this financial report that would likely have a material impact on the financial results presented.

12. Segment information

Operating segments are identified on the basis of whether the allocation of resources and/or the assessment of performance of a particular component of the Company’s activities are regularly reviewed by the Company’s chief operating decision maker as a separate operating segment. By these criteria, the activities of the Company are considered to be one segment being the development of adult stem cell technology platform for commercialization, and the segmental analysis is the same as the analysis for the Company as a whole. The chief operating decision maker (Chief Executive Officer) reviews the consolidated income statement, balance sheet, and statement of cash flows regularly to make decisions about the Company’s resources and to assess overall performance.

13. Legal proceedings

In October 2020, in light of the Complete Response Letter released by the FDA and the decline in the market price of our ADS, a purported class action lawsuit was filed in the U.S. Federal District Court for the Southern District of New York on behalf of purchasers or acquirers of our ADSs against the Company, its Chief Executive Officer, its former Chief Financial Officer and its former Chief Medical Officer for alleged violations of the U.S. Securities Exchange Act of 1934. The parties have reached an agreement in principle to settle the securities class action on a class wide basis for $2.0 million, with no admission of liability. This settlement was paid by the Company's insurer in May 2022, other than the minimum excess as per the Company’s insurance policy. The settlement is subject to final documentation, notice to the class members, and approval of the court. The court granted preliminary approval of the settlement on April 8, 2022 and has scheduled a final approval hearing for August 15, 2022.

A class action proceeding in the Federal Court of Australia was served on the Company in May 2022 by the law firm William Roberts Lawyers on behalf of persons who, between February 22, 2018 and December 17, 2020, acquired an interest in Mesoblast shares, American Depository Receipts, and/or related equity swap arrangements. Similar to the class action lawsuit from October 2020 filed in the U.S. Federal District Court for the Southern District of New York, the class action relates to the Complete Response Letter released by the FDA; it also, unlike the U.S. action, relates to claims made by the Company in relation to our COVID-19 product candidate and the decline in the market price of our ordinary shares. The Company will vigorously defend against the proceedings. The Company cannot provide any assurance as to the possible outcome or cost to us from the lawsuit, particularly as it is at an early stage, nor how long it may take to resolve such lawsuit. Thus, the Company has not accrued any amounts in connection with such legal proceedings.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements included in this Report on Form 6-K. We present our consolidated financial statements in U.S. dollars and in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, or IFRS, and Australian equivalent International Financial Reporting Standards, as issued by the Australian Accounting Standards Board.

For us and our subsidiaries that use a functional currency that is not U.S. dollars, the assets and liabilities have been translated at the closing exchange rate, while the income and expenses have been translated at the average exchange rate. The resulting exchange differences are recognized in our consolidated statement of comprehensive income. See note 22(c) in the notes to our consolidated financial statements and the related notes thereto included in our annual report on Form 20-F for the fiscal year ended June 30, 2021 (“Form 20-F”), filed with the Securities and Exchange Commission on August 31, 2021, for more information.

Our fiscal year ends each year on June 30. Reference to a year relates to the fiscal year, ended in June 30 of the year indicated, rather than the calendar year, unless indicated by a specific date.

Overview

Mesoblast (ASX:MSB; Nasdaq:MESO) is a world leader in developing allogeneic cellular medicines. We have developed a range of late stage product candidates derived from our first and second generation proprietary mesenchymal lineage cell therapy technology platforms.

Remestemcel-L is our first generation mesenchymal lineage stromal cell product platform and is in late stage development for treatment of systemic inflammatory diseases including:

•	Pediatric steroid refractory acute Graft versus Host Disease (“SR-aGVHD”);
•	Acute respiratory distress syndrome (“ARDS”); and
•	Biologic refractory inflammatory bowel disease (“IBD”).

Rexlemestrocel-L is our second generation mesenchymal lineage precursor cell product platform and is in late stage development for treatment of:

•	Advanced chronic heart failure (“CHF”); and
•	Chronic low back pain (“CLBP”) due to degenerative disc disease.

Both platforms have life cycle management strategies with promising emerging pipelines.

On May 31, 2022, we provided an update on survival outcomes from the randomized controlled trial of remestemcel-L in ventilator-dependent COVID-19 patients with moderate/severe ARDS and plans for a pivotal trial with collaborative investigators.

On May 19, 2022, we announced that a class action proceeding in the Federal Court of Australia has been served on the Company by the law firm William Roberts Lawyers on behalf of persons who, between February 22, 2018 and December 17, 2020, acquired and interest in the Company’s shares, American Depository Receipts and/or related equity swap arrangements.

On March 24, 2022, we announced the appointment of Dr Philip Krause to the board of Mesoblast as a non-executive director.

On February 21, 2022, we announced that positive results from the first cohort of patients in the randomized, controlled study of remestemcel-L by direct endoscopic delivery to areas of inflammation in patients with medically refractory ulcerative colitis or Crohn’s colitis were presented at the 17th Congress of European Crohn’s and Colitis Organisation (ECCO) by the trial’s lead investigator Dr. Amy L. Lightner, Associate Professor of Surgery in the Department of Colon and Rectal Surgery at Cleveland Clinic and were published in the Journal of Crohn's and Colitis.

On February 2, 2022, we announced the appointment of Dr Eric Rose as the Company’s Chief Medical Officer (CMO). Dr. Rose has been a non-executive director of Mesoblast since 2013.

On January 12, 2022, we announced 36-month follow-up results from the 404-patient Phase 3 trial of rexlemestrocel-L in patients with CLBP associated with degenerative disc disease. Results from the three-arm trial presented at the 2022 Biotech

Showcase event, showed durable reduction in back pain lasting at least three years from a single intra-discal injection of rexlemestrocel-L+hyaluronic acid (HA) carrier.

On December 31, 2021, we provided a regulatory update on remestemcel-L for SR-aGVHD in children following its meeting with the FDA’s OTAT to address the appropriateness of a potency assay related to remestemcel-L’s proposed immunomodulatory mechanism of action as well as the approach to outstanding CMC items identified in the CRL.

On December 16, 2021, we announced feedback from the FDA’s OTAT on the Phase 3 program of rexlemestrocel-L in patients with CLBP due to degenerative disc disease refractory to available therapies, including opioids. Following review of the completed Phase 3 trial data, OTAT agreed with Mesoblast’s proposal for pain reduction at 12 months as the primary endpoint of the next trial, with functional improvement and reduction in opioid use as secondary endpoints. We plan to conduct an additional US Phase 3 trial which may support submissions for potential approval in both the US and EU. The trial will include at least 20% of subjects from the EU to support global submission plans.

On December 14, 2021, we were notified by Novartis that it has chosen to terminate the agreement with Mesoblast prior to closing. We reiterated that we remain highly focused on executing on our short term objective to bring remestemcel-L to market for patients with ARDS due to COVID19.

On December 6, 2021, we provided new analyses of pre-specified high-risk groups in the DREAM-HF Phase 3 trial of rexlemestrocel-L in patients with chronic heart failure and low ejection fraction (“HFrEF”) showed greatest treatment benefit in major cardiovascular adverse events (MACE) of cardiovascular mortality or irreversible morbidity (non-fatal heart attack or stroke) in patients with diabetes and/or myocardial ischemia (72% of total treated population).

On November 22, 2021, we announced the successful refinancing and expansion of our senior debt facility. Our existing senior debt facility with Hercules Capital, Inc. has been refinanced with a new $90.0 million five-year facility provided by funds associated with Oaktree Capital Management, L.P. (“Oaktree”). The Oaktree transaction provides for up to $90.0 million in borrowings, with the first tranche of $60.0 million drawn on closing, and the remaining $30.0 million available prior to December 31, 2022, subject to certain milestones.

On November 15, 2021, results from the randomized, controlled Phase 3 trial of rexlemestrocel-L in 565 patients with New York Heart Association (“NYHA”) class II and class III chronic HFrEF were presented as a late breaking presentation at the American Heart Association (“AHA”) annual Scientific Sessions. The trial’s co-principal investigator Dr Emerson Perin, Medical Director of Texas Heart Institute, and Clinical Professor, Baylor College of Medicine, presented new results from the landmark study showing a significant relationship between presence of systemic inflammation as quantified by high-sensitivity C-reactive protein (hs-CRP) and treatment benefit with rexlemestrocel-L on risk of cardiovascular mortality, heart attacks or strokes.

On October 18, 2021, we announced that results published in the latest issue of the peer-reviewed journal Bone Marrow Transplantation showed that children with steroid-refractory acute graft versus host disease and biomarkers predictive for highest mortality had 64% survival when treated with remestemcel-L compared with only 10% survival when treated with other available therapies, including ruxolitinib or other biologics.

On October 7, 2021, we announced that results from the randomized, controlled Phase 3 trial of rexlemestrocel-L in 565 patients with NYHA class II and class III chronic HFrEF have been selected through peer review as a late breaking presentation at the AHA annual meeting occurring November 2021.

On August 31, 2021, in addition to the annual financial result for the year ended June 30, 2021, we announced outcomes from our meeting with the United States Food & Drug Administration (“FDA”) in regard to potential emergency use authorization (EUA) for remestemcel-L in the treatment of ventilator-dependent patients with moderate or severe ARDS due to COVID-19.

On August 10, 2021, we announced that Chief Financial Officer (CFO) Josh Muntner will be leaving the organization and Andrew Chaponnel, currently Head of Finance, will assume the role of interim CFO, effective August 31, 2021.

On July 16, 2021, we announced that we presented the 90 day survival outcomes from the randomized controlled trial of remestemcel-L in 222 ventilator-dependent COVID-19 patients with moderate/severe ARDS to the International Society for Cell & Gene Therapy (ISCT) Scientific Signatures Series event on Cell and Gene-Based Therapies in Lung Diseases and Critical Illnesses.

On July 1, 2021, we provided an update on the strategy for potential approval pathways for rexlemestrocel-L in the United States (US) with CLBP due to degenerative disc disease refractory to available therapies, including filing a request for a Type C meeting with the FDA and an amended collaboration agreement with its partner in Europe and Latin America, Grünenthal.

Financial Overview

We have incurred significant losses since our inception. For the nine months ended March 31, 2022, we had an accumulated deficit of $717.5 million. Our net loss for the nine months ended March 31, 2022 was $69.9 million.

We anticipate that we may continue to incur significant losses for the foreseeable future. There can be no assurance that we will ever achieve or maintain profitability.

We expect our future capital requirements will continue as we:

•continue the research and clinical development of our product candidates;

•initiate and advance our product candidates into larger clinical studies;

•seek to identify, assess, acquire, and/or develop other product candidates and technologies;

•	seek regulatory and marketing approvals in multiple jurisdictions for our product candidates that successfully complete clinical studies;
•

establish collaborations with third parties for the development and commercialization of our product candidates, or otherwise build and maintain a sales, marketing, and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	further develop and implement our proprietary manufacturing processes and expand our manufacturing capabilities and resources for commercial production;

•seek coverage and reimbursement from third-party payors, including government and private payors for future products;

•make interest payments, principal repayments and other charges on our debt financing arrangements;

•	make milestone or other payments under our agreements pursuant to which we have licensed or acquired rights to intellectual property and technology;

•seek to maintain, protect, and expand our intellectual property portfolio; and

•seek to attract and retain skilled personnel.

We expect our research and development and management and administration expenses to remain relatively consistent over the next 12 months. Subject to us achieving successful regulatory approval, we expect an increase in our total expenses driven by an increase in our product manufacturing and selling, general and administrative expenses as we move towards commercialization. Therefore, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. We do not know when, or if, we will generate revenues from our product sales significant enough to generate profits. We do not expect to generate significant revenue from product sales unless and until we obtain regulatory approval of and commercialize one or more of our cell-based product candidates. For further discussion on our ability to continue as a going concern, see Note 1(i) in our accompanying financial statements.

Commercialization and Milestone Revenue. Commercialization and milestone revenue relates to upfront, royalty and milestone payments recognized under development and commercialization agreements; milestone payments, the receipt of which is dependent on certain clinical, regulatory or commercial milestones; as well as royalties on product sales of licensed products, if and when such product sales occur; and revenue from the supply of products. Payment is generally due on standard terms of 30 to 60 days.

Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred consideration in our consolidated balance sheet, depending on the nature of the arrangement. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified within current liabilities. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified within non-current liabilities.

In the nine months ended March 31, 2022, we recognized $6.6 million in commercialization revenue relating to royalty income earned on sales of TEMCELL® Hs. Inj., a registered trademark of JCR Pharmaceuticals Co. Ltd. (“TEMCELL”), in Japan by our

licensee, JCR Pharmaceuticals Co. Ltd. (“JCR”), compared with $5.3 million for the nine months ended March 31, 2021. Also in the nine months ended March 31, 2022 and 2021, we recognized $0.2 million and $0.1 million, respectively, in commercialization revenue from royalty income earned on sales of Alofisel® in Europe. These amounts were recorded in revenue as there are no further performance obligations required in regard to these items.

In the nine months ended March 31, 2022, we recognized $1.2 million in milestone revenue in relation to our patent license agreement with Takeda Pharmaceutical Company Limited (“Takeda”) entered into in December 2017. This $1.2 million was recognized with regards to the €1.0 million regulatory milestone payment receivable from Takeda given Takeda received approval to manufacture and market Alofisel® (darvadstrocel) in Japan for the treatment of complex perianal fistulas in patients with non-active or mildly active luminal Crohn’s Disease. This amount was recorded in revenue as there are no further performance obligations required in regard to this item. There was no milestone revenue recognized in relation to this agreement with Takeda in the nine months ended March 31, 2021.

Interest Revenue. Interest revenue is accrued on a time basis by reference to the principal outstanding and at the effective interest rate applicable.

Research and Development. Research and development expenditure is recognized as an expense as incurred.

Our research and development expenses consist primarily of:

•

third party costs comprising all external expenditure on our research and development programs such as fees paid to Contract Research Organizations (“CROs”) and on our pre-commercial activities, such as research pertaining to market access and pricing, brand marketing and initiation of trade and distribution contracts. Third party costs also comprise fees paid to consultants who perform research on our behalf and under our direction, rent and utility costs for our research and development facilities, and database analysis fees;

•

third party costs under license and/or sub-license arrangements for the research and development, license, manufacture and/or commercialization of products and/or product candidates, such as payments for options to acquire rights to products and product candidates as well as contingent obligations under the agreements;

•

product support costs consisting primarily of salaries and related overhead expenses for personnel in research and development and pre-commercial functions (for example wages, salaries and associated on costs such as superannuation, share-based incentives and payroll taxes, plus travel costs and recruitment fees for new hires);

•	intellectual property support costs comprising payments to our patent attorneys to progress patent applications and all costs of renewing our granted patents; and

•amortization of currently marketed products on a straight-line basis over the life of the asset.

Our research and development expenses are not charged to specific products or programs, since the number of clinical and preclinical product candidates or development projects tends to vary from period to period and since internal resources are utilized across multiple products and programs over any given period of time. As a result, our management does not maintain and evaluate research and development costs by product or program. Acquired in-process research and development is capitalized as an asset and is not amortized but is subject to impairment review during the development phase. Upon completion of its development, the acquired in-process research and development amortization will commence.

Manufacturing Commercialization. Manufacturing commercialization expenditure is recognized as an expense as incurred. Our manufacturing commercialization expenses consist primarily of:

•salaries and related overhead expenses including share-based incentives for personnel in manufacturing functions;

•	fees paid to our contract manufacturing organizations, which perform process development on our behalf and under our direction;

•costs related to laboratory supplies used in our manufacturing development efforts; and

•provision for the carrying value of pre-launch inventory costs on the balance sheet.

Management and Administration. Management and administration expenses consist primarily of salaries and related costs including share-based incentives for directors and employees in corporate and administrative functions, including the executives of those areas. Other significant management and administration expenses include legal and professional services, rent and depreciation of leasehold improvements, insurance and information technology services.

Fair Value Remeasurement of Contingent Consideration. Remeasurement of contingent consideration pertains to the acquisition of assets from Osiris Therapeutics, Inc. (“Osiris”). The fair value remeasurement of contingent consideration is recognized as a net result of changes to the key assumptions of the contingent consideration valuation such as probability of success, market penetration, developmental timelines, product pricing, and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration. As the net result of changes to the key assumptions and the time period shortening, we recognized net remeasurement gains of $0.6 million and $18.1 million for the nine months ended March 31, 2022 and 2021, respectively.

Fair Value Movement of Warrants. Remeasurement of warrants pertain to the warrants granted to Oaktree in relation to the refinancing of our senior debt facility. The fair value movement of warrants is recognized when there is a change in the valuation assumptions such as share price, risk-free interest rates and volatility. In the nine months ended March 31, 2022, we recognized a remeasurement gain of $3.0 million. There was no fair value movement of warrants recognized in the nine months ended March 31, 2021.

Other Operating Income and Expenses. Other operating income and expenses primarily comprise foreign exchange gains and losses.

Foreign exchange gains and losses relate to unrealized foreign exchange gains and losses on our foreign currency amounts in our Australian based entity, whose functional currency is the A$, and foreign currency amounts in our Switzerland and Singapore based entities, whose functional currencies are the US$, plus realized gains and losses on any foreign currency payments to our suppliers due to movements in exchange rates. We recognized a minimal foreign exchange loss and a gain of $1.4 million in the nine months ended March 31, 2022 and 2021, respectively.

Finance Costs. Finance costs consists of remeasurement of borrowing arrangements, interest expense in relation to finance lease charges, accrued interest expense and interest expense in relation to the amortization of transaction costs and other charges associated with the borrowings as represented in our consolidated balance sheet using the effective interest rate method over the period of initial recognition through maturity.

Remeasurement of borrowing arrangements recognized pertain to our loan and security agreements with Hercules Capital, Inc. (“Hercules”), NovaQuest Capital Management, L.L.C. (“NovaQuest”) and Oaktree Capital Management, L.P. (“Oaktree”). Remeasurement of borrowing arrangements is recognized when there is a revision in the estimated future cash flows which is recorded as an adjustment of the carrying amount of the financial liability. The carrying amount is recalculated by computing the present value of the revised estimated future cash flows at the financial instrument’s original effective interest rate. In the nine months ended March 31, 2022 and 2021, we recognized a remeasurement loss of $0.9 million and a gain of $0.1 million in relation to our credit facility with Hercules, respectively. Within the $0.9 million loss recognized in the nine months ended March 31, 2022, $1.3 million loss relates to prepaying the outstanding balance and extinguishing our loan with Hercules, offset by a $0.4 million gain to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our credit facility. In the nine months ended March 31, 2022 and 2021, we recognized remeasurement gains of $0.4 million and $4.6 million in relation to our existing credit facility with NovaQuest, respectively. In the nine months ended March 31, 2022 and 2021, we recognized a remeasurement gain of $0.1 million and $Nil in relation to our existing credit facility with Oaktree.

Income Tax Benefit/Expense. Income tax benefit/expense consists of net changes in deferred tax assets and liabilities recognized on the balance sheet during the period. We recognized a non-cash income tax benefit of $0.2 million in the nine months ended March 31, 2022 and $0.8 million in the nine months ended March 31, 2021.

Results of Operations

Comparison of Our Results for the Three Months Ended March 31, 2022 with the Three Months Ended March 31, 2021

The following table summarizes our results of operations for the three months ended March 31, 2022 and 2021, together with the changes in those items in dollars and as a percentage.

	Three months ended March 31,
(in U.S. dollars, in thousands except per share information)	2022	2021	$ Change	% Change
Consolidated Income Statement Data:
Revenue:
Commercialization revenue	$2,011	$1,958	53	3%
Interest revenue	—	2	(2)	(100%)
Other revenue	—	(45)	45	(100%)
Total revenue	2,011	1,915	96	5%

Research & development	(8,250)	(12,441)	4,191	(34%)
Manufacturing commercialization	(5,590)	(7,332)	1,742	(24%)
Management and administration	(7,567)	(8,087)	520	(6%)
Fair value remeasurement of contingent consideration	672	1,534	(862)	(56%)
Fair value movement of warrants	896	—	896	NM
Other operating income and expenses	392	1,025	(633)	(62%)
Finance costs	(3,911)	(3,227)	(684)	21%
Loss before income tax	(21,347)	(26,613)	5,266	(20%)
Income tax benefit/(expense)	45	98	(53)	(54%)
Loss attributable to the owners of Mesoblast Limited	$(21,302)	$(26,515)	5,213	(20%)

Losses per share from continuing operations attributable to the ordinary equity holders:	Cents	Cents	Cents	% Change
Basic - losses per share	(3.28)	(4.39)	1.11	(25%)
Diluted - losses per share	(3.28)	(4.39)	1.11	(25%)

* NM = not meaningful.

Revenue

Revenues were $2.0 million for the three months ended March 31, 2022, compared with $1.9 million for the three months ended March 31, 2021, an increase of $0.1 million. The following table shows the movement within revenue for the three months ended March 31, 2022 and 2021, together with the changes in those items.

	Three months ended March 31,
(in U.S. dollars, in thousands)	2022	2021	$ Change	% Change
Revenue:
Commercialization revenue	2,011	1,958	53	3%
Interest revenue	—	2	(2)	(100%)
Other revenue	—	(45)	45	(100%)
Revenue	$2,011	$1,915	96	5%

Commercialization revenue from royalty income earned on sales of TEMCELL in Japan by our licensee JCR and Alofisel® in Europe by our licensee Takeda increased by $0.1 million for the three months ended March 31, 2022 compared with the three months ended March 31, 2021.

In the three months ended March 31, 2021, we recognized a loss in Other revenue in connection with research support services provided in relation to the Tasly strategic alliance due to a reversal during the period. There was no Other revenue recognized in the three months ended March 31, 2022.

Research and development

Research and development expenses were $8.2 million for the three months ended March 31, 2022, compared with $12.4 million for the three months ended March 31, 2021, a decrease of $4.2 million. The $4.2 million decrease in research and development expenses is due to a decrease in product support costs and third party costs.

	Three months ended March 31,
(in U.S. dollars, in thousands)	2022	2021	$ Change	% Change
Research and development:
Third party costs	2,865	4,585	(1,720)	(38%)
Product support costs	4,151	6,913	(2,762)	(40%)
Intellectual property support costs	870	578	292	51%
Amortization of current marketed products	364	365	(1)	(0%)
Research and development	$8,250	$12,441	(4,191)	(34%)

Third party costs, which consist of all external expenditure on our research and development programs, decreased by $1.7 million in the three months ended March 31, 2022 compared with the three months ended March 31, 2021.

This $1.7 million decrease was due to a reduction in our third party costs for our Phase 3 clinical trials for the treatment of ARDS in COVID-19 patients, MPC-150-IM (CHF), MPC-06-ID (CLBP) and remestemcel-L (for pediatric SR-aGVHD) as activities and costs have reduced as enrollment was completed in December 2020, January 2019, March 2018 and December 2017, respectively. We continued to incur costs for the treatment of ARDS in COVID-19 patients, MPC-150-IM (CHF) and MPC-06-ID (CLBP) during the three months ended March 31, 2022 as patients were monitored during follow up visits, other testing was completed and data was analyzed. In the three months ended March 31, 2022, we also incurred costs of $0.5 million associated with our pre-commercial activities as we prepare for the potential launch of remestemcel-L in the United States.

Product support costs, which consist primarily of salaries and related overhead expenses for personnel in research and development and pre-commercial functions, have decreased by $2.8 million, for the three months ended March 31, 2022 compared with the three months ended March 31, 2021. Within this $2.8 million decrease, $1.9 million relates to a decrease in product support costs for research and development functions and $0.9 million relates to a decrease in product support costs for pre-commercial functions.

The $1.9 million decrease in product support costs for personnel in research and development functions is primarily due to a decrease of $1.3 million across salaries and associated costs as full time equivalents decreased by 10.0 (19%) from 53.3 for the three months ended March 31, 2021 to 43.3 for the three months ended March 31, 2022. There was also a decrease of $0.4 million in share-based payment expenses and $0.2 million in consulting expenses for the three months ended March 31, 2022 compared with the three months ended March 31, 2021.

The $0.9 million decrease in product support costs for personnel in pre-commercial functions is primarily due to a decrease of $0.9 million across salaries and associated costs as full time equivalents decreased by 3.6 (100%) from 3.6 for the three months ended March 31, 2021 to 0.0 for the three months ended March 31, 2022.

Also included in research and development expenses are intellectual property support costs, which consist of payments to our patent attorneys to progress patent applications and costs of renewing our granted patents. These costs have increased by $0.3 million in the three months ended March 31, 2022 compared with the three months ended March 31, 2021 due to increased activities across our entire patent portfolio.

Manufacturing commercialization

Manufacturing commercialization expenses were $5.6 million for the three months ended March 31, 2022, compared with $7.3 million for the three months ended March 31, 2021, a decrease of $1.7 million. This decrease is primarily due to a decrease in platform technology costs.

	Three months ended March 31,
(in U.S. dollars, in thousands)	2022	2021	$ Change	% Change
Manufacturing commercialization:
Platform technology	5,143	6,987	(1,844)	(26%)
Manufacturing support costs	447	345	102	30%
Manufacturing commercialization	$5,590	$7,332	(1,742)	(24%)

Platform technology costs, which consist of fees paid to our contract manufacturing organizations and for laboratory supplies used in manufacturing commercialization of our MPC and MSC based products, decreased by $1.8 million for the three months ended March 31, 2022 compared with three months ended March 31, 2021. The decrease was primarily due to higher MSC development activities during the three months ended March 31, 2021 as compared to the three months ended March 31, 2022.

Manufacturing support costs, which consist primarily of salaries and related overhead expenses for personnel in manufacturing commercialization functions, increased by $0.1 million for the three months ended March 31, 2022 compared with the three months ended March 31, 2021 primarily due to an increase in share-based payment expenses.

Management and administration

Management and administration expenses were $7.6 million for the three months ended March 31, 2022, compared with $8.1 million for the three months ended March 31, 2021, a decrease of $0.5 million. This decrease was primarily due to a decrease in legal and professional fees and labor and associated expenses.

	Three months ended March 31,
(in U.S. dollars, in thousands)	2022	2021	$ Change	% Change
Management and administration:
Labor and associated expenses	2,763	2,950	(187)	(6%)
Corporate overheads	3,000	2,714	286	11%
Legal and professional fees	1,804	2,423	(619)	(26%)
Management and administration	$7,567	$8,087	(520)	(6%)

Labor and associated expenses decreased by $0.2 million from $3.0 million for the three months ended March 31, 2021 to $2.8 million for the three months ended March 31, 2022. This $0.2 million decrease is primarily due to a decrease in overall costs of salaries and associated expenses by $0.1 million in the three months ended March 31, 2022, compared with the three months ended March 31, 2021 due to full time equivalents decreasing by 1.2 (5%) from 25.8 for the three months ended March 31, 2021 to 24.6 for the three months ended March 31, 2022. There was also a decrease of $0.1 million in consulting expenses. These decreases were offset by an increase of $0.1 million in share based payment expenses. Labor and associated expenses also experienced favorable exchange rate fluctuations of $0.1 million in the three months ended March 31, 2022 compared with the three months ended March 31, 2021, as the A$ weakened against the US$ given the majority of management and administration expenses are incurred in A$ by our headquarter office located in Australia.

Corporate overhead expenses increased by $0.3 million from $2.7 million for the three months ended March 31, 2021 to $3.0 million for the three months ended March 31, 2022 primarily due to an increase in insurance premiums.

Legal and professional fees decreased by $0.6 million from $2.4 million for the three months ended March 31, 2021 to $1.8 million for the three months ended March 31, 2022 primarily due to legal and other advisory fees associated with one-off regulatory and financing activities incurred during the three months ended March 31, 2021.

Fair value remeasurement of contingent consideration

Fair value remeasurement of contingent consideration was a $0.7 million gain for the three months ended March 31, 2022 compared with a $1.5 million gain for the three months ended March 31, 2021. The $0.7 million gain for the three months ended

March 31, 2022 was due to the remeasurement of contingent consideration pertaining to the acquisition of assets from Osiris. This gain is a net result of changes to the key assumptions of the contingent consideration valuation such as development timelines, market growth and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration.

The $1.5 million gain for the three months ended March 31, 2021 was due to the remeasurement of contingent consideration pertaining to the acquisition of assets from Osiris. This gain was a net result of changing the key assumptions of the contingent consideration valuation such as development timelines and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration.

With respect to future milestone payments, contingent consideration will be payable in cash or shares at our discretion. With respect to commercialization, product royalties will be payable in cash which will be funded from royalties received from net sales.

Fair value movement of warrants

In relation to the fair value movement of warrants, we recognized a $0.9 million gain for the three months ended March 31, 2022. This gain is a net result of changes to the key valuation inputs of the warrants such as the share price, risk-free interest rates and volatility. There was no fair value movement of warrants recognized in the three months ended March 31, 2021.

Other operating income and expenses

In relation to other operating income and expenses, we recognized an income of $0.4 million for the three months ended March 31, 2022, compared with an income of $1.0 million for the three months ended March 31, 2021, a decrease in income of $0.6 million. The following table shows movements within other operating income and expenses for the three months ended March 31, 2022 and 2021, together with the changes in those items:

	Three months ended March 31,
(in U.S. dollars, in thousands)	2022	2021	$ Change	% Change
Other operating income and expenses:
Foreign exchange losses/(gains) (net)	(336)	(986)	650	(66%)
Foreign withholding tax	(56)	—	(56)	NM
Government grant revenue	—	(39)	39	(100%)
Other operating (income) and expenses	$(392)	$(1,025)	633	(62%)

* NM = not meaningful.

We are subject to foreign exchange gains and losses on foreign currency cash balances, creditors and debtors. In the three months ended March 31, 2021, we recognized a foreign exchange gain of $1.0 million. In the three months ended March 31, 2022, we recognized a foreign exchange gain of $0.3 million, primarily due to movements in exchange rates on US$ liabilities held in Mesoblast Limited, whose functional currency is the A$, as the A$ appreciated against the US$.

Finance costs

	Three months ended March 31,
(in U.S. dollars, in thousands)	2022	2021	$ Change	% Change
Finance costs:
Remeasurement of borrowing arrangements	(387)	(723)	336	(46%)
Interest expense	4,298	3,950	348	9%
Finance costs	$3,911	$3,227	684	21%

In the three months ended March 31, 2022, we recognized an overall gain of $0.4 million for remeasurement of borrowing arrangements in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our credit facilities with NovaQuest and Oaktree, a decrease of $0.3 million as compared with a $0.7 million gain for the three months ended March 31, 2021.

In the three months ended March 31, 2022, in relation to our existing credit facility with NovaQuest, we recognized $0.3 million gain for remeasurement of borrowing arrangements, as compared with a gain of $0.5 million for the three months ended March 31, 2021 in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows.

Also within the $0.4 million gain in the three months ended March 31, 2022, in relation to our existing credit facility with Oaktree, we recognized a gain of $0.1 million for remeasurement of borrowing arrangements in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows. No remeasurement of borrowing arrangements was recognized in the three months ended March 31, 2021.

In the three months ended March 31, 2021, in relation to our credit facility with Hercules, we recognized a gain of $0.2 million for remeasurement of borrowing arrangements in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows. No remeasurement of borrowing arrangements was recognized in the three months ended March 31, 2022.

Interest expense increased by $0.3 million from $4.0 million for the three months ended March 31, 2021 to $4.3 million for the three months ended March 31, 2022.

In the three months ended March 31, 2021, we recognized $2.1 million of interest expense in relation to our loan and security agreement with Hercules. Given in November 2021 our credit facility with Hercules was refinanced with a new $90.0 million five-year facility provided by Oaktree, there was no interest expense recognized in the three months ended March 31, 2022 in relation to Hercules.

Within the $4.3 million interest expense recognized in the three months ended March 31, 2022, we recognized $2.1 million of interest expense in relation to our loan and security agreement entered into with Oaktree on November 19, 2021. Within this $2.1 million recognized in the three months ended March 31, 2022, $1.2 million was recognized with regard to interest expense payable on the loan balance within the year and a further $0.9 million of interest expense was recognized with regard to the amortization of transaction costs incurred on the outstanding loan principal for the three months ended March 31, 2022 using the effective interest rate method over the period of initial recognition through maturity. There was no interest expense recognized in the three months ended March 31, 2021 in relation to Oaktree.

Also within the $4.3 million interest expense in the three months ended March 31, 2022, we recognized $2.0 million of interest expense in relation to our loan and security agreement with NovaQuest, an increase of $0.3 million as compared with $1.7 million for the three months ended March 31, 2021. Interest expense relating to the NovaQuest loan is accrued on the loan principal balance and all interest payments will be deferred until after the first commercial sale of our allogeneic product candidate remestemcel-L for the treatment of pediatric patients with SR-aGVHD in the United States and other geographies excluding Asia (“pediatric SR-aGVHD”).

In the three months ended March 31, 2022 and 2021, in line with IFRS 16 Leases, we also recognized interest expenses of $0.2 million and $0.1 million in relation to lease charges, respectively.

Loss after income tax

	Three months ended March 31,
(in U.S. dollars, in thousands)	2022	2021	$ Change	% Change
Loss before income tax	(21,347)	(26,613)	5,266	(20%)
Income tax benefit/(expense)	45	98	(53)	(54%)
Loss after income tax	$(21,302)	$(26,515)	5,213	(20%)

Loss before income tax was $21.3 million for the three months ended March 31, 2022 compared with $26.6 million for the three months ended March 31, 2021, a decrease in the loss by $5.3 million. This decrease is the net effect of the changes in revenues and expenses that have been discussed above.

A minor non-cash income tax benefit was recognized in the three months ended March 31, 2022, in relation to the net change in deferred tax assets and liabilities recognized on the balance sheet during the period.

A non-cash income tax benefit of $0.1 million was recognized in the three months ended March 31, 2021 in relation to the net change in deferred tax assets and liabilities recognized on the balance sheet during the period.

Comparison of Our Results for the Nine Months Ended March 31, 2022 with the Nine Months Ended March 31, 2021

The following table summarizes our results of operations for the nine months ended March 31, 2022 and 2021, together with the changes in those items in dollars and as a percentage.

	Nine months ended March 31,
(in U.S. dollars, in thousands except per share information)	2022	2021	$ Change	% Change
Consolidated Income Statement Data:
Revenue:
Commercialization revenue	$6,815	$5,438	1,377	25%
Milestone revenue	1,172	—	1,172	NM
Interest revenue	1	23	(22)	(96%)
Total revenue	7,988	5,461	2,527	46%

Research & development	(27,776)	(45,957)	18,181	(40%)
Manufacturing commercialization	(19,717)	(25,706)	5,989	(23%)
Management and administration	(21,259)	(23,633)	2,374	(10%)
Fair value remeasurement of contingent consideration	601	18,103	(17,502)	(97%)
Fair value movement of warrants	3,048	—	3,048	NM
Other operating income and expenses	(13)	1,420	(1,433)	(101%)
Finance costs	(12,951)	(7,193)	(5,758)	80%
Loss before income tax	(70,079)	(77,505)	7,426	(10%)
Income tax benefit	187	754	(567)	(75%)
Loss attributable to the owners of Mesoblast Limited	$(69,892)	$(76,751)	6,859	(9%)

Losses per share from continuing operations attributable to the ordinary equity holders:	Cents	Cents	Cents	% Change
Basic - losses per share	(10.78)	(12.99)	2.21	(17%)
Diluted - losses per share	(10.78)	(12.99)	2.21	(17%)

* NM = not meaningful.

Revenue

Revenues were $8.0 million for the nine months ended March 31, 2022, compared with $5.5 million for the nine months ended March 31, 2021, an increase of $2.5 million. The following table shows the movement within revenue for the nine months ended March 31, 2022 and 2021, together with the changes in those items.

	Nine months ended March 31,
(in U.S. dollars, in thousands)	2022	2021	$ Change	% Change
Revenue:
Commercialization revenue	6,815	5,438	1,377	25%
Milestone revenue	1,172	—	1,172	NM
Interest revenue	1	23	(22)	(96%)
Revenue	$7,988	$5,461	2,527	46%

* NM = not meaningful.

Commercialization revenue from royalty income earned on sales of TEMCELL in Japan and Alofisel® in Europe increased by $1.4 million. Royalty income on sales of TEMCELL in Japan by our licensee JCR increased $1.3 million from $5.3 million in the nine months ended March 31, 2021 to $6.6 million in the nine months ended March 31, 2022. Royalty income on sales of Alofisel® in Europe by our licensee Takeda increased by $0.1 million in the nine months ended March 31, 2022 compared with the nine months ended March 31, 2022.

We recognized $1.2 million in milestone revenue during the nine months ended March 31, 2022 in relation to our patent license agreement with Takeda. This $1.2 million was recognized with regards to the €1.0 million regulatory milestone payment receivable from Takeda given Takeda received approval to manufacture and market Alofisel® (darvadstrocel) in Japan for the treatment of complex perianal fistulas in patients with non-active or mildly active luminal Crohn’s Disease. No milestone revenue was recognized in the nine months ended March 31, 2021.

Research and development

Research and development expenses were $27.8 million for the nine months ended March 31, 2022, compared with $46.0 million for the nine months ended March 31, 2021, a decrease of $18.2 million. The $18.2 million decrease in research and development expenses is due to a decrease in product support costs and third party costs.

	Nine months ended March 31,
(in U.S. dollars, in thousands)	2022	2021	$ Change	% Change
Research and development:
Third party costs	10,554	18,321	(7,767)	(42%)
Product support costs	13,732	24,571	(10,839)	(44%)
Intellectual property support costs	2,393	1,970	423	21%
Amortization of current marketed products	1,097	1,095	2	0%
Research and development	$27,776	$45,957	(18,181)	(40%)

Third party costs, which consist of all external expenditure on our research and development programs, decreased by $7.8 million in the nine months ended March 31, 2022 compared with the nine months ended March 31, 2021.

This $7.8 million decrease was due to a reduction in our third party costs for our Phase 3 clinical trials for the treatment of ARDS in COVID-19 patients, MPC-150-IM (CHF), MPC-06-ID (CLBP) and remestemcel-L (for pediatric SR-aGVHD) as activities and costs have reduced as enrollment was completed in December 2020, January 2019, March 2018 and December 2017, respectively. We continued to incur costs for the treatment of ARDS in COVID-19 patients, MPC-150-IM (CHF) and MPC-06-ID (CLBP) during the nine months ended March 31, 2022 as patients were monitored during follow up visits, other testing was completed and data was analyzed. In the nine months ended March 31, 2022, we also incurred costs of $0.7 million associated with our pre-commercial activities as we prepare for the potential launch of remestemcel-L in the United States.

Product support costs, which consist primarily of salaries and related overhead expenses for personnel in research and development and pre-commercial functions, have decreased by $10.8 million, for the nine months ended March 31, 2022 compared with the nine months ended March 31, 2021. Within this $10.8 million decrease, $7.6 million relates to a decrease in product support costs for research and development functions and $3.2 million relates to a decrease in product support costs for pre-commercial functions.

The $7.6 million decrease in product support costs for personnel in research and development functions is primarily due to a decrease of $3.0 million across salaries and associated costs as full time equivalents decreased by 13.1 (23%) from 58.1 for the nine months ended March 31, 2021 to 45.0 for the nine months ended March 31, 2022. There was also a decrease of $3.3 million in share-based payment expenses and $1.3 million across consulting and recruitment expenses for the nine months ended March 31, 2022 compared with the nine months ended March 31, 2021.

The $3.2 million decrease in product support costs for personnel in pre-commercial functions is primarily due to a decrease of $2.7 million across salaries and associated costs as full time equivalents decreased by 8.9 (96%) from 9.3 for the nine months ended March 31, 2021 to 0.4 for the nine months ended March 31, 2022. There was also a decrease of $0.4 million and $0.1 million in share-based payments and recruitment expenses, respectively, for the nine months ended March 31, 2022 compared with the nine months ended March 31, 2021.

Also included in research and development expenses are intellectual property support costs, which consist of payments to our patent attorneys to progress patent applications and costs of renewing our granted patents. These costs have increased by $0.4 million in the nine months ended March 31, 2022 compared with the nine months ended March 31, 2021 due to increased activities across our entire patent portfolio.

Manufacturing commercialization

Manufacturing commercialization expenses were $19.7 million for the nine months ended March 31, 2022, compared with $25.7 million for the nine months ended March 31, 2021, a decrease of $6.0 million. This decrease is primarily due to a decrease in platform technology costs.

	Nine months ended March 31,
(in U.S. dollars, in thousands)	2022	2021	$ Change	% Change
Manufacturing commercialization:
Platform technology	18,475	24,293	(5,818)	(24%)
Manufacturing support costs	1,242	1,413	(171)	(12%)
Manufacturing commercialization	$19,717	$25,706	(5,989)	(23%)

Platform technology costs, which consist of fees paid to our contract manufacturing organizations and for laboratory supplies used in manufacturing commercialization of our MPC and MSC based products, decreased by $5.8 million for the nine months ended March 31, 2022 compared with nine months ended March 31, 2021. The decrease was primarily due to significantly higher MSC development activities during the nine months ended March 31, 2021 as compared to the nine months ended March 31, 2022.

Manufacturing support costs, which consist primarily of salaries and related overhead expenses for personnel in manufacturing commercialization functions, decreased by $0.2 million for the nine months ended March 31, 2022 compared with the nine months ended March 31, 2021 primarily due to a decrease in share-based payment and consulting expenses.

Management and administration

Management and administration expenses were $21.2 million for the nine months ended March 31, 2022, compared with $23.6 million for the nine months ended March 31, 2021, a decrease of $2.4 million. This decrease was primarily due to a decrease in share-based payment expenses.

	Nine months ended March 31,
(in U.S. dollars, in thousands)	2022	2021	$ Change	% Change
Management and administration:
Labor and associated expenses	7,922	10,897	(2,975)	(27%)
Corporate overheads	8,967	7,835	1,132	14%
Legal and professional fees	4,370	4,901	(531)	(11%)
Management and administration	$21,259	$23,633	(2,374)	(10%)

Labor and associated expenses decreased by $3.0 million from $10.9 million for the nine months ended March 31, 2021 to $7.9 million for the nine months ended March 31, 2022. This $3.0 million decrease in the nine months ended March 31, 2022 is primarily due to a decrease of $2.2 million in share-based payment expenses and $0.2 million in consulting expenses. There was also a decrease in overall costs of salaries and associated expenses by $0.7 million in the nine months ended March 31, 2022, compared with the nine months ended March 31, 2021 due to full time equivalents decreasing by 2.3 (9%) from 26.9 for the nine months ended March 31, 2021 to 24.6 for the nine months ended March 31, 2022. These decreases were offset by an increase of $0.2 million in recruitment. Labor and associated expenses also experienced favorable exchange rate fluctuations of $0.1 million in the nine months ended March 31, 2022 compared with the nine months ended March 31, 2021, as the A$ weakened against the US$ given the majority of management and administration expenses are incurred in A$ by our headquarter office located in Australia.

Corporate overhead expenses increased by $1.1 million from $7.8 million for the nine months ended March 31, 2021 to $8.9 million for the nine months ended March 31, 2022 primarily due to an increase in insurance premiums.

Legal and professional fees decreased by $0.5 million from $4.9 million for the nine months ended March 31, 2021 to $4.4 million for the nine months ended March 31, 2022 primarily due to legal and other advisory fees associated with one-off regulatory, partnering and financing activities incurred during the nine months ended March 31, 2021.

Fair value remeasurement of contingent consideration

Fair value remeasurement of contingent consideration was a $0.6 million gain for the nine months ended March 31, 2022 compared with a $18.1 million gain for the nine months ended March 31, 2021. The $0.6 million gain for the nine months ended

March 31, 2022 was due to the remeasurement of contingent consideration pertaining to the acquisition of assets from Osiris. This gain was a net result of changing the key assumptions of the contingent consideration valuation such as development timelines, market growth and the increase in valuation as the time period shortens between the valuation date and the potential settlement dates of contingent consideration.

The $18.1 million gain for the nine months ended March 31, 2021 was due to the remeasurement of contingent consideration pertaining to the acquisition of assets from Osiris. This gain was a net result of changing the key assumptions of the contingent consideration valuation such as primarily as probability of success and development timelines primarily as a result of receiving the Complete Response Letter from the FDA on the BLA for remestemcel-L for the treatment of pediatric SR-aGVHD on September 30, 2020.

With respect to future milestone payments, contingent consideration will be payable in cash or shares at our discretion. With respect to commercialization, product royalties will be payable in cash which will be funded from royalties received from net sales.

Fair value movement of warrants

In relation to the fair value movement of warrants, we recognized a $3.0 million gain for the nine months ended March 31, 2022. This gain is a net result of changes to the key valuation inputs of the warrants such as the share price, risk-free interest rates and volatility. There was no fair value movement of warrants recognized in the nine months ended March 31, 2021.

Other operating income and expenses

In relation to other operating income and expenses, we recognized a minor loss for the nine months ended March 31, 2022, compared with income of $1.4 million for the nine months ended March 31, 2021. The following table shows movements within other operating income and expenses for the nine months ended March 31, 2022 and 2021, together with the changes in those items:

	Nine months ended March 31,
(in U.S. dollars, in thousands)	2022	2021	$ Change	% Change
Other operating income and expenses:
Foreign exchange losses/(gains) (net)	10	(1,364)	1,374	(101%)
Foreign withholding tax	3	—	3	NM
Government grant revenue	—	(56)	56	(100%)
Other operating (income) and expenses	$13	$(1,420)	1,433	(101%)

* NM = not meaningful.

We are subject to foreign exchange gains and losses on foreign currency cash balances, creditors and debtors. In the nine months ended March 31, 2021, we recognized a foreign exchange gain of $1.4 million. In the nine months ended March 31, 2022, we recognized a minor foreign exchange loss.

Finance costs

	Nine months ended March 31,
(in U.S. dollars, in thousands)	2022	2021	$ Change	% Change
Finance costs:
Remeasurement of borrowing arrangements	450	(4,678)	5,128	(110%)
Interest expense	12,501	11,871	630	5%
Finance costs	$12,951	$7,193	5,758	80%

In the nine months ended March 31, 2022, we recognized an overall $0.4 million loss for remeasurement of borrowing arrangements in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our credit facilities with Hercules, NovaQuest and Oaktree, a decrease of $5.1 million as compared with a $4.7 million gain for the nine months ended March 31, 2021.

Within the $0.4 million loss in the nine months ended March 31, 2022, in relation to our existing credit facility with NovaQuest,we recognized a $0.4 million gain for remeasurement of borrowing arrangements in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows as a net result of changes to the key assumption in development timelines, a decrease of $4.2 million as compared with a gain of $4.6 million for the nine months ended March 31, 2021.

In the nine months ended March 31, 2022, in relation to our credit facility with Hercules, we recognized a loss of $0.9 million for remeasurement of borrowing arrangements, a decrease of $1.0 million as compared with a gain of $0.1 million for the nine months ended March 31, 2021. Within the $0.9 million loss recognized in the nine months ended March 31, 2022, $1.3 million relates to prepaying the outstanding balance and extinguishing our loan with Hercules, which has been refinanced with a new $90.0 million five-year facility provided by Oaktree. This loss was offset by a $0.4 million gain to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our credit facility.

Also within the $0.4 million loss in the nine months ended March 31, 2022, in relation to our existing credit facility with Oaktree, we recognized a gain of $0.1 million for remeasurement of borrowing arrangements in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows. No remeasurement of borrowing arrangements was recognized in the nine months ended March 31, 2021.

Interest expense increased by $0.6 million from $11.9 million for the nine months ended March 31, 2021 to $12.5 million for the nine months ended March 31, 2022.

Within the $12.5 million interest expense in the nine months ended March 31, 2022, in relation to our loan and security agreement with Hercules, we recognized $3.3 million of interest expense, a decrease of $2.9 million as compared with $6.2 million for the nine months ended March 31, 2021 given that in November 2021, our credit facility with Hercules was refinanced with a new $90.0 million five-year facility provided by Oaktree.

Within this $3.3 million recognized in the nine months ended March 31, 2022, $1.7 million was recognized with regard to interest expense payable on the loan balance within the year and a further $1.6 million of interest expense was recognized with regard to the amortization of transaction costs incurred on the outstanding loan principal for the nine months ended March 31, 2022 using the effective interest rate method over the period of initial recognition through maturity.

In the nine months ended March 31, 2022, in relation to our loan and security agreement entered into with Oaktree on November 22, 2021, we recognized $3.0 million of interest expense. Within this $3.0 million recognized in the nine months ended March 31, 2022, $1.8 million was recognized with regard to interest expense payable on the loan balance within the year and a further $1.2 million of interest expense was recognized with regard to the amortization of transaction costs incurred on the outstanding loan principal for the nine months ended March 31, 2022 using the effective interest rate method over the period of initial recognition through maturity. There was no interest expense recognized in the nine months ended March 31, 2021 in relation to Oaktree.

Also within the $12.5 million interest expense in the nine months ended March 31, 2022, in relation to our loan and security agreement with NovaQuest, we recognized $5.7 million of interest expense, an increase of $0.4 million as compared with $5.3 million for the nine months ended March 31, 2021. Interest expense relating to the NovaQuest loan is accrued on the loan principal balance and all interest payments will be deferred until after the first commercial sale of our allogeneic product candidate remestemcel-L for the treatment of pediatric patients with SR-aGVHD in the United States and other geographies excluding Asia (“pediatric SR-aGVHD”).

In the nine months ended March 31, 2022 and 2021, in line with IFRS 16 Leases, we also recognized interest expenses of $0.5 million and $0.4 million in relation to lease charges, respectively.

Loss after income tax

	Nine months ended March 31,
(in U.S. dollars, in thousands)	2022	2021	$ Change	% Change
Loss before income tax	(70,079)	(77,505)	7,426	(10%)
Income tax benefit	187	754	(567)	(75%)
Loss after income tax	$(69,892)	$(76,751)	6,859	(9%)

Loss before income tax was $70.1 million for the nine months ended March 31, 2022 compared with $77.5 million for the nine months ended March 31, 2021, a decrease in the loss by $7.4 million. This decrease is the net effect of the changes in revenues and expenses that have been discussed above.

A non-cash income tax benefit of $0.2 million was recognized in the nine months ended March 31, 2022, in relation to the net change in deferred tax assets and liabilities recognized on the balance sheet during the period.

A non-cash income tax benefit of $0.8 million was recognized in the nine months ended March 31, 2021 in relation to the net change in deferred tax assets and liabilities recognized on the balance sheet during the period.

Liquidity and Capital Resources

Sources of liquidity

We held total cash reserves of $76.8 million as of March 31, 2022.

We continue our focus on maintaining tight control of cash outflows from operating activities, which were reduced by 30% for the nine months ended March 31, 2022 compared to the prior period. In conjunction with reduced cash outflows, additional inflows will be required to meet our forecast expenditure over the next 12 months. We have and will continue to access inflows such as strategic partnerships, product specific financing, debt or equity capital markets, or existing loan arrangements, with up to $40.0 million available subject to certain milestones. Therefore, we have prepared the financial report on a going concern basis. The dependency on these planned objectives indicates material uncertainty which may cast significant doubt (or substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) on our ability to continue as a going concern and that we may be unable to realize our assets and discharge our liabilities in the normal course of business.

Our primary sources of liquidity have historically been equity raisings, upfront and milestone payments from strategic license agreements, and borrowings under our loan agreements. We also expect net sales to become a source of liquidity. While in the long-term we expect to be able to complete transactions, draw upon these facilities and achieve approval of our product candidates to provide liquidity as needed, there can be no assurance as to whether we will be successful or, if successful, what the terms or proceeds may be.

Cash flows

	Nine months ended March 31,
(in U.S. dollars, in thousands)	2022	2021	$ Change	% Change
Cash Flow Data:
Net cash (outflows) in operating activities	(51,888)	(81,829)	29,941	(37%)
Net cash (outflows) in investing activities	(185)	(1,424)	1,239	(87%)
Net cash (outflows)/inflows by financing activities	(7,654)	110,771	(118,425)	(107%)
Net decrease in cash and cash equivalents	(59,727)	27,518	(87,245)	NM

* NM = not meaningful.

Net cash outflows in operating activities

Net cash outflows for operating activities were $51.9 million for the nine months ended March 31, 2022, compared with $81.8 million for the nine months ended March 31, 2021, a decrease of $29.9 million. The decrease of $29.9 million is due to a decrease in cash outflows of $26.1 million and an increase in cash inflows of $3.8 million in the nine months ended March 31, 2022 compared with the nine months ended March 31, 2021.

The $3.8 million increase of inflows comprised: inflows from royalty income earned on sales of TEMCELL in Japan and Alofisel® in Europe increased by $2.7 million during the nine months ended March 31, 2022, compared with the nine months ended March 31, 2021; inflows from regulatory milestone payment received in relation to our patent license agreement with Takeda increased by $1.1 million during the nine months ended March 31, 2022, compared with the nine months ended March 31, 2021.

Outflows for payments to suppliers and employees decreased by $26.1 million from $86.0 million for the nine months ended March 31, 2021 to $59.9 million for the nine months ended March 31, 2022 primarily due to a decrease in payments in relation to manufacturing commercialization, advertising and marketing and research and development costs as headcount, clinical trials and commercialization activities reduced.

Net cash outflows in investing activities

Net cash outflows for investing activities decreased by $1.2 million in the nine months ended March 31, 2022, compared with the nine months ended March 31, 2021 due to a decrease in payments for fixed assets, such as plant and equipment.

Net cash (outflows)/inflows in financing activities

Net cash outflows for financing activities increased by $118.4 million for the nine months ended March 31, 2022, compared with the nine months ended March 31, 2021. In the nine months ended March 31, 2022, we received a total of $60.0 million of receipts for gross proceeds drawn pursuant to a five-year credit facility with Oaktree, which was used to refinance and repay the outstanding balance of $55.4 million of our senior debt facility with Hercules. In the nine months ended March 31, 2021, we received $108.6 million of proceeds from a private placement completed in March 2021. We received $0.2 million in receipts from employee share option exercises during the nine months ended March 31, 2022, compared to $8.5 million for the nine months ended March 31, 2021. In the nine months ended March 31, 2021, we received receipts of $1.4 million for shares issued through the exercise of incentive rights in connection with the Kentgrove Capital equity facility agreement. These receipts were offset by payments of $2.4 million and $2.1 million for lease liabilities during the nine months ended March 31, 2022 and 2021, respectively. We also paid $4.3 million and $4.1 million for interest and other costs of finance during the nine months ended March 31, 2022 and 2021, respectively. Additionally, we paid $0.2 million and $1.5 million for capital raising costs in the nine months ended March 31, 2022 and 2021, respectively, and $5.5 million for borrowings costs in the nine months ended March 31, 2022.

Operating Capital Requirements

We do not know when, or if, we will generate revenues from our product sales significant enough to generate profits. We do not expect to generate significant revenue from product sales unless and until we obtain regulatory approval of and commercialize more of our cell-based product candidates. We anticipate that we will continue to incur losses for the foreseeable future, and we expect the losses to increase as we continue the development of, and seek regulatory approvals for, our cell-based product candidates, and begin to commercialize any approved products either directly ourselves or through a collaborator or partner. We are subject to all of the risks inherent in the development of new cell-based products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We anticipate that we will need substantial additional funding in connection with our continuing operations.

We expect that our research and development expenses and our management and administration expenses to remain relatively consistent over the next 12 months. Subject to us achieving successful regulatory approval we expect an increase in our total expenses driven by an increase in our product manufacturing and selling, general and administrative expenses as we move towards commercialization. Therefore, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements.

Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing shareholders, increased fixed payment obligations and the existence of securities with rights that may be senior to those of our ordinary shares. If we incur further indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

Borrowings

Oaktree arrangement

In November 2021, our senior debt facility with Hercules was refinanced with a new $90.0 million five-year facility provided by funds associated with Oaktree. We drew the first tranche of $60.0 million on closing, with proceeds being used to discharge our obligations under the Hercules loan. Up to an additional $30.0 million may be drawn on or before December 31, 2022, subject to certain milestones. The facility has a three-year interest only period, at a fixed rate of 9.75% per annum, after which time 40% of the principal amortizes over two years and a final payment is due no later than November 2026. The facility also allows us to make quarterly payments of interest at a rate of 8.0% per annum for the first two years, and the unpaid interest portion (1.75% per annum) will be added to the outstanding loan balance and shall accrue further interest at a fixed rate of 9.75% per annum.

On November 19, 2021, Oaktree were also granted warrants to purchase 1,769,669 American Depositary Shares (“ADSs”) at US$7.26 per ADS, a 15% premium to the 30-day VWAP. We determined that an obligation to issue the warrants has arisen from the time the debt facility was signed; consequently, a liability for the warrants has been recognized in November 2021. The warrants were legally issued on January 11, 2022 and may be exercised within 7 years of issuance. On the issuance date of the Oaktree facility and the warrants, the warrants were initially measured at fair value and the Oaktree borrowing liability measured as the difference between the $60.0 million received from the Oaktree facility and the fair value of the warrants.

In the nine months ended March 31, 2022, we recognized a gain of $0.1 million in the Income Statement as remeasurement of borrowing arrangements within finance costs in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our credit facility. No remeasurement of borrowing arrangements was recognized in the nine months ended March 31, 2021.

Hercules arrangement

In March 2018, we entered into a loan and security agreement with Hercules, for a $75.0 million non-dilutive, four-year credit facility. We drew the first tranche of $35.0 million on closing and a further tranche of $15.0 million was drawn in January 2019.

Interest on the loan was payable monthly in arrears on the 1st day of the month. At closing date, the interest rate was 9.45% per annum. At June 30, 2019, in line with increases in the U.S. prime rate, the interest rate was 10.45%. On August 1, September 19 and October 31, in line with the decreases in the U.S. prime rate, the interest rate on the loan decreased to 10.20%, 9.95% and 9.70%, respectively, and remained at 9.70% in line with the terms of the loan agreement.

In November 2021, this loan was refinanced with a new $90.0 million five-year facility provided by Oaktree. We drew the first tranche of $60.0 million on closing, with proceeds being used to repay the outstanding balance with Hercules.

In the nine months ended March 31, 2022, we recognized a loss of $0.9 million in the Income Statement as remeasurement of borrowing arrangements within finance costs. Within this $0.9 million loss, $1.3 million relates to prepaying the outstanding balance and extinguishing our loan with Hercules, offset by a $0.4 million gain to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our credit facility. In the nine months ended March 31, 2021, we recognized a gain of $0.1 million in the Income Statement as remeasurement of borrowing arrangements within finance costs. This remeasurement relates to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows from our credit facility.

NovaQuest arrangement

On June 29, 2018, we entered into an eight-year, $40.0 million loan and security agreement with NovaQuest before drawing the first tranche of $30.0 million of the principal in July 2018. The loan term includes an interest only period of approximately four years through until July 8, 2022, then a four-year amortization period through until maturity on July 8, 2026. All interest and principal payments will be deferred until after the first commercial sale of remestemcel-L for the treatment in pediatric patients with SR-aGVHD. Principal is repayable in equal quarterly instalments over the amortization period of the loan and is subject to the payment cap described below. The loan has a fixed interest rate of 15% per annum. If there are no net sales of remestemcel-L for pediatric SR-aGVHD, the loan is only repayable at maturity. We can elect to prepay all outstanding amounts owing at any time prior to maturity, subject to a prepayment charge, and may decide to do so if net sales of remestemcel-L for pediatric SR-aGVHD are significantly higher than current forecasts.

Following approval and first commercial sales, repayments commence based on a percentage of net sales and are limited by a payment cap which is equal to the principal due for the next 12 months, plus accumulated unpaid principal and accrued unpaid interest. During the four-year period commencing July 8, 2022, principal amortizes in equal quarterly instalments payable only after approval and first commercial sales. If in any quarterly period, 25% of net sales of remestemcel-L for pediatric SR-aGVHD exceed the annual payment cap, we will pay the payment cap and an additional portion of excess sales which will be used towards the prepayment amount in the event there is an early prepayment of the loan. If in any quarterly period 25% of net sales of remestemcel-L for pediatric SR-aGVHD is less than the annual payment cap, then the payment is limited to 25% of net sales of remestemcel-L for pediatric SR-aGVHD. Any unpaid interest will be added to the principal amounts owing and shall accrue further interest. At maturity date, any unpaid loan balances are repaid.

Because of this relationship of net sales and repayments, changes in our estimated net sales may trigger an adjustment of the carrying amount of the financial liability to reflect the revised estimated cash flows. The carrying amount adjustment is recalculated by computing the present value of the revised estimated future cash flows at the financial instrument’s original effective interest rate. The adjustment is recognized in the Income Statement as remeasurement of borrowing arrangements within finance costs in the period the revision is made.

In the nine months ended March 31, 2022 and 2021, we recognized a gain of $0.4 million and $4.6 million, respectively, in the Income Statement as remeasurement of borrowing arrangements within finance costs in relation to the adjustment of the carrying amount of our financial liability to reflect the revised estimated future cash flows as a net result of changes to the key assumptions in development timelines.

We recognize a liability as current based on repayments linked to estimates of sales of remestemcel-L. However, if sales of remestemcel-L are higher than estimated, actual repayments will exceed this amount, subject to the annual payment cap described above.

The carrying amount of the loan and security agreement with NovaQuest is subordinated to our fixed rate loan with our senior creditor, Oaktree. We have pledged a portion of our assets relating to the SR-aGVHD product candidate as collateral under the loan facility with NovaQuest.

Compliance with loan covenants

Our loan facilities with Oaktree and NovaQuest contain a number of covenants that impose operating restrictions on us, which may restrict our ability to respond to changes in our business or take specified actions. We have an operating objective to at all times maintain unrestricted cash reserves in excess of six months liquidity. The objective aligns with our loan and security agreement with Oaktree where we are currently obliged to maintain a minimum cash balance in the United States of $35.0 million.

We have complied with the financial and other restrictive covenants of our borrowing facilities during the nine months ended March 31, 2022 and 2021.

Contractual Obligations and Commitments

Contractual commitments

Purchase commitments means an agreement to purchase goods or services that is enforceable and legally binding that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations are not recognized as liabilities at March 31, 2022.

In December 2019, we commenced production under our manufacturing service agreement with Lonza for the supply of commercial product for the potential approval and launch of remestemcel-L for the treatment of pediatric SR-aGVHD in the US market. This agreement contains lease and non-lease components. As of March 31, 2022, the agreement contains a minimum remaining financial commitment of the non-lease component of $16.1 million, payable until June 2024. We have accounted for the lease component within the agreement as a lease liability separately from the non-lease components. As of March 31, 2022, the lease component is $3.9 million on an undiscounted basis, as disclosed within the total contractual cash flows as lease liabilities.

We have agreements with third parties related to contract manufacturing and other goods and services. As of March 31, 2022, we had $6.8 million of non-cancellable purchase commitments related to raw materials, manufacturing agreements and other goods and services. This amount represents our minimum contractual obligations, including termination fees. Certain agreements provide for termination rights subject to termination fees. Under such agreement, we are contractually obligated to make certain payments, mainly, to reimburse them for their unrecoverable outlays incurred prior to cancellation.

We do not have any other purchase commitments as of March 31, 2022.

Lease and sub-lease commitments

We lease various offices under non-cancellable leases expiring within 1 to 5 years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated. We also lease a manufacturing suite under the non-cancellable manufacturing services agreement with Lonza for the supply of commercial product for the potential approval and launch of remestemcel-L for the treatment of pediatric SR-aGVHD in the US market expiring within 3 years.

Contingent liabilities

We acquired certain intellectual property relating to our MPCs, or Medvet IP, pursuant to an Intellectual Property Assignment Deed, or IP Deed, with Medvet Science Pty Ltd, or Medvet. Medvet’s rights under the IP Deed were transferred to Central Adelaide Local Health Network Incorporated, or CALHNI, in November 2011. In connection with our use of the Medvet IP, on completion of certain milestones we will be obligated to pay CALHNI, as successor in interest to Medvet, (i) certain aggregated milestone payments of up to $2.2 million and single-digit royalties on net sales of products covered by the Medvet IP, for cardiac muscle and blood vessel applications and bone and cartilage regeneration and repair applications, subject to minimum annual royalties beginning in the first year of commercial sale of those products and (ii) single-digit royalties on net sales of the specified products for applications outside the specified fields.

We have entered into a number of agreements with other third parties pertaining to intellectual property. Contingent liabilities may arise in the future if certain events or developments occur in relation to these agreements and as of March 31, 2022 we have assessed that the probability of outflows is remote.

Capital commitments

We did not have any commitments for future capital expenditure outstanding as of March 31, 2022.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, other than the purchase commitments and contingent liabilities as mentioned above.

Certain Differences Between IFRS and U.S. GAAP

IFRS differs from U.S. GAAP in certain respects. Management has not assessed the materiality of differences between IFRS and GAAP. Our significant accounting policies are described in Note 23 to our consolidated financial statements and the related notes thereto included in our Form 20-F.

Quantitative and Qualitative Disclosure About Market Risk

The following sections provide quantitative information on our exposure to interest rate risk, share price risk, and foreign currency exchange risk. We make use of sensitivity analyses which are inherently limited in estimating actual losses in fair value that can occur from changes in market conditions.

Interest rate risk

Our main interest rate risk arises from the portion of our long-term borrowings with a floating interest rate, which exposes us to cash flow interest rate risk. As interest rates fluctuate, the amount of interest payable on financing where the interest rate is not fixed will also fluctuate. We can repay the loan facility at our discretion and we can also refinance if we are able to achieve terms suitable to us in the marketplace or from our existing lenders.

We are also exposed to interest rate risk that arises through movements in interest income we earn on our deposits. The interest income derived from these balances can fluctuate due to interest rate changes. This interest rate risk is managed by periodically reviewing interest rates available for suitable interest bearing accounts to ensure we earn interest at market rates. We ensure that sufficient funds are available, in at call accounts, to meet our working capital requirements.

Foreign currency exchange risk

We have foreign currency amounts owing relating to clinical, regulatory and overhead activities and foreign currency deposits held primarily in our Australian based entity, whose functional currency is the A$. We also have foreign currency amounts in our Switzerland and Singapore based entities, whose functional currencies are the US$. These foreign currency balances give rise to a currency risk, which is the risk of the exchange rate moving, in either direction, and the impact it may have on our financial performance.

We manage the currency risk by evaluating levels to hold in each currency by assessing our future activities which will likely be incurred in those currencies which enables us to minimize foreign currency deposits held in each entity.

As of March 31, 2022, we held 98% of our cash in USD, and 2% in AUD. As of June 30, 2021, we held 89% of our cash in USD, and 11% in AUD.

Price risk

Price risk is the risk that future cash flows derived from financial instruments will be altered as a result of a market price movement, which is defined as movements other than foreign currency rates and interest rates. We are exposed to price risk which arises from long-term borrowings under our facility with NovaQuest, where the timing and amount of principal and interest payments is dependent on net sales of remestemcel-L for the treatment of pediatric SR-aGVHD. As net sales of remestemcel-L for the treatment of SR-aGVHD in pediatric patients in these territories increase/decrease, the timing and amount of principal and interest payments relating to this type of financing arrangement will also fluctuate, resulting in an adjustment to the carrying amount of the financial liability. The adjustment is recognized in the Income Statement as remeasurement of borrowing arrangements within finance costs and expenses in the period the revision is made.

We are also exposed to price risk on contingent consideration provision balances, as expected unit revenues are a significant unobservable input used in the level 3 fair value measurements.

We do not consider any exposure to price risk other than those already described above.

Events subsequent to balance date

In October 2020, in light of the Complete Response Letter released by the FDA and the decline in the market price of our ADS, a purported class action lawsuit was filed in the U.S. Federal District Court for the Southern District of New York on behalf of purchasers or acquirers of our ADSs against the Company, its Chief Executive Officer, its former Chief Financial Officer and its former Chief Medical Officer for alleged violations of the U.S. Securities Exchange Act of 1934. The parties have reached an agreement in principle to settle the securities class action on a class wide basis for $2.0 million, with no admission of liability. This settlement was paid by the Company's insurer in May 2022, other than the minimum excess as per the Company’s insurance policy. The settlement is subject to final documentation, notice to the class members, and approval of the court. The court granted preliminary approval of the settlement on April 8, 2022 and has scheduled a final approval hearing for August 15, 2022.

A class action proceeding in the Federal Court of Australia was served on the Company in May 2022 by the law firm William Roberts Lawyers on behalf of persons who, between February 22, 2018 and December 17, 2020, acquired an interest in Mesoblast shares, American Depository Receipts, and/or related equity swap arrangements. Similar to the class action lawsuit from October 2020 filed in the U.S. Federal District Court for the Southern District of New York, the class action relates to the Complete Response Letter released by the FDA; it also, unlike the U.S. action, relates to claims made by the Company in relation to our COVID-19 product candidate and the decline in the market price of our ordinary shares. The Company will vigorously defend against the proceedings. The Company cannot provide any assurance as to the possible outcome or cost to us from the lawsuit, particularly as it is at an early stage, nor how long it may take to resolve such lawsuit. Thus, the Company has not accrued any amounts in connection with such legal proceedings.

There have not been any other events subsequent to the balance date, not otherwise disclosed in this report, which significantly affected or may significantly affect our operations, our results of our operations or our state of affairs in subsequent financial periods.

Rounding of amounts

Our company is of a kind referred to in ASIC Corporations (Rounding in Financial/Directors’ Reports) Instrument 2016/191, issued by the Australian Securities and Investments Commission, relating to the ‘rounding off’ of amounts in the financial and directors’ reports. Unless mentioned otherwise, amounts within this report have been rounded off in accordance with that Legislative Instrument to the nearest thousand dollars, or in certain cases, to the nearest dollar.

Directors’ resolution

This report is made in accordance with a resolution of the directors.

RISK FACTORS

You should carefully consider the risks described below and all other information contained in this Report on Form 6-K before making an investment decision. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our ADSs could decline, and you may lose part or all of your investment. This Report on Form 6-K also contains forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including the risks described below and elsewhere in this Report on Form 6-K.

Risks Related to Our Financial Position and Capital Requirements

We have incurred operating losses since our inception and anticipate that we will continue to incur substantial operating losses for the foreseeable future. We may never achieve or sustain profitability.

We are a clinical-stage biotechnology company and we have not yet generated significant revenues. We have incurred net losses during most of our fiscal periods since our inception. Our net loss for the nine months ended March 31, 2022 was $69.9 million. As of March 31, 2022, we have an accumulated deficit of $717.5 million since our inception. We do not know whether or when we will become profitable. Our losses have resulted principally from costs incurred in clinical development and manufacturing activities.

We anticipate that our expenses will increase as we move toward commercialization, including the scaling up of our manufacturing activities and our establishment of infrastructure and logistics necessary to support potential product launches. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. To achieve and maintain profitability, we must successfully develop our product candidates, obtain regulatory approval, and manufacture, market and sell those products for which we obtain regulatory approval. If we obtain regulatory approval to market a product candidate, our future revenue will depend upon the size of any markets in which our product candidates may receive approval, and our ability to achieve and maintain sufficient market acceptance, pricing, reimbursement from third-party payors, and adequate market share for our product candidates in those markets. We may not succeed in these activities, and we may never generate revenue from product sales that is significant enough to achieve profitability. Our failure to become or remain profitable would depress our market value and could impair our ability to raise capital, expand our business, discover or develop other product candidates or continue our operations. A decline in the value of our company could cause you to lose part or all of your investment.

We have never generated revenue from product sales and may never be profitable.

Our ability to generate revenue and achieve profitability depends on our ability, either alone or with strategic collaboration partners, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, our product candidates. We do not currently generate revenues from product sales (other than licensing revenue from sales of TEMCELL® HS. Inj. (“TEMCELL”), a registered trademark of JCR Pharmaceuticals Co., Ltd. (“JCR”), by JCR in Japan, and royalty revenue from net sales of Alofisel® a registered trademark of TiGenix NV (“TiGenix”), previously known as Cx601, an adipose-derived mesenchymal stromal cell product developed by TiGenix, now a wholly owned subsidiary of Takeda Pharmaceutical Company Limited (“Takeda”) and approved for marketing in the EU), and we may never generate product sales. Our ability to generate future revenues from product sales depends heavily on our success in a number of areas, including:

•	completing research, preclinical and clinical development of our product candidates;
•	seeking and obtaining regulatory and marketing approvals for product candidates for which we complete clinical studies;
•

establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate (in amount and quality) products and services to support clinical development and the market demand for our product candidates, if approved;

•

launching and commercializing product candidates for which we obtain regulatory and marketing approval, either by collaborating with a partner or, if launched independently, by establishing commercial and distribution capabilities necessary to effectively seek and maintain market access and ensure compliance with legal and regulatory requirements relating to interactions with healthcare providers, healthcare organizations and government agencies;

•	obtaining market acceptance of our product candidates as viable treatment options;
•	addressing competing technological and market developments;
•	obtaining and sustaining an adequate level of reimbursement from payors;

•	identifying and validating new cell therapy product candidates;
•	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;
•	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets, know-how and trademarks;
•	attracting, hiring and retaining qualified personnel; and
•	implementing additional internal systems and infrastructure, as needed.

Even if one or more of the product candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with commercializing and distributing any approved product candidate. Our expenses could increase beyond expectations if we are required by the United States Food and Drug Administration (“FDA”), the European Medicines Agency (“EMA”), or other regulatory agencies, to perform clinical and other studies in addition to those that we currently anticipate. We may not become profitable and may need to obtain additional funding to continue operations.

We require substantial additional financing to achieve our goals, and our failure to obtain this necessary capital or establish and maintain strategic partnerships to provide funding support for our development programs could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

Our operations have consumed substantial amounts of cash since inception. As of March 31, 2022, our cash and cash equivalents were $76.8 million. We expect to continue to incur significant expenses and increase our cumulative operating losses for the foreseeable future in connection with our planned research, development and product commercialization efforts. In addition, we will require additional financing to achieve our goals and our failure to do so could adversely affect our commercialization efforts. We anticipate that our expenses will increase if and as we:

•

continue the research and clinical development of our product candidates, including MPC-150-IM (Class II-IV Chronic Heart Failure (“CHF”)), MPC-06-ID (Chronic Low Back Pain (“CLBP”)), remestemcel-L and MPC-300-IV (inflammatory conditions) product candidates;

•	seek to identify, assess, acquire, and/or develop other and combination product candidates and technologies;
•

seek regulatory and marketing approvals in multiple jurisdictions for our product candidates that successfully complete clinical studies and identify and apply for regulatory designations to facilitate development and ultimate commercialization of our products;

•

establish and maintain collaborations and strategic partnerships with third parties for the development and commercialization of our product candidates, or otherwise build and maintain a sales, marketing and distribution infrastructure and/or external logistics to commercialize any products for which we may obtain marketing approval;

•

further develop and implement our proprietary manufacturing processes in both planar technology and our bioreactor programs and expand our manufacturing capabilities and resources for commercial production;

•	seek coverage and reimbursement from third-party payors, including government and private payors for future products;
•	make milestone or other payments under our agreements pursuant to which we have licensed or acquired rights to intellectual property and technology;
•	seek to maintain, protect and expand our intellectual property portfolio;
•	seek to attract and retain skilled personnel; and
•	develop the compliance and other infrastructure necessary to support product commercialization and distribution.

If we were to experience any delays or encounter issues with any of the above, including clinical holds, failed studies, inconclusive or complex results, safety or efficacy issues, or other regulatory challenges that require longer follow-up of existing studies, additional studies, or additional supportive studies in order to pursue marketing approval, it could further increase the costs associated with the above. Further, the net operating losses we incur may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a shareholder or as a holder of the ADSs. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take certain actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through strategic collaborations or partnerships, or marketing, distribution or licensing arrangements with third parties, we may be required to do so at an earlier stage than would otherwise be ideal and/or may have to limit valuable rights to our intellectual property, technologies, product candidates or future revenue streams, or grant licenses or other rights on terms that are not favorable to us. Furthermore, any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates.

We held total cash reserves of $76.8 million as of March 31, 2022. We continue our focus on maintaining tight control of cash outflows from operating activities, which were reduced by 30% for the nine months ended March 31, 2022 compared to the prior period. In conjunction with reduced cash outflows, additional inflows will be required to meet our forecast expenditure over the next 12 months. We have and will continue to access inflows such as strategic partnerships, product specific financing, debt or equity capital markets, or existing loan arrangements, with up to $40.0 million available subject to certain milestones. However, the dependency on these planned objectives indicates material uncertainty that may cast significant doubt on our ability to continue as a going concern and that we may be unable to realize our assets and discharge our liabilities in the normal course of business. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we are unable to obtain adequate funding or partnerships beyond the 12-month period we may not be able to continue as a going concern, and our shareholders and holders of the ADSs may lose some or all of their investment in Mesoblast. See Note 1(i) of our accompanying financial statements.

The terms of our loan facilities with funds associated with Oaktree Capital Management, L.P. (“Oaktree”) and NovaQuest Capital Management, L.L.C. (“NovaQuest”) could restrict our operations, particularly our ability to respond to changes in our business or to take specified actions.

On November 19, 2021, we entered into a loan agreement and guaranty with Oaktree, for a $90.0 million, five-year credit facility. We drew the first tranche of $60.0 million at closing, a further $30.0 million may be drawn on or before December 31, 2022, subject to certain milestones. On June 29, 2018, we entered into a loan and security agreement with NovaQuest for a $40.0 million non-dilutive, eight-year term credit facility, repayable from net sales of our allogeneic product candidate remestemcel-L in pediatric patients with steroid-refractory acute graft versus host disease (“SR-aGVHD”), in the United States and other geographies excluding Asia. We drew the first tranche of $30.0 million on closing. Our loan facilities with Oaktree and NovaQuest contain a number of covenants that impose operating restrictions on us, which may restrict our ability to respond to changes in our business or take specified actions. Under the terms of our Oaktree agreement the minimum unrestricted cash balance we need to maintain is $35.0 million, this may increase as further tranches are drawn or in certain other circumstances. Our ability to comply with the various covenants under the agreements may be affected by events beyond our control, and we may not be able to continue to meet the covenants. Upon the occurrence of an event of default, Oaktree or NovaQuest could elect to declare all amounts outstanding under the loan facility to be immediately due and payable and terminate all commitments to extend further credit. If Oaktree or NovaQuest accelerates the repayment, we may not have sufficient funds to repay our existing debt. If we were unable to repay the owed amounts, Oaktree or NovaQuest could proceed against the collateral granted to it to secure such indebtedness. We have pledged substantially all of our assets as collateral under the loan facility with Oaktree, and a portion of our assets relating to the SR-aGVHD product candidate as collateral under the loan facility with NovaQuest.

We are subject to risks associated with currency fluctuations, and changes in foreign currency exchange rates could impact our results of operations.

Historically, a substantial portion of our operating expenses has been denominated in U.S. dollars and our main currency requirements are U.S. dollars, Australian dollars and Singapore dollars. Approximately 98% of our cash and cash equivalents as of March 31, 2022 were denominated in U.S. dollars and 2% were denominated in Australian dollars. Because we have multiple functional currencies across different jurisdictions, changes in the exchange rate between these currencies and the foreign currencies of the transactions recorded in our accounts could materially impact our reported results of operations and distort period-to-period comparisons. For example, a portion of our research and clinical trials are undertaken in Australia. As such, payment will be made in Australian dollar currency, and may exceed the budgeted expenditure if there are adverse currency fluctuations against the U.S. dollar.

More specifically, if we decide to convert our Australian dollars into U.S. dollars for any business purpose, appreciation of the U.S. dollar against the Australian dollar would have a negative effect on the U.S. dollar amount available to us. Appreciation or depreciation in the value of the Australian dollar relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. As a result of such foreign currency fluctuations, it could be more difficult to detect underlying trends in our business and results of operations.

Unfavorable global economic or political conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. A global financial crisis or a global or regional political disruption could cause extreme volatility in the capital and credit markets. A severe or prolonged economic downturn or political disruption could result in a variety of risks to our business, including weakened demand for our product candidates, if approved, and our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy or political disruption could also strain our manufacturers or suppliers, possibly resulting in supply disruption. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the political or economic climate and financial market conditions could adversely impact our business.

Risks Related to Clinical Development and Regulatory Review and Approval of Our Product Candidates

Our product candidates are based on our novel mesenchymal lineage cell technology, which makes it difficult to accurately and reliably predict the time and cost of product development and subsequently obtaining regulatory approval. At the moment, no industrially manufactured, non-hematopoietic, allogeneic cell products have been approved in the United States.

Other than with respect to sales of products by our licensees, we have not commercially marketed, distributed or sold any products. The success of our business depends on our ability to develop and commercialize our lead product candidates. We have concentrated our product research and development efforts on our mesenchymal lineage cell platform, a novel type of cell therapy. Our future success depends on the successful development of this therapeutic approach. There can be no assurance that any development problems we experience in the future related to our mesenchymal lineage cell platform will not cause significant delays or unanticipated costs, or that such development problems can be solved. We may also experience delays in developing sustainable, reproducible and scalable manufacturing processes or transferring these processes to collaborators, which may prevent us from completing our clinical studies or commercializing our products on a timely or profitable basis, if at all.

In addition, the clinical study requirements of the FDA, the EMA and other regulatory agencies and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty and intended use and market of the potential product candidates. The regulatory approval process for novel product candidates such as ours can be more expensive and take longer to develop than for other, better known or extensively studied pharmaceutical or other product candidates. In addition, adverse developments in clinical trials of cell therapy products conducted by others may cause the FDA or other regulatory bodies to change the requirements for approval of any of our product candidates.

We may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory agencies.

We must conduct extensive testing of our product candidates to demonstrate their safety and efficacy, including both preclinical animal testing and evaluation in human clinical trials, before we can obtain regulatory approval to market and sell them. Conducting such testing is a lengthy, time-consuming, and expensive process and there is a high rate of failure.

Our current and completed preclinical and clinical results for our product candidates are not necessarily predictive of the results of our ongoing or future clinical trials. Promising results in preclinical studies of a product candidate may not be predictive of similar results in humans during clinical trials, and successful results from early human clinical trials of a product candidate may not be replicated in later and larger human clinical trials or in clinical trials for different indications. If the results of our or our collaborators’ ongoing or future clinical trials are negative or inconclusive with respect to the efficacy of our product candidates, or if these trials do not meet the clinical endpoints with statistical significance, or if there are safety concerns or adverse events associated with our product candidates, we or our collaborators may be prevented or delayed in obtaining marketing approval for our product candidates.

Even if ongoing or future clinical studies meet the clinical endpoints with statistical significance, the FDA or other regulatory agencies may still find the data insufficient to support marketing approval based on other factors.

We may encounter substantial delays in our clinical studies, including as a result of the COVID-19 pandemic.

We cannot guarantee that any preclinical testing or clinical trials will be conducted as planned or completed on schedule, if at all. As a result, we may not achieve our expected clinical milestones. A failure can occur at any stage of testing. Events that may prevent successful or timely commencement, enrollment or completion of clinical development include:

•	problems which may arise as a result of our transition of research and development programs from licensors or previous sponsors;
•	delays in raising, or inability to raise, sufficient capital to fund the planned trials;
•	delays by us or our collaborators in reaching a consensus with regulatory agencies on trial design;
•	changes in trial design;
•	inability to identify, recruit and train suitable clinical investigators;
•	inability to add new clinical trial sites;

•	delays in reaching agreement on acceptable terms for the performance of the trials with contract research organizations (“CROs”), and clinical trial sites;
•	delays in obtaining required Institutional Review Board (“IRB”), approval at each clinical trial site;
•	delays in recruiting suitable clinical sites and patients (i.e., subjects) to participate in clinical trials and delays in accruing medical events necessary to complete any events-driven trial;
•

imposition of a clinical hold by regulatory agencies for any reason, including negative clinical results, safety concerns or as a result of an inspection of manufacturing or clinical operations or trial sites;

•	failure by CROs, other third parties or us or our collaborators to adhere to clinical trial requirements;
•	failure to perform in accordance with the FDA’s current Good Clinical Practices (“cGCP”), or applicable regulatory guidelines in other countries;
•	delays in testing, validation, manufacturing and delivery of a product candidate to clinical trial sites;
•	delays caused by patients not completing participation in a trial or not returning for post-treatment follow-up;
•	delays caused by clinical trial sites not completing a trial;
•	failure to demonstrate adequate efficacy;
•	occurrence of serious adverse events in clinical trials that are associated with a product candidates and that are viewed to outweigh its potential benefits;
•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols; or
•	disagreements between us and the FDA or other regulatory agencies regarding a clinical trial design, protocol amendments, or interpreting the data from our clinical trials.

In addition, our ongoing clinical trials may be affected by delays in monitoring and data collection as a result of the COVID-19 pandemic, including due to prioritization of hospital resources, travel restrictions, and the inability to access sites for patient monitoring. In addition, some patients may be unable to comply with clinical trial protocols if quarantines or stay at home orders impede patient movement or interrupt health services.

Delays, including delays caused by the above factors, can be costly and could negatively affect our or our collaborators’ ability to complete clinical trials for our product candidates. If we or our collaborators are not able to successfully complete clinical trials or are not able to do so in a timely and cost-effective manner, we will not be able to obtain regulatory approval and/or will not be able to commercialize our product candidates and our commercial partnering opportunities will be harmed.

We may find it difficult to enroll patients in our clinical trials, which could delay or prevent development of our product candidates.

Identifying and qualifying patients to participate in clinical trials of our product candidates is critical to our success. The timing of our clinical trials depends on the speed at which we can recruit patients to participate in testing our product candidates as well as completion of required follow-up periods. In general, if patients are unwilling to participate in our cell therapy trials because of negative publicity from adverse events in the biotechnology or cell therapy industries or for other reasons, including competitive clinical trials for similar patient populations, the timeline for recruiting patients, conducting trials and obtaining regulatory approval for our product candidates may be delayed. Additionally, we or our collaborators generally will have to run multi-site and potentially multi-national trials, which can be time consuming, expensive and require close coordination and supervision. If we have difficulty enrolling a sufficient number of patients or otherwise conducting clinical trials as planned, we or our collaborators may need to delay, limit or terminate ongoing or planned clinical trials, any of which would have an adverse effect on our business.

If there are delays in accumulating the required number of trial subjects or, in trials where clinical events are a primary endpoint, if the events needed to assess performance of our clinical candidates do not accrue at the anticipated rate, there may be delays in completing the trial. These delays could result in increased costs, delays in advancing development of our product candidates, including delays in testing the effectiveness, or even termination of the clinical trials altogether.

Patient enrollment and completion of clinical trials are affected by factors including:

•	size of the patient population, particularly in orphan diseases;
•	severity of the disease under investigation;

•	design of the trial protocol;
•	eligibility criteria for the particular trial;
•	perceived risks and benefits of the product candidate being tested;
•	proximity and availability of clinical trial sites for prospective patients;
•	availability of competing therapies and clinical trials;
•	efforts to facilitate timely enrollment in clinical trials;
•	patient referral practices of physicians and level and effectiveness of study site recruitment efforts; and
•	ability to monitor patients adequately during and after treatment.

Once enrolled, patients may choose to discontinue their participation at any time during the trial, for any reason. Participants also may be terminated from the study at the initiative of the investigator, for example if they experience serious adverse clinical events or do not follow the study directions. If we are unable to maintain an adequate number of patients in our clinical trials, we may be required to delay or terminate an ongoing clinical trial, which would have an adverse effect on our business.

We may conduct multinational clinical trials, which present additional and unique risks.

We plan to seek initial marketing approval for our product candidates in the United States and in select non-U.S. jurisdictions such as Europe, Japan and Canada. Conducting trials on a multinational basis requires collaboration with foreign medical institutions and healthcare providers. Our ability to successfully initiate, enroll and complete a clinical trial in multiple countries is subject to numerous risks unique to conducting business internationally, including:

•	difficulty in establishing or managing relationships with physicians, sites and CROs;
•	standards within different jurisdictions for conducting clinical trials and recruiting patients;
•	our ability to effectively interface with non-US regulatory authorities;
•	our inability to identify or reach acceptable agreements with qualified local consultants, physicians and partners;
•

the potential burden of complying with a variety of foreign laws, medical standards and regulatory requirements, including the regulation of pharmaceutical and biotechnology products and treatments, and anti-corruption/anti-bribery laws;

•

differing genotypes, average body weights and other patient profiles within and across countries from our donor profile may impact the optimal dosing or may otherwise impact the results of our clinical trials; and

•	the COVID-19 pandemic limiting our ability to commence and conduct studies, including recruiting patients.

The complexity of conducting multinational clinical trials could negatively affect our or our collaborators’ ability to complete trials as intended which could have an adverse effect on our business.

Serious adverse events or other safety risks could require us to abandon development and preclude, delay or limit approval of our product candidates, or limit the scope of any approved indication or market acceptance.

Participants in clinical trials of our investigational cell therapy products may experience adverse reactions or other undesirable side effects. While some of these can be anticipated, others may be unexpected. We cannot predict the frequency, duration, or severity of adverse reactions or undesirable side effects that may occur during clinical investigation of our product candidates. If any of our product candidates, prior to or after any approval for commercial sale, cause serious adverse events or are associated with other safety risks, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may suspend (e.g., through a clinical hold) or terminate clinical trials;
•	regulatory authorities may deny regulatory approval of our product candidates;

•	regulators may restrict the indications or patient populations for which a product candidate is approved;
•

regulatory authorities may require certain labeling statements, such as warnings or contraindications or limitations on the indications for use, and/or impose restrictions on distribution in the form of a risk evaluation and mitigation strategy (“REMS”), in connection with approval, if any;

•	regulatory authorities may withdraw their approval, require more onerous labeling statements or impose a more restrictive REMS than any product that is approved;
•	we may be required to change the way the product is administered or conduct additional clinical trials;
•	patient recruitment into our clinical trials may suffer;
•	our relationships with our collaborators may suffer;
•

we could be required to provide compensation to subjects for their injuries, e.g., if we are sued and found to be liable or if required by the laws of the relevant jurisdiction or by the policies of the clinical site; or

•	our reputation may suffer.

There can be no assurance that adverse events associated with our product candidates will not be observed, in such settings where no prior adverse events have occurred. As is typical in clinical development, we have a program of ongoing toxicology studies in animals for our clinical-stage product candidates and cannot provide assurance that the findings from such studies or any ongoing or future clinical trials will not adversely affect our clinical development activities.

We may voluntarily suspend or terminate our clinical trials if at any time we believe that they present an unacceptable risk to participants or if preliminary data demonstrate that our product candidates are unlikely to receive regulatory approval or unlikely to be successfully commercialized. In addition, regulatory agencies, IRBs or data safety monitoring boards may at any time recommend the temporary or permanent discontinuation of our clinical trials or request that we cease using investigators in the clinical trials if they believe that the clinical trials are not being conducted in accordance with applicable regulatory requirements, or that they present an unacceptable safety risk to participants. If we elect or are forced to suspend or terminate a clinical trial for any of our product candidates, the commercial prospects for that product as well as our other product candidates may be harmed and our ability to generate product revenue from these product candidates may be delayed or eliminated. Furthermore, any of these events could prevent us or our collaborators from achieving or maintaining market acceptance of the affected product and could substantially increase the costs of commercializing our product candidates and impair our ability to generate revenue from the commercialization of these product candidates either by us or by our collaborators.

Several of our product candidates are being evaluated for the treatment of patients who are extremely ill, and patient deaths that occur in our clinical trials could negatively impact our business even if they are not shown to be related to our product candidates.

We are developing MPC-150-IM, which will focus on patients with heart failure with reduced ejection fraction associated with ischemic and/or diabetic etiology, and remestemcel-L, which will focus on SR-aGVHD. We have also been developing remestemcel-L in COVID-19 infected patients with moderate to severe acute respiratory distress syndrome (“ARDS”) on ventilator support. The patients who receive our product candidates are very ill due to their underlying diseases.

Generally, patients remain at high risk following their treatment with our product candidates and may more easily acquire infections or other common complications during the treatment period, which can be serious and life threatening. As a result, it is likely that we will observe severe adverse outcomes in patients during our Phase 3 and other trials for these product candidates, including patient death. If a significant number of study subject deaths were to occur, regardless of whether such deaths are attributable to our product candidates, our ability to obtain regulatory approval for the applicable product candidate may be adversely impacted and our business could be materially harmed. Should studies of a candidate product result in regulatory approval, any association with a significant number of study subject deaths could limit the commercial potential of an approved product candidate, or negatively impact the medical community’s willingness to use our product with patients.

The requirements to obtain regulatory approval of the FDA and regulators in other jurisdictions can be costly, time-consuming, and unpredictable. If we or our collaborators are unable to obtain timely regulatory approval for our product candidates, our business may be substantially harmed.

The regulatory approval process is expensive and the time and resources required to obtain approval from the FDA or other regulatory authorities in other jurisdictions to sell any product candidate is uncertain and approval may take years. Whether regulatory approval will be granted is unpredictable and depends upon numerous factors, including the discretion of the regulatory authorities. For example, governing legislation, approval policies, regulations, regulatory policies, or the type and amount of preclinical and clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. It is possible that none of our existing or future product candidates will ever obtain regulatory approval, even if we expend substantial time and resources seeking such approval.

Further, regulatory requirements governing cell therapy products in particular have changed and may continue to change in the future. For example, in December 2016, the 21st Century Cures Act (“Cures Act”) was signed into law in the United States. This law is designed to advance medical innovation, and includes a number of provisions that may impact our product development programs. For example, the Cures Act establishes a new “regenerative medicine advanced therapy” designation (“RMAT”), and creates a pathway for increased interaction with FDA for the development of products which obtain designations. Although the FDA issued guidance documents in 2019, it remains unclear how and when the FDA will fully implement all deliverables under the Cures Act.

Any regulatory review committees and advisory groups and any contemplated new guidelines may lengthen the regulatory review process, require us to perform additional studies, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. As we advance our product candidates, we will be required to consult with these regulatory and advisory groups, and comply with applicable guidelines. If we fail to do so, we may be required to delay or discontinue development of our product candidates. Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a product candidate to market could decrease our ability to generate sufficient revenue to maintain our business.

The FDA and other regulatory bodies globally have issued numerous guidances regarding the impact of the COVID-19 pandemic on their operations. For example, FDA inspectors have been unable to travel or limited in their ability to travel during the pandemic due to border closures and various stay at home orders. After falling significantly behind in scheduled site inspections FDA has issued guidance for alternative remote inspections or “Remote Interactive Evaluations”. In addition, requested meetings with FDA are delayed by a minimum of 3 months while the public health crisis is in effect, due to the increased workload burden on agency staff. These and other guidances applied during the pandemic have the potential to delay the development process for all of Mesoblast candidates.

Our product candidates could fail to receive regulatory approval for many reasons, including the following:

•	we may be unable to successfully complete our ongoing and future clinical trials of product candidates;
•

we may be unable to demonstrate to the satisfaction of the FDA or other regulatory authorities that a product candidate is safe, pure, and potent for any or all of a product candidate’s proposed indications;

•	we may be unable to demonstrate that a product candidate’s benefits outweigh the risk associated with the product candidate;
•	the FDA or other regulatory authorities may disagree with the design or implementation of our clinical trials;
•	the results of clinical trials may not meet the level of statistical significance required by the FDA or other regulatory authorities for approval;
•	the FDA or other regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;
•	a decision by the FDA, other regulatory authorities or us to suspend or terminate a clinical trial at any time;
•

the data collected from clinical trials of our product candidates may be inconclusive or may not be sufficient to support the submission of a Biologics License Application (“BLA”), or other submission or to obtain regulatory approval in the United States or elsewhere;

•

our third party manufacturers of supplies needed for manufacturing product candidates may fail to satisfy FDA or other regulatory requirements and may not pass inspections that may be required by FDA or other regulatory authorities;

•

the failure to comply with applicable regulatory requirements following approval of any of our product candidates may result in the refusal by the FDA or similar foreign regulatory agency to approve a pending BLA or supplement to a BLA submitted by us for other indications or new product candidates; and

•	the approval policies or regulations of the FDA or other regulatory authorities outside of the United States may significantly change in a manner rendering our clinical data insufficient for approval.

We or our collaborators may gain regulatory approval for any of our product candidates in some but not all of the territories available and any future approvals may be for some but not all of the target indications, limiting their commercial potential. Regulatory requirements and timing of product approvals vary from country to country and some jurisdictions may require additional testing beyond what is required to obtain FDA approval. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other countries or by the FDA. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval.

Our drug candidates may not benefit from an expedited approval path for cellular medicines designated as Regenerative Medicine Advanced Therapies (RMATs) under the 21st Century Cures Act.

On December 21, 2017, the FDA granted RMAT designation for our novel MPC therapy in the treatment of heart failure patients with left ventricular systolic dysfunction and left ventricular assist devices. While the Cures Act offers several potential benefits to drugs designated as RMATs, including eligibility for increased agency support and advice during development, priority review on filing, a potential pathway for accelerated or full approval based on surrogate or intermediate endpoints, and the potential to use patient registry data and other sources of real world evidence for post approval confirmatory studies, there is no assurance that any of these potential benefits will either apply to any or all of our drug candidates or, if applicable, accelerate marketing approval. RMAT designation does not change the evidentiary standards of safety and effectiveness needed for marketing approval.

Furthermore, there is no certainty as to whether any of our product candidates that have not yet received RMAT designation under the Cures Act will receive such designation under the Cures Act. Designation as an RMAT is within the discretion of the FDA. Accordingly, even if we believe one of our products or product candidates meets the criteria for RMAT designation, the FDA may disagree. Additionally, for any product candidate that receives RMAT designation, we may not experience a faster development, review or approval process compared to conventional FDA procedures. The FDA may withdraw RMAT designation if it believes that the product no longer meets the qualifying criteria for designation.

Even if we obtain regulatory approval for our product candidates, our products will be subject to ongoing regulatory scrutiny.

Any of our product candidates that are approved in the United States or in other jurisdictions will continue to be subject to ongoing regulatory requirements relating to the quality, identity, strength, purity, safety, efficacy, testing, manufacturing, marketing, advertising, promotion, distribution, sale, storage, packaging, pricing, import or export, record-keeping and submission of safety and other post-market information for all approved product candidates. In the United States, this includes both federal and state requirements. In particular, as a condition of approval of a BLA, the FDA may require a REMS, to ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals and elements to assure safe use (“ETASU”). ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. Moreover, regulatory approval may require substantial post-approval (Phase 4) testing and surveillance to monitor the drug’s safety or efficacy. Delays in the REMS approval process could result in delays in the BLA approval process. In addition, as part of the REMS, the FDA could require significant restrictions, such as restrictions on the prescription, distribution and patient use of the product, which could significantly impact our ability to effectively commercialize our product candidates, and dramatically reduce their market potential thereby adversely impacting our business, results of operations and financial condition. Post-approval study requirements could add additional burdens, and failure to timely complete such studies, or adverse findings from those studies, could adversely affect our ability to continue marketing the product.

Any failure to comply with ongoing regulatory requirements, as well as post-approval discovery of previously unknown problems, including adverse events of unanticipated severity or frequency, or with manufacturing operations or processes, may significantly and adversely affect our ability to generate revenue from our product candidates, and may result in, among other things:

•	restrictions on the marketing or manufacturing of the product candidates, withdrawal of the product candidates from the market, or voluntary or mandatory product recalls;
•	suspension or withdrawal of regulatory approval;
•	costly regulatory inspections;
•	fines, warning letters, or holds on clinical trials;
•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us or our collaborators, or suspension or revocation of BLAs;
•	restrictions on our operations;
•	product seizure or detention, or refusal to permit the import or export of products; or
•	injunctions or the imposition of civil or criminal penalties by FDA or other regulatory bodies.

If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our business and our operating results will be adversely affected.

The FDA’s policies, or that of the applicable regulatory bodies in other jurisdictions, may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we or our collaborators are not able to maintain regulatory compliance, are slow or unable to adopt new requirements or policies, or effect changes to existing requirements, we or our collaborators may no longer be able to lawfully market our product, and we may not achieve or sustain profitability, which would adversely affect our business.

Ethical and other concerns surrounding the use of embryonic stem cell-based therapy may negatively affect regulatory approval or public perception of our non-embryonic stem cell product candidates, which could reduce demand for our products or depress our share price.

The use of embryonic stem cells (“ESCs”), for research and therapy has been the subject of considerable public debate, with many people voicing ethical, legal and social concerns related to their collection and use. Our cells are not ESCs, which have been the predominant focus of this public debate and concern in the United States and elsewhere. However, the distinction between ESCs and non-ESCs, such as our mesenchymal lineage cells, may be misunderstood by the public. Negative public attitudes toward cell therapy and publicity and harm from cell therapy usage clinically by others could also result in greater governmental regulation of cell therapies, which could harm our business. The improper use of cells could give rise to ethical and social commentary adverse to us, which could harm the market demand for new products and depress the price of our ordinary shares and ADSs. Ongoing lack of understanding of the difference between ESCs and non-ESCs could negatively impact the public’s perception of our company and product candidates and could negatively impact us.

Additional government-imposed restrictions on, or concerns regarding possible government regulation of, the use of cell therapies in research, development and commercialization could also cause an adverse effect on us by harming our ability to establish important partnerships or collaborations, delaying or preventing the development of certain product candidates, and causing a decrease in the price of our ordinary shares and ADSs, or by otherwise making it more difficult for us to raise additional capital. For example, concerns regarding such possible regulation could impact our ability to attract collaborators and investors. Also, existing and potential government regulation of cell therapies may lead researchers to leave the field of cell therapy research altogether in order to assure that their careers will not be impeded by restrictions on their work. This may make it difficult for us to find and retain qualified scientific personnel.

Orphan drug designation may not ensure that we will benefit from market exclusivity in a particular market, and if we fail to obtain or maintain orphan drug designation or other regulatory exclusivity for some of our product candidates, our competitive position would be harmed.

A product candidate that receives orphan drug designation can benefit from potential commercial benefits following approval. Under the Orphan Drug Act, the FDA may designate a product candidate as an orphan drug if it is intended to treat a rare disease or condition, defined as affecting (1) a patient population of fewer than 200,000 in the United States, (2) a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States, or (3) an “orphan subset” of a patient population greater than 200,000 in the United States. In the European Union (“EU”), the EMA’s Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than 10,000 persons in the EU. Currently, this designation provides market exclusivity in the U.S. and the EU for seven years and ten years, respectively, if a product is the first such product approved for such orphan indication. This market exclusivity does not, however, pertain to indications other than those for which the drug was specifically designated in the approval, nor does it prevent other types of drugs from receiving orphan designations or approvals in these same indications. Further, even after an orphan drug is approved, the FDA can subsequently approve a drug with similar chemical structure for the same condition if the FDA concludes that the new drug is clinically superior to the orphan product or a market shortage occurs. In the EU, orphan exclusivity may be reduced to six years if the drug no longer satisfies the original designation criteria or can be lost altogether if the marketing authorization holder consents to a second orphan drug application or cannot supply enough drug, or when a second applicant demonstrates its drug is “clinically superior” to the original orphan drug.

Our remestemcel-L product candidate has received orphan drug designation for the treatment of aGVHD by the FDA and EMA, and our CHF product candidate, rexlemestrocel-L has received orphan drug designation from the FDA for prevention of post-implantation mucosal bleeding in end-stage CHF patients who require a left ventricular assist device (“LVAD”). If we seek orphan drug designations for other product candidates in other indications, we may fail to receive such orphan drug designations and, even if we succeed, such orphan drug designations may fail to result in or maintain orphan drug exclusivity upon approval, which would harm our competitive position.

We may face competition from biosimilars due to changes in the regulatory environment.

In the United States, the Biologics Price Competition and Innovation Act of 2009 created an abbreviated approval pathway for biological products that are demonstrated to be “highly similar”, or biosimilar, to or “interchangeable” with an FDA-approved innovator (original) biological product. This pathway could allow competitors to reference data from innovator biological products already approved after 12 years from the time of approval. For several years the annual budget requests of President Obama’s administration included proposals to cut this 12-year period of exclusivity down to seven years. Those proposals were not adopted by Congress. Under President Biden’s administration, it is unclear if a similar change will be pursued in the future. In Europe, the European Commission has granted marketing authorizations for several biosimilars pursuant to a set of general and product class-specific guidelines for biosimilar approvals issued over the past few years. In Europe, a competitor may reference data from biological products already approved, but will not be able to get on the market until ten years after the time of approval. This 10-year period will be extended to 11 years if, during the first eight of those 10 years, the marketing authorization holder obtains an approval for one or more new therapeutic indications that bring significant clinical benefits compared with existing therapies. In addition, companies may be developing biosimilars in other countries that could compete with our products. If competitors are able to obtain marketing approval for biosimilars referencing our products, our products may become subject to competition from such biosimilars causing the price for our products and our potential market share to suffer, resulting in lower product sales.

Our completed BLA submission for pediatric SR-aGVHD may not be approved and even if it is approved, we will continue to be closely regulated by FDA.

As a biological product, our allogeneic cellular medicine, remestemcel-L, for the treatment of pediatrics with SR-aGVHD, requires regulatory approval from the FDA before it may legally be distributed in U.S. commerce. In particular, remestemcel-L will require FDA approval of a BLA under Section 351 of the Public Health Service Act to be commercialized.

We have received Fast Track designation from the FDA for remestemcel-L in pediatrics with SR-aGVHD. Fast Track designation may provide for a more streamlined development or approval process but it does not change the standards for approval and may be rescinded by the FDA if the product no longer meets the qualifying criteria. A biologic product that receives Fast Track designation can be eligible for regulatory benefits, including rolling BLA review. Rolling review of a BLA enables individual modules of the application to be submitted to and reviewed by the FDA on an ongoing basis, rather than waiting for all sections of a BLA to be completed before submission.

Remestemcel-L had been accepted for Priority Review by the FDA with an action date of September 30, 2020, under the Prescription Drug User Fee Act (“PDUFA”). In August 2020, the Oncologic Drugs Advisory Committee (“ODAC”) of the FDA voted in favor that available data from a single-arm Phase 3 trial and evidence from additional studies support the efficacy of remestemcel-L in pediatric patients with SR-aGVHD. Although the FDA considers the recommendation of the panel, the final decision regarding the approval of the product is made solely by the FDA, and the recommendations by the panel are non-binding. On September 30, 2020, the FDA issued a Complete Response Letter to our BLA for remestemcel-L for the treatment of pediatric SR-aGVHD. Despite the overwhelming ODAC vote, the FDA recommended that we conduct at least one additional randomized, controlled study in adults and/or children to provide further evidence of the effectiveness of remestemcel-L for SR-aGVHD.

We have initiated and continue to have discussion with the FDA through a well-established FDA process aimed towards supporting a resubmission of the current BLA with a six-month review period.

The FDA reviews a BLA to determine, among other things, whether a product is safe, pure and potent and the facility in which it is manufactured, processed, packed, or held meets standards designed to assure the product’s continued safety, purity and potency.  During the course of review of our BLA, the FDA may request or require additional preclinical, clinical, chemistry and manufacturing, controls (or CMC), or other data and information. The development and provision of these data and information may be time consuming and expensive. Our failure to comply, or the failure of our contract manufacturers to satisfy, applicable FDA CMC requirements could result in a delay or failure to obtain approval of our BLA. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in our submission and may request additional testing or information. The testing and approval process requires substantial time, effort and financial resources, and may take several years to complete. In addition, the FDA or other regulatory agencies may find the data from our clinical studies insufficient to support marketing approval. For example, our Phase 3 study for remestemcel-L for the treatment of pediatric SR-aGVHD, which met the primary clinical endpoint with statistical significance, was conducted as a single-arm study due to the seriousness of the condition, the rapid clinical deterioration of affected patients, the mounting literature suggesting a meaningful treatment effect, and the position in the medical community that a randomized controlled trial was neither feasible nor ethical in this patient population. While we have provided the FDA with comparator outcomes from control subjects, it is possible that the FDA may not find the data sufficient for approval. In addition, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our products under development.

It is possible that we will have to participate in other Advisory Committee proceedings for other of our product candidates. FDA Advisory Committees are convened to conduct public hearings on matters of importance that come before the FDA, to review the issues involved, and to provide advice and recommendations to the FDA. New product candidates may be referred for review by Advisory Committees whether the FDA has identified issues or concerns in respect of such candidates or not. Advisory Committee input and recommendations may be used at the discretion of the FDA. Advisory Committee proceedings are in part conducted publicly. While the recommendations made by Advisory Committees in respect of marketing applications for any product are not dispositive, such determinations and recommendations are often influential, and may be made available publicly and to the advantage of our competitors. In addition, it is possible that safety findings and recommendations as well as other concerns and considerations raised by Advisory Committee members, who constitute a multi-disciplinary group of experts (including representatives and/or advocates from the consumer sector), may impact the FDA’s review of our product candidate submissions or labeling unfavorably. Furthermore, commentary from Advisory Committee proceedings can figure into future product and other litigation.

Even if we receive regulatory approval for our remestemcel-L product, such approval may entail limitations on the indicated uses for which such product may be marketed and/or require post-marketing testing and surveillance to monitor safety or efficacy of our product. The FDA may limit further marketing of our product based on the results of post-marketing studies, if compliance with pre- and post-marketing regulatory standards is not maintained, or if problems occur after our product reaches the marketplace such as later discovery of previously unknown problems or concerns with our product, including adverse events of unanticipated severity or frequency, or with our manufacturing processes.

The COVID-19 pandemic could adversely impact the BLA review process for remestemcel-L.

The FDA has accepted for Priority Review our BLA for remestemcel-L for the treatment of pediatric SR-aGVHD. The FDA reviews a BLA to determine, among other things, whether a product is safe, pure and potent and the facility in which it is manufactured, processed, packed, or held meets standards designed to assure the product’s continued safety, purity and potency.

Our contract manufacturing partner, Lonza, manufactures remestemcel-L at its facility in Singapore. Singapore is experiencing a number of COVID-19 cases in its population and the DORSCON level remained at orange until April 26, 2022 when it was lowered to yellow.

If the business continuity at Lonza’s Singaporean facility is negatively affected, the FDA could be unable to assess the compliance of such facility with the standards required to assure remestemcel-L’s continued safety, purity and potency. In this case, the BLA review process for remestemcel-L could be negatively affected.

The ability of FDA inspectors to visit the site to conduct GMP inspections has been impacted by regional travel restrictions, and other COVID-19 measures. The FDA may in general have slower response times in assessing our BLA filing. Such an impact may delay the approval of the BLA. FDA has issued guidance for remote inspections – called Remote Interactive Evaluations. It is not clear that such an evaluation during the pandemic will be offered by FDA or considered adequate for a pre-approval inspection of the manufacturing site and process.

Risks Related to Collaborators

We rely on third parties to conduct our nonclinical and clinical studies and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines, or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates in a timely and cost-effective manner or at all, and our business could be substantially harmed.

We have relied upon and plan to continue to rely upon third-party entities, including CROs, academic institutions, hospitals and other third-party collaborators, to monitor, support, conduct and/or oversee preclinical and clinical studies of our current and future product candidates. We rely on these parties for execution of our nonclinical and clinical studies, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, regulatory, and scientific standards and our reliance on the CROs does not relieve us of our regulatory responsibilities. If we or any of these third-parties fail to comply with the applicable protocol, legal, regulatory, and scientific standards, the clinical data generated in our clinical studies may be deemed unreliable and the FDA, EMA or comparable foreign regulatory authorities may require us to perform additional clinical studies before approving our marketing applications.

If any of our relationships with these third parties terminate, we may not be able to enter into arrangements with alternative parties or do so on commercially reasonable terms. In addition, these parties are not our employees, and except for remedies available to us under our agreements with such third parties, we cannot control whether or not they devote sufficient time and resources to our on-going nonclinical and clinical programs. If third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our protocols, regulatory requirements, or for other reasons, our clinical studies may be extended, delayed, or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. Third parties may also generate higher costs than anticipated. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase, and our ability to generate revenue could be delayed.

Switching or adding additional third parties involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new third party commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with these third parties, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition, and prospects.

Our existing product development and/or commercialization arrangements, and any that we may enter into in the future, may not be successful, which could adversely affect our ability to develop and commercialize our product candidates.

We are a party to, and continue to seek additional, collaboration arrangements with biopharmaceutical companies for the development and/or commercialization of our current and future product candidates. We may enter into new arrangements on a selective basis depending on the merits of retaining certain development and commercialization rights for ourselves as compared to entering into selective collaboration arrangements with leading pharmaceutical or biotechnology companies for each product candidate, both in the United States and internationally. To the extent that we decide to enter into collaboration agreements, we will face significant competition in seeking appropriate collaborators. Any failure to meet our clinical milestones with respect to an unpartnered product candidate would make finding a collaborator more difficult. Moreover, collaboration arrangements are complex, costly and time consuming to negotiate, document and implement, and we cannot guarantee that we can successfully maintain such relationships or that the terms of such arrangements will be favorable to us. If we fail to establish and implement collaboration or other alternative arrangements, the value of our business and operating results will be adversely affected.

We may not be successful in our efforts to establish, implement and maintain collaborations or other alternative arrangements if we choose to enter into such arrangements. The terms of any collaboration or other arrangements that we may establish may not be favorable to us. The management of collaborations may take significant time and resources that distract our management from other matters.

Our ability to successfully collaborate with any existing or future collaborators may be impaired by multiple factors including:

•	a collaborator may shift its priorities and resources away from our programs due to a change in business strategies, or a merger, acquisition, sale or downsizing of its company or business unit;
•	a collaborator may cease development in therapeutic areas which are the subject of our strategic alliances;
•	a collaborator may change the success criteria for a particular program or product candidate thereby delaying or ceasing development of such program or candidate;
•	a significant delay in initiation of certain development activities by a collaborator will also delay payments tied to such activities, thereby impacting our ability to fund our own activities;
•	a collaborator could develop a product that competes, either directly or indirectly, with our current or future products, if any;
•	a collaborator with commercialization obligations may not commit sufficient financial or human resources to the marketing, distribution or sale of a product;
•	a collaborator with manufacturing responsibilities may encounter regulatory, resource or quality issues and be unable to meet demand requirements;
•	a collaborator may exercise its rights under the agreement to terminate our collaboration;
•

a dispute may arise between us and a collaborator concerning the research or development of a product candidate or commercialization of a product resulting in a delay in milestones, royalty payments or termination of a program and possibly resulting in costly litigation or arbitration which may divert management attention and resources;

•	the results of our clinical trials may not match our collaborators’ expectations, even if statistically significant;

•	a collaborator may not adequately protect or enforce the intellectual property rights associated with a product or product candidate; and
•	a collaborator may use our proprietary information or intellectual property in such a way as to invite litigation from a third party.

Any such activities by our current or future collaborators could adversely affect us financially and could harm our business reputation.

Risks Related to Our Manufacturing and Supply Chain

We have no experience manufacturing our product candidates at a commercial scale. We may not be able to manufacture our product candidates in quantities sufficient for development and commercialization if our product candidates are approved, or for any future commercial demand for our product candidates.

We have manufactured clinical and commercial quantities of our mesenchymal lineage cell product candidates in manufacturing facilities owned by Lonza Walkersville, Inc. and Lonza Bioscience Singapore Pte. Ltd. (collectively referred to as “Lonza”). We have commenced manufacture of commercial batches in preparation for a successful BLA review, and subsequent launch. We anticipate a Pre-Approval Inspection of the facilities and our testing laboratories by the FDA. In the event that the inspections result in observations that need to be corrected, it may delay the approval and launch of this product.

In addition, the production of any biopharmaceutical, particularly cell-based therapies, involves complex processes and protocols. We cannot provide assurance that such production efforts will enable us to manufacture our product candidates in the quantities and with the quality needed and in a timely manner for clinical trials, regulatory approval(s), and/or any resulting commercialization.

If we are unable to do so, our clinical trials and commercialization efforts, if any, may not proceed in a timely fashion and our business will be adversely affected. If any of our product candidates are approved for commercialization and marketing, we may be required to manufacture the product in large quantities to meet demand. Producing product in commercial quantities requires developing and adhering to complex manufacturing processes that are different from the manufacture of a product in smaller quantities for clinical trials, including adherence to additional and more demanding regulatory standards. Although we believe that we have developed processes and protocols that will enable us to consistently manufacture commercial-scale quantities of product, we cannot provide assurance that such processes and protocols will enable us to manufacture our product candidates in quantities that may be required for commercialization of the product with yields and at costs that will be commercially attractive. If we are unable to establish or maintain commercial manufacture of the product or are unable to do so at costs that we currently anticipate, our business will be adversely affected.

We are focusing on the introduction of novel manufacturing approaches with the potential to result in efficiency and yield improvements to our current process. Certain of these novel approaches include modifying the media used in cell production. Another approach includes the development of 3-dimensional (“3D”) bioreactor-based production for mesenchymal lineage cells. There is no guarantee that we will successfully complete either of these processes or meet all applicable regulatory requirements. This may be due to multiple factors, including the failure to produce sufficient quantities and the inability to produce cells that are equivalent in physical and therapeutic properties as compared to the products produced using our current manufacturing processes. In the event our transition to these improved manufacturing processes is unsuccessful, we may not be able to produce certain of our products in a cost-efficient manner and our business may be adversely affected.

The COVID-19 pandemic may adversely impact the manufacturing and commercialization of remestemcel-L, and other product candidates.

On October 17, 2019, we announced that we had entered into a manufacturing service agreement with Lonza Bioscience Singapore Pte. Ltd. for the supply of commercial product for the potential approval and launch of remestemcel-L. We currently also manufacture our other product candidates with Lonza Singapore.

Due to the COVID-19 pandemic, countries in which we have operations, including Singapore - where our contract manufacturer is located - have implemented some level of quarantine “stay at home” orders, and other restrictions in order to contain spread of the virus. Continued restrictions on the movement of people and products may adversely affect our ability to operate efficiently and the ability of our suppliers and contractors to source, supply or acquire raw materials or components needed for our manufacturing process and supply chain. As a result, the manufacturing and commercialization of remestemcel-L and other product candidates could be adversely affected.

We rely on contract manufacturers to supply and manufacture our product candidates. Our business could be harmed if Lonza fails to provide us with sufficient quantities of these product candidates or fails to do so at acceptable quality levels or prices.

We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our mesenchymal lineage cell product candidates for use in the conduct of our clinical trials, and we currently lack the internal resources and the capability to manufacture any of our product candidates on a clinical or commercial scale. As a result, we currently depend on Lonza to manufacture our mesenchymal lineage cell product candidates. Relying on Lonza to manufacture our mesenchymal lineage cell product candidates entails risks, and Lonza may:

•	cease or reduce production or deliveries, raise prices or renegotiate terms;
•	be unable to meet any product specifications and quality requirements consistently;
•	delay or be unable to procure or expand sufficient manufacturing capacity, which may harm our reputation or frustrate our customers;
•	not have the capacity sufficient to support the scale-up of manufacturing for our product candidates;
•	have manufacturing and product quality issues related to scale-up of manufacturing;
•	experience costs and validation of new equipment facilities requirement for scale-up that it will pass on to us;
•	fail to comply with cGMP and similar international standards;
•	lose its manufacturing facility in Singapore, stored inventory or laboratory facilities through fire or other causes, or other loss of materials necessary to manufacture our product candidates;
•	experience disruptions to its operations by conditions unrelated to our business or operations, including the bankruptcy or interruptions of its suppliers;
•	experience carrier disruptions or increased costs that it will pass on to us;
•	fail to secure adequate supplies of essential ingredients in our manufacturing process;
•

experience failure of third parties involved in the transportation, storage or distribution of our products, including the failure to deliver supplies it uses for the manufacture of our product candidates under specified storage conditions and in a timely manner;

•	terminate agreements with us; and
•	appropriate or misuse our trade secrets and other proprietary information.

Any of these events could lead to delays in the development of our product candidates, including delays in our clinical trials, or failure to obtain regulatory approval for our product candidates, or it could impact our ability to successfully commercialize our current product candidates or any future products. Some of these events could be the basis for FDA or other regulatory action, including injunction, recall, seizure or total or partial suspension of production.

In addition, the lead time needed to establish a relationship with a new manufacturer can be lengthy and expensive, and we may experience delays in meeting demand in the event we must switch to a new manufacturer. We are expanding our manufacturing collaborations in order to meet future demand and to provide back-up manufacturing options, which also involves risk and requires significant time and resources. Our future collaborators may need to expand their facilities or alter the facilities to meet future demand and changes in regulations. These activities may lead to delays, interruptions to supply, or may prove to be more costly than anticipated. Any problems in our manufacturing process could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to manufacture or commercialize our product candidates in a profitable manner.

We intend to implement a business model under which we control the manufacture and supply of our product candidates, including but not exclusively, through our product suppliers, including Lonza. We and the suppliers of our product candidates, including Lonza, have no experience manufacturing our product candidates at commercial scale. Accordingly, there can be no assurance as to whether we and our suppliers will be able to scale-up the manufacturing processes and implement technological improvements in a manner that will allow the manufacture of our product candidates in a cost effective manner. Our or our collaborators’ inability to sell our product candidates at a price that exceeds our cost of manufacture by an amount that is profitable for us will have a material adverse result on the results of our operations and our financial condition.

Collaborators’ ability to identify, test and verify new donor tissue in order to create new master cell banks involves many risks.

The initial stage of manufacturing involves obtaining mesenchymal lineage cell-containing bone marrow from donors, for which we currently rely on our suppliers. Mesenchymal lineage cells are isolated from each donor’s bone marrow and expanded to create a master cell bank. Each individual master cell bank comes from a single donor. A single master cell bank can source many production runs, which in turn can produce up to thousands of doses of a given product, depending on the dose level. The process of identifying new donor tissue, testing and verifying its validity in order to create new master cell banks and validating such cell bank with the FDA and other regulatory agencies is time consuming, costly and prone to the many risks involved with creating living cell products. There could be consistency or quality control issues with any new master cell bank. Although we believe we and our collaborators have the necessary know-how and processes to enable us to create master cell banks with consistent quality and within the timeframe necessary to meet projected demand and we have begun doing so, we cannot be certain that we or our collaborators will be able to successfully do so, and any failure or delays in creating new master cell banks may have a material adverse impact on our business, results of operations, financial conditions and growth prospects and could result in our inability to continue operations.

We and our collaborators depend on a limited number of suppliers for our product candidates’ materials, equipment or supplies and components required to manufacture our product candidates. The loss of these suppliers, or their failure to provide quality supplies on a timely basis, could cause delays in our current and future capacity and adversely affect our business.

We and our collaborators depend on a limited number of suppliers for the materials, equipment and components required to manufacture our product candidates, as well as various “devices” or “carriers” for some of our programs (e.g., the catheter for use with MPC-150-IM, and the hyaluronic acid used for disc repair). The main consumable used in our manufacturing process is our media, which currently is sourced from fetal bovine serum (“FBS”). This material comes from limited sources, and as a result is expensive. Consequently, we or our collaborators may not be able to obtain sufficient quantities of our product candidates or other critical materials equipment and components in the future, at affordable prices or at all. A delay or interruption by our suppliers may also harm our business, and operating results. In addition, the lead time needed to establish a relationship with a new supplier can be lengthy, and we or our collaborators may experience delays in meeting demand in the event we must switch to a new supplier. The time and effort to qualify for and, in some cases, obtain regulatory approval for a new supplier could result in additional costs, diversion of resources or reduced manufacturing yields, any of which would negatively impact our operating results. Our and our collaborators’ dependence on single-source suppliers exposes us to numerous risks, including the following:

•	our or our collaborators’ suppliers may cease or reduce production or deliveries, raise prices or renegotiate terms;
•

our or our collaborators’ suppliers may not be able to source materials, equipment or supplies and components required to manufacture our product candidates as a result of the COVID-19 outbreak or geopolitical and/or economic instability adversely affecting the supply chain;

•	we or our collaborators may be unable to locate suitable replacement suppliers on acceptable terms or on a timely basis, or at all; and
•	delays caused by supply issues may harm our reputation, frustrate our customers and cause them to turn to our competitors for future needs.

We and our collaborators and Lonza are subject to significant regulation with respect to manufacturing our product candidates. The Lonza manufacturing facilities on which we rely may not continue to meet regulatory requirements or may not be able to meet supply demands.

All entities involved in the preparation of therapeutics for clinical studies or commercial sale, including our existing manufacturers, including Lonza, are subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in late-stage clinical studies must be manufactured in accordance with current international Good Manufacturing Practice and other international regulatory requirements. These regulations govern manufacturing processes and procedures (including record keeping) and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of contaminants or to inadvertent changes in the properties or stability of our product candidates. We, our collaborators, or suppliers must supply all necessary documentation in support of a BLA on a timely basis and must adhere to current Good Laboratory Practice and current Good Manufacturing Practice regulations enforced by the FDA and other regulatory agencies through their facilities inspection program. Lonza and other suppliers have never produced a commercially approved cellular therapeutic product and therefore have not yet obtained the requisite regulatory authority approvals to do so.

Before we can begin commercial manufacture of our products for sale in the United States, we must obtain FDA regulatory approval for the product, in addition to the approval of the processes and quality systems associated with the manufacturing of such product, which requires a successful FDA inspection of the facility handling the manufacturing of our product, including Lonza’s manufacturing facilities. The novel nature of our product candidates creates significant challenges in regards to manufacturing. For example, the U.S. federal and state governments and other jurisdictions impose restrictions on the acquisition and use of tissue, including those incorporated in federal Good Tissue Practice regulations. We may not be able to identify or develop sources for the cells necessary for our product candidates that comply with these laws and regulations.

In addition, the regulatory authorities may, at any time before or after product approval, audit or inspect a manufacturing facility involved with the preparation of our product candidates or raw materials or the associated quality systems for compliance with the regulations applicable to the activities being conducted. Although we oversee each contract manufacturer involved in the production of our product candidates, we cannot control the manufacturing process of, and are dependent on, the contract manufacturer for compliance with the regulatory requirements. If the contract manufacturer is unable to comply with manufacturing regulations, we may be subject to fines, unanticipated compliance expenses, recall or seizure of any approved products, total or partial suspension of production and/or enforcement actions, including injunctions, and criminal or civil prosecution. These possible sanctions would adversely affect our business, results of operations and financial condition. If the manufacturer fails to maintain regulatory compliance, the FDA or other applicable regulatory authority can impose regulatory sanctions including, among other things, refusal to approve a pending application for a new drug product or biologic product, withdrawal of an approval, or suspension of production. As a result, our business, financial condition, and results of operations may be materially harmed.

We will rely on third parties to perform many necessary services for the commercialization of our product candidates, including services related to the distribution, storage and transportation of our products.

We will rely upon third parties for certain storage, distribution and other logistical services. In accordance with certain laws, regulations and specifications, our product candidates must be stored and transported at extremely low temperatures within a certain range. If these environmental conditions deviate, our product candidates’ remaining shelf-lives could be impaired or their efficacy and safety could become adversely affected, making them no longer suitable for use. If any of the third parties that we intend to rely upon in our storage, distribution and other logistical services process fail to comply with applicable laws and regulations, fail to meet expected deadlines, or otherwise do not carry out their contractual duties to us, or encounter physical damage or natural disaster at their facilities, our ability to deliver product to meet commercial demand may be significantly impaired. In addition, as our cellular therapies will constitute a new form of product, experience in commercial distribution of such therapies in the United States is extremely limited, and as such is subject to execution risk. While we intend to work closely with our selected distribution logistics providers to define appropriate parameters for their activities to ensure product remains intact throughout the process, there is no assurance that such logistics providers will be able to maintain all requirements and handle and distribute our products in a manner that does not significantly impair them, which may impact our ability to satisfy commercial demand.

Product recalls or inventory losses caused by unforeseen events may adversely affect our operating results and financial condition.

Our product candidates are manufactured, stored and distributed using technically complex processes requiring specialized facilities, highly specific raw materials and other production constraints. The complexity of these processes, as well as strict company and government standards for the manufacture, storage and distribution of our product candidates, subjects us to risks. For example, during the manufacturing process we have from time to time experienced several different types of issues that have led to a rejection of various batches. Historically, the most common reasons for batch rejections include major process deviations during the production of a specific batch and failure of manufactured product to meet one or more specifications. While product candidate batches released for the use in clinical trials or for commercialization undergo sample testing, some latent defects may only be identified following product release. In addition, process deviations or unanticipated effects of approved process changes may result in these product candidates not complying with stability requirements or specifications. The occurrence or suspected occurrence of production and distribution difficulties can lead to lost inventories, and in some cases product recalls, with consequential reputational damage and the risk of product liability. The investigation and remediation of any identified problems can cause production delays, substantial expense, lost sales and delays of new product launches. In the event our production efforts require a recall or result in an inventory loss, our operating results and financial condition may be adversely affected.

Risks Related to Commercialization of Our Product Candidates

Our future commercial success depends upon attaining significant market acceptance of our product candidates, if approved, among physicians, patients and healthcare payors.

Even when product development is successful and regulatory approval has been obtained, our ability to generate significant revenue depends on the acceptance of our products by physicians, payors and patients. Many potential market participants have limited knowledge of, or experience with, cell therapy-based products, so gaining market acceptance and overcoming any safety or efficacy concerns may be more challenging than for more traditional therapies. Our efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may never be successful. Such efforts to educate the marketplace may require more or different resources than are required by the conventional therapies marketed by our competitors. We cannot assure you that our products will achieve the expected market acceptance and revenue if and when they obtain the requisite regulatory approvals. Alternatively, even if we obtain regulatory approval, that approval may be for indications or patient populations that are not as broad as intended or desired or may require labeling that includes significant use or distribution restrictions or safety warnings. The market acceptance of each of our product candidates will depend on a number of factors, including:

•	the efficacy and safety of the product candidate, as demonstrated in clinical trials;
•

the clinical indications for which the product is approved, and the label approved by regulatory authorities for use with the product, including any warnings or contraindications that may be required on the label;

•	acceptance by physicians, patients, and with pediatric indications by parents/caregivers of the product as a safe and effective treatment;
•	the cost, safety and efficacy of treatment in relation to alternative treatments;
•	the continued projected growth of markets for our various indications;
•	relative convenience and ease of administration;
•	the prevalence and severity of adverse side effects;
•	the effectiveness of our, and our collaborators’ sales and marketing efforts; and
•	sufficient third-party insurance and other payor (e.g., governmental) coverage and reimbursement.

Market acceptance is critical to our ability to generate significant revenue. Any product candidate, if approved and commercialized, may be accepted in only limited capacities or not at all. If any approved products are not accepted by the market to the extent that we expect, we may not be able to generate significant revenue and our business would suffer.

If, in the future, we are unable to establish our own commercial capabilities across sales, marketing and distribution, or enter into licensing or collaboration agreements for these purposes, we may not be successful in independently commercializing any future products.

We have limited sales, marketing or distribution infrastructure and experience. Commercializing our product candidates, if such product candidates obtain regulatory approval, would require significant sales, distribution and marketing capabilities. Where and when appropriate, we may elect to utilize contract sales forces or distribution collaborators to assist in the commercialization of our product candidates. If we enter into arrangements with third parties to perform sales, marketing and distribution/price reporting services for our product candidates, the resulting revenue or the profitability from this revenue to us may be lower than if we had sold, marketed and distributed that product ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell, market and distribute any future products or may be unable to do so on terms that are favorable to us. We may have little control over such third parties, and any of these third parties may fail to devote the necessary resources and attention to sell, market and distribute our current or any future products effectively.

To the extent we are unable to engage third parties to assist us with these functions, we will have to invest significant amounts of financial and management resources, some of which will need to be committed prior to any confirmation that any of our proprietary product candidates will be approved. For any future products for which we decide to perform sales, marketing and distribution functions ourselves, we could face a number of additional risks, including:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel or to develop alternative sales channels;
•	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future products;
•	the inability of account teams to obtain formulary acceptance for our products, allowing for reimbursement and hence patient access;
•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with multiple products; and
•	unforeseen costs and expenses associated with creating and maintaining an independent sales and marketing organization.

We face substantial competition, which may result in others discovering, developing or commercializing products before, or more successfully, than we do.

The biopharmaceutical industry is highly competitive and subject to rapid change. The industry continues to expand and evolve as an increasing number of competitors and potential competitors enter the market. Many of our potential competitors have significantly greater development, financial, manufacturing, marketing, technical and human resources than we do. Large pharmaceutical companies, in particular, have extensive experience in conducting clinical trials, obtaining regulatory approvals, manufacturing pharmaceutical and biologic products and commercializing such therapies. Recent and potential future merger and acquisition activity in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of our competitors. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel compounds that could make our product candidates obsolete. As a result of all of these factors, our competitors may succeed in obtaining patent protection and/or FDA approval or discovering, developing and commercializing our product candidates or competitors to our product candidates before we do. Specialized, smaller or early-stage companies may also prove to be significant competitors, particularly those with a focus and expertise in cell therapies. In addition, any new product that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome price competition and to be commercially successful. If we are not able to compete effectively against potential competitors, our business will not grow and our financial condition and results of operations will suffer.

Our marketed products may be used by physicians for indications that are not approved by the FDA. If the FDA finds that we marketed our products in a manner that promoted off-label use, we may be subject to civil or criminal penalties.

Under the Federal Food, Drug and Cosmetic Act (“FDCA”), and other laws and regulations, if any of our product candidates are approved by the FDA, we would be prohibited from promoting our products for off-label uses. This means, for example, that we would not be able to make claims about the use of our marketed products outside of their approved indications, and we would not be able to proactively discuss or provide information on off-label uses of such products, with very specific and limited exceptions. The FDA does not, however, prohibit physicians from prescribing products for off-label uses in the practice of medicine. Should the FDA determine that our activities constituted the promotion of off-label use, the FDA could issue a warning or untitled letter or, through the Department of Justice, bring an action for seizure or injunction, and could seek to impose fines and penalties on us and our executives. In addition, failure to follow FDA rules and guidelines relating to promotion and advertising can result in, among other things, the FDA’s refusal to approve a product, the suspension or withdrawal of an approved product from the market, product recalls, fines, disgorgement of money, operating restrictions, injunctions or criminal prosecutions, and also may figure into civil litigation against us.

Healthcare legislative reform measures may have a material adverse effect on our business and results of operations.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Affordable Care Act, was passed. The Affordable Care Act is a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and the health insurance industry, impose new taxes and fees on the healthcare industry and impose additional health policy reforms. There have been a number of judicial and congressional challenges to certain aspects of the Affordable Care Act. We can provide no assurance that laws such as the Affordable Care Act, as currently enacted or as amended in the future, will not adversely affect our business and financial results, and we cannot predict how future federal or state legislative or administrative changes relating to healthcare reform will affect our business.

Currently, the outcome of potential reforms and changes to government negotiation/regulation to healthcare costs are unknown. If changes in policy limit reimbursements that we are able to receive through federal programs, it could negatively impact reimbursement levels from those payors and private payors, and our business, revenues or profitability could be adversely affected.

If we or our collaborators fail to obtain and sustain an adequate level of reimbursement for our products by third-party payors, sales and profitability would be adversely affected.

Our and our collaborators’ ability to commercialize any products successfully will depend, in part, on the extent to which coverage and reimbursement for our products and related treatments will be available from government healthcare programs, private health insurers, managed care plans, and other organizations. Additionally, even if there is a commercially viable market, if the level of third-party reimbursement is below our expectations, our revenue and profitability could be materially and adversely affected.

Third-party payors, such as government programs, including Medicare or Medicaid in the United States, or private healthcare insurers, carefully review and increasingly question the coverage of, and challenge the prices charged for medical products and services, and many third-party payors limit or delay coverage of or reimbursement for newly approved healthcare products. Reimbursement rates from private health insurance companies vary depending on the company, the insurance plan and other factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;
•	safe, effective and medically necessary;
•	appropriate for the specific patient;
•	cost-effective; and
•	neither experimental nor investigational.

A current trend in the U.S. healthcare industry as well as in other countries around the world is toward cost containment. Large public and private payors, managed care organizations, group purchasing organizations and similar organizations are exerting increasing influence on decisions regarding the use of, and reimbursement levels for, particular treatments. In particular, third-party payors may limit the covered indications. Cost-control initiatives could decrease the price we might establish for any product, which could result in product revenue and profitability being lower than anticipated.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or other regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution expenses. Interim reimbursement levels for new drugs, if applicable, may also be insufficient to cover our and any collaborator’s costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments and treatment codes for other services. Our inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Furthermore, reimbursement systems in international markets vary significantly by country and by region, and reimbursement approvals must be obtained on a country-by-country basis. Our existing or future collaborators, if any, may elect to reduce the price of our products in order to increase the likelihood of obtaining reimbursement approvals which could adversely affect our revenues and profits. In many countries, including for example in Japan, products cannot be commercially launched until reimbursement is approved. Further, the post-approval price negotiation process in some countries can exceed 12 months. In addition, pricing and reimbursement decisions in certain countries can be affected by decisions taken in other countries, which can lead to mandatory price reductions and/or additional reimbursement restrictions across a number of other countries, which may thereby adversely affect our sales and profitability. In the event that countries impose prices which are not sufficient to allow us or our collaborators to generate a profit, our collaborators may refuse to launch the product in such countries or withdraw the product from the market, which would adversely affect sales and profitability.

Due to the novel nature of our cell therapy and the potential for our product candidates to offer therapeutic benefit in a single administration, we face uncertainty related to pricing and reimbursement for these product candidates.

Our target patient populations for some of our product candidates may be relatively small, and as a result, the pricing and reimbursement of our product candidates, if approved, must be adequate to support commercial infrastructure. If we are unable to obtain adequate levels of reimbursement, our ability to successfully market and sell our product candidates will be adversely affected. Due to the novel nature of our cell therapy technology, the manner and level at which reimbursement is provided for services related to our product candidates (e.g., for administration of our product to patients) is uncertain. Inadequate reimbursement for such services may lead to physician resistance and adversely affect our ability to market or sell our products. Further, if the results of our clinical trials and related cost benefit analyses do not clearly demonstrate the efficacy or overall value of our product candidates in a manner that is meaningful to prescribers and payors, our pricing and reimbursement may be adversely affected.

Price controls may be imposed in foreign markets, which may adversely affect our future profitability.

In some countries, particularly EU member states, Japan, Australia and Canada, the pricing of prescription drugs is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after receipt of marketing approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. In some countries, we or our collaborators may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of our product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business, revenues or profitability could be adversely affected.

If the market opportunities for our product candidates are smaller than we believe they are, our revenues may be adversely affected and our business may suffer. Because the target patient populations of certain of our product candidates are small, we must be able to successfully identify physicians with access to appropriate patients and achieve a significant market share to maintain profitability and growth.

Our projections of the number of people with diseases targeted by our product candidates are based on estimates. These estimates may prove to be incorrect and new studies may change the estimated incidence or prevalence of these diseases. In addition, physicians who we believe have access to patients in need of our products may in fact not often treat the diseases targeted by our product candidates, and may not be amenable to use of our product. Further, the number of patients in the United States, Europe and elsewhere may turn out to be lower than expected, may not be otherwise amenable to treatment with our products, or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect our results of operations and our business.

We are exposed to risks related to our licensees and our international operations, and failure to manage these risks may adversely affect our operating results and financial condition.

We and our subsidiaries operate out of Australia, the United States, Singapore, the United Kingdom and Switzerland. We have licensees, with rights to commercialize products based on our MSC technology, including JCR in Japan. Our primary manufacturing collaborator, Lonza, serves us primarily out of their facilities in Singapore, and through contractual relationships with third parties, has access to storage facilities in the U.S., Europe, Australia and Singapore. As a result, a significant portion of our operations are conducted by and/or rely on entities outside the markets in which certain of our trials take place, our suppliers are sourced, our product candidates are developed, and, if any such product candidates obtain regulatory approval, our products may be sold. Accordingly, we import a substantial number of products and/or materials into such markets. We may be denied access to our customers, suppliers or other collaborators or denied the ability to ship products from any of these sites as a result of a closing of the borders of the countries in which we operate, or in which these operations are located, due to economic, legislative, political, health or military conditions in such countries. If any of our product candidates are approved for commercialization, we may enter into agreements with third parties to market them on a worldwide basis or in more limited geographical regions. We expect that we will be subject to additional risks related to entering into international business relationships, including:

•	unexpected changes in tariffs, trade barriers and regulatory requirements;
•	economic weakness, including inflation, or political instability in particular foreign economies and markets;
•	logistics and regulations associated with shipping cell samples and other perishable items, including infrastructure conditions and transportation delays;
•	potential import and export issues and other trade barriers and restrictions with the U.S. Customs and Border Protection and similar bodies in other jurisdictions;
•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
•	workforce uncertainty in countries where labor unrest is more common than in the United States;
•	reduced protection for intellectual property rights in some countries and practical difficulties of enforcing intellectual property and contract rights abroad;

•	changes in diplomatic and trade relationships, including new tariffs, trade protection measures, import or export licensing requirements, trade embargoes and other trade barriers;
•

tariffs imposed by the U.S. on goods from other countries, including the recently implemented tariffs and additional tariff that have been proposed by the U.S. government on various imports from China and the EU and by the governments of these jurisdictions on certain U.S. goods, and any other possible tariffs that may be imposed on products such as ours, the scope and duration of which, if implemented, remains uncertain;

•

deterioration of political relations, for example between Russia and other nations, and between the U.K. and members of the EU, which could have a material adverse effect on our sales and operations in these countries;

•

changes in social, political and economic conditions or in laws, regulations and policies governing foreign trade, manufacturing, development and investment both domestically as well as in the other countries and jurisdictions into which we sell our products;

•	fluctuations in currency exchange rates and the related effect on our results of operations;
•	increased financial accounting and reporting burdens and complexities;
•	potential increases on tariffs or restrictions on trade generally;
•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•	business interruptions resulting from geopolitical actions, including war (such as Russia’s invasion of Ukraine) and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

Use of animal-derived materials could harm our product development and commercialization efforts.

Some of the manufacturing materials and/or components that we use in, and which are critical to, implementation of our technology involve the use of animal-derived products, including FBS. Suppliers or regulatory changes may limit or restrict the availability of such materials for clinical and commercial use. While FBS is commonly used in the production of various marketed biopharmaceuticals, the suppliers of FBS that meet our strict quality standards are limited in number and region. As such, to the extent that any such suppliers or regions face an interruption in supply (for example, if there is a new occurrence of so-called “mad cow disease”), it may lead to a restricted supply of the serum currently required for our product manufacturing processes. Any restrictions on these materials would impose a potential competitive disadvantage for our products or prevent our ability to manufacture our cell products. The FDA has issued regulations for controls over bovine material in animal feed. These regulations do not appear to affect our ability to purchase the manufacturing materials we currently use. However, the FDA may propose new regulations that could affect our operations. Our inability to develop or obtain alternative compounds would harm our product development and commercialization efforts. There are certain limitations in the supply of certain animal-derived materials, which may lead to delays in our ability to complete clinical trials or eventually to meet the anticipated market demand for our cell products.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

We face an inherent risk of product liability as a result of the human clinical use of our product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product design, testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability, and a breach of warranties. Claims could also be asserted under state consumer protection and other acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for our products, even if such products are approved;
•	injury to our reputation;
•	withdrawal of clinical trial participants;
•	costs to defend the related litigations;
•	a diversion of management’s time and our resources;
•	substantial monetary awards to trial participants or patients;

•	product recalls, withdrawals, or labeling, marketing or promotional restrictions;
•	increased cost of liability insurance;
•	loss of revenue;
•	the inability to commercialize our product candidates; and
•	a decline in our ordinary share price.

Failure to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. Additionally, our insurance policies have various exclusions, and we may be subject to a product liability claim for which we have no coverage or reduced coverage. Any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.

Risks Related to Our Intellectual Property

We may not be able to protect our proprietary technology in the marketplace.

Our success will depend, in part, on our ability to obtain patents, protect our trade secrets and operate without infringing on the proprietary rights of others. We rely upon a combination of patents, trade secret protection, and confidentiality agreements to protect the intellectual property of our product candidates. Patents might not be issued or granted with respect to our patent applications that are currently pending, and issued or granted patents might later be found to be invalid or unenforceable, be interpreted in a manner that does not adequately protect our current product or any future products, or fail to otherwise provide us with any competitive advantage. As such, we do not know the degree of future protection that we will have on our proprietary products and technology, if any, and a failure to obtain adequate intellectual property protection with respect to our product candidates and proprietary technology could have a material adverse impact on our business.

Filing, prosecuting and defending patents throughout the world would be prohibitively expensive, so our policy is to patent technology in jurisdictions with significant or otherwise relevant commercial opportunities or activities. However, patent protection may not be available for some of the products or technology we are developing. If we must spend significant time and money protecting or enforcing our patents, designing around patents held by others or licensing, potentially for large fees, patents or other proprietary rights held by others, our business, results of operations and financial condition may be harmed.

The patent positions of biopharmaceutical products are complex and uncertain.

The scope and extent of patent protection for our product candidates are particularly uncertain. To date, our principal product candidates have been based on specific subpopulations of known and naturally occurring adult stem cells. We anticipate that the products we develop in the future will continue to include or be based on the same or other naturally occurring stem cells or derivatives or products thereof. Although we have sought and expect to continue to seek patent protection for our product candidates, their methods of use and methods of manufacture, any or all of them may not be subject to effective patent protection. Publication of information related to our product candidates by us or others may prevent us from obtaining or enforcing patents relating to these products and product candidates. Furthermore, others may independently develop similar products, may duplicate our products, or may design around our patent rights. In addition, any of our issued patents may be declared invalid. If we fail to adequately protect our intellectual property, we may face competition from companies who attempt to create a generic product to compete with our product candidates. We may also face competition from companies who develop a substantially similar product to our other product candidates that may not be covered by any of our patents.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the U.S. can be less extensive than those in the U.S. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the U.S. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the U.S., or from selling or importing products made using our inventions in and into the U.S. or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the U.S. These products may compete with our current or future products, if any, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

We may be unable to adequately prevent disclosure of trade secrets and other proprietary information.

We maintain certain of our proprietary know-how and technological advances as trade secrets, especially where we do not believe patent protection is appropriate or obtainable, including, but not exclusively, with respect to certain aspects of the manufacturing of our products. However, trade secrets are difficult to protect. We take a number of measures to protect our trade secrets including, limiting disclosure, physical security and confidentiality and non-disclosure agreements. We enter into confidentiality agreements with our employees, consultants, outside scientific collaborators, contract manufacturing partners, sponsored researchers and other advisors and third parties to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights. Failure to obtain or maintain trade secret protection, or failure to adequately protect our intellectual property could enable competitors to develop generic products or use our proprietary information to develop other products that compete with our products or cause additional, material adverse effects upon our business, results of operations and financial condition.

We may be forced to litigate to enforce or defend our intellectual property rights, and/or the intellectual property rights of our licensors.

We may be forced to litigate to enforce or defend our intellectual property rights against infringement by competitors, and to protect our trade secrets against unauthorized use. In so doing, we may place our intellectual property at risk of being invalidated, unenforceable, or limited or narrowed in scope and may no longer be used to prevent the manufacture and sale of competitive product. Further, an adverse result in any litigation or other proceedings before government agencies such as the United States Patent and Trademark Office (“USPTO”), may place pending applications at risk of non-issuance. Further, interference proceedings, derivation proceedings, entitlement proceedings, ex parte reexamination, inter partes reexamination, inter partes review, post-grant review, and opposition proceedings provoked by third parties or brought by the USPTO or any foreign patent authority may be used to challenge inventorship, ownership, claim scope, or validity of our patent applications. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential and proprietary information could be compromised by disclosure during this type of litigation.

Intellectual property disputes could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and/or management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the market price of our ADSs and ordinary shares. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of litigation proceedings more effectively than we can because of their greater financial resources and personnel. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to conduct our clinical trials, continue our internal research programs, in-license needed technology or enter into strategic collaborations that would help us bring our product candidates to market. As a result, uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

U.S. patent reform legislation and court decisions could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued U.S. patents.

Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Under the current patent laws, a third party that files a patent application in the USPTO before us for a particular invention could therefore be awarded a patent covering such invention even if we had made that invention before it was made by such third party. This requires us to be cognizant of the time from invention to filing of a patent application.

The current US legislation allows third party submissions of prior art to the USPTO during patent prosecution and additional procedures for attacking the validity of a patent through USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Because a lower evidentiary standard applies in USPTO proceedings compared to the evidentiary standards applied in United States federal courts in actions seeking to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if challenged in a district court action. Accordingly, a third party may attempt to use available USPTO procedures to invalidate our patent claims that would not otherwise have been invalidated if first challenged by the third party in a district court action. These post-grant review (PGR) proceedings, which are similar to European “opposition” proceedings and provide third-party petitioners with the ability to challenge the validity of a patent on more expansive grounds than those permitted in other USTPO proceedings, allow for validity to be examined by the USPTO based not only on prior art patents and publications, but also on prior invalidating public use and sales, the presence of non-statutory subject matter in the patent claims and inadequate written description or lack of enablement. Discovery for PGR proceedings is accordingly likely to be expansive given that the issues addressed in PGR are more comprehensive than those addressed in other USPTO proceedings.

As compared to intellectual property-reliant companies generally, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. These rulings have created uncertainty with respect to the validity and enforceability of patents, even once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future.

If third parties claim that intellectual property used by us infringes upon their intellectual property, commercialization of our product candidates and our operating profits could be adversely affected.

There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biopharmaceutical industry. We may, from time to time, be notified of claims that we are infringing upon patents, trademarks, copyrights, or other intellectual property rights owned by third parties, and we cannot provide assurances that other companies will not, in the future, pursue such infringement claims against us or any third-party proprietary technologies we have licensed. Any such claims could also be expensive and time consuming to defend and divert management’s attention and resources, and could delay or prevent us from commercializing our product candidates. Our competitive position could suffer as a result. Although we have reviewed certain third-party patents and patent filings that we believe may be relevant to our product candidates, we have not conducted a freedom-to-operate search or analysis for our product candidates, and we may not be aware of patents or pending or future patent applications that, if issued, would block us from commercializing our product candidates. Thus, we cannot guarantee that our product candidates, or our commercialization thereof, do not and will not infringe any third party’s intellectual property.

If we do not obtain patent term extension in the United States under the Hatch-Waxman Act and in foreign countries under similar legislation, thereby potentially extending the term of our marketing exclusivity of our product candidates, our business may be materially harmed.

Depending on the timing, duration and specifics of FDA marketing approval of our product candidates, if any, one of the U.S. patents covering each of such approved product(s) or the use thereof may be eligible for up to five years of patent term restoration under the Hatch-Waxman Act. The Hatch-Waxman Act allows a maximum of one patent to be extended per FDA approved product. Patent term extension also may be available in certain foreign countries upon regulatory approval of our product candidates, including by the EMA in the EU or the PMDA in Japan. Nevertheless, we may not be granted patent term extension either in the United States or in any foreign country because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the term of extension, as well as the scope of patent protection during any such extension, afforded by the governmental authority could be less than we request. In addition, if a patent we wish to extend is owned by another party and licensed to us, we may need to obtain approval and cooperation from our licensor to request the extension.

If we are unable to obtain patent term extension or restoration, or the term of any such extension is less than we request, the period before we might face generic or follow-on competition could be shortened and we may not be able to stop our competitors from launching competing products following our patent expiration, and our revenue could be reduced, possibly materially.

Risks Related to Our Business and Industry

If we fail to attract and keep senior management and key scientific, commercial, regulatory affairs and other personnel, we may be unable to successfully develop our product candidates, conduct our clinical trials and commercialize our product candidates.

We are highly dependent on members of our executive management, particularly Dr. Silviu Itescu, our Chief Executive Officer. Dr. Itescu was an early pioneer in the study and clinical development of cell therapeutics and is globally recognized in the field of regenerative medicine. The loss of the services of Dr. Itescu or any other member of the executive management team could impede the achievement of our research, development and commercialization objectives.

Recruiting and retaining qualified scientific, clinical, manufacturing, regulatory affairs, sales and marketing personnel will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions.

Our employees, principal investigators, consultants and collaboration partners may engage in misconduct or other improper activities, including noncompliance with laws and regulatory standards and requirements and insider trading.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include failures to comply with FDA regulations, to provide accurate information to the FDA, to comply with manufacturing standards we have established, to comply with federal and state healthcare fraud and abuse laws and regulations, to report financial information or data accurately or to disclose unauthorized activities to us. In particular, sales, marketing and business arrangements (including arrangements with healthcare providers, opinion leaders, research institutions, distributors and payors) in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of activity relating to pricing, discounting, marketing and promotion, sales commissions, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation, or, given we are a listed company in Australia and the United States, breach of insider trading or other securities laws and regulations. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

We may acquire other companies or assets which could divert our management’s attention, result in additional dilution to our shareholders and otherwise disrupt our operations and harm our operating results.

We have in the past and may in the future seek to acquire businesses, products or technologies that we believe could complement or expand our product offerings, enhance our technical capabilities or otherwise offer growth opportunities. For example, we acquired MSC assets from Osiris Therapeutics, Inc. in 2013. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

•	incurrence of acquisition-related costs;
•	diversion of management’s attention from other business concerns;
•	unanticipated costs or liabilities associated with the acquisition;

•	harm to our existing business relationships with collaborators as a result of the acquisition;
•	harm to our brand and reputation;
•	the potential loss of key employees;
•	use of resources that are needed in other parts of our business; and
•	use of substantial portions of our available cash to consummate the acquisition.

In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results arising from the impairment assessment process. Acquisitions may also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our business, results of operations and financial condition may be adversely affected.

We and our collaborators must comply with environmental laws and regulations, and failure to comply with these laws and regulations could expose us to significant liabilities.

We and our collaborators are subject to various federal, state and local environmental laws, rules and regulations, including those relating to the discharge of materials into the air, water and ground, the manufacture, storage, handling, use, transportation and disposal of hazardous and biological materials, and the health and safety of employees with respect to laboratory activities required for the development of products and technologies. In the event of contamination or injury, or failure to comply with environmental, occupational health and safety and export control laws and regulations, it could cause an interruption of our commercialization efforts, research and development efforts, or business operations, and we could be held liable for any resulting damages and any such liability could exceed our assets and resources.

We work with outside scientists and their institutions in developing product candidates. These scientists may have other commitments or conflicts of interest, which could limit our access to their expertise and harm our ability to leverage our discovery platform.

We work with scientific advisors and collaborators at academic research institutions in connection with our product development. These scientific advisors serve as our link to the specific pools of trial participants we are targeting in that these advisors may:

•	identify individuals as potential candidates for study;
•	obtain their consent to participate in our research;
•	perform medical examinations and gather medical histories;
•	conduct the initial analysis of suitability of the individuals to participate in our research based on the foregoing; and
•	collect data and biological samples from trial participants periodically in accordance with our study protocols.

These scientists and collaborators are not our employees, rather they serve as either independent contractors or the primary investigators under research collaboration agreements that we have with their sponsoring academic or research institution. Such scientists and collaborators may have other commitments that would limit their availability to us. Although our scientific advisors generally agree not to do competing work, if an actual or potential conflict of interest between their work for us and their work for another entity arises, we may lose their services. It is also possible that some of our valuable proprietary knowledge may become publicly known through these scientific advisors if they breach their confidentiality agreements with us, which would cause competitive harm to our business.

If our ability to use cumulative carry forward net operating losses is or becomes subject to certain limitations or if certain tax incentive credits from which we may benefit expire or no longer apply to us, our business, results of operations and financial condition may be adversely affected.

We are an Australian company subject to taxation in Australia and other jurisdictions. As of March 31, 2022, our cumulative operating losses have a total potential tax benefit of $158.6 million at local tax rates (excluding other temporary differences). These losses may be available for use once we are in a tax profitable position. These losses were incurred in different jurisdictions and can only be offset against profits earned in the relevant jurisdictions. Tax losses are able to be carried forward at their nominal amount indefinitely in Australia and in Singapore, and for up to 20 years in the U.S. as long as certain conditions are met; however, new tax reform legislation in the United States allows for indefinite carryforward of any net operating loss arising in a tax year ending after

December 31, 2018, subject to certain conditions. In order to use these tax losses, it is necessary to satisfy certain tests and, as a result, we cannot assure you that the tax losses will be available to offset profits if and when we earn them. Utilization of our net operating loss and research and development credit carryforwards in the U.S. may be subject to substantial annual limitation due to ownership change limitations that could occur in the future generally provided by Section 382 of the Internal Revenue Code of 1986, as amended. In addition, U.S. tax reform introduced a limitation on the amount of net operating losses arising in taxable years beginning after December 31, 2017, that a corporation may deduct in a single tax year equal to the lesser of the available net operating loss carryover or 80 percent of a taxpayer’s pre-net operating loss deduction taxable income. With respect to carryforward net operating losses in the U.S. that are subject to the 20-year carry-forward limit, our carry forward net operating losses first start to expire in 2032.

In addition, we may be eligible for certain research and development tax incentive refundable credits in Australia that may increase our available cash flow. The Australian federal government's Research and Development Tax Incentive grant is available for eligible research and development purposes based on the filing of an annual application. The Australian government may in the future decide to modify the requirements of, reduce the amounts of the research and development tax incentive credits available under, or discontinue its research and development tax incentive program. For instance, the Australian government undertook a review of its Research and Development Tax Incentive program in 2016 and in the May 2018 Federal budget announced its intention to pass certain recommendations of the review panel into law to reduce the research and development tax incentive credits available in certain circumstances. One of the changes announced in May 2018 was to reduce the amount of the research and development tax incentive credits available by capping the annual refundable tax offset amount at A$4.0 million for companies with an annual aggregate turnover of less than A$20.0 million, however, refundable tax offsets related to spend incurred on clinical trials conducted in Australia would not be capped. If the Research and Development Tax program incentives are revoked or modified, or if we no longer qualify as a small-medium business under the A$20.0 million turnover test or we are no longer eligible for such incentives due to other circumstances, our business, results of operations and financial condition may be adversely affected.

Our combined worldwide turnover did not exceed A$20.0 million for the year ended June 30, 2021 making us eligible for the refundable cash tax offset for the research and development tax incentive. However, management determined the majority of activities were not eligible under the incentive scheme and therefore did not apply for a tax offset. We were ineligible for the refundable tax offset for the research and development tax incentive for the year ended June 30, 2020. Consequently, no income was recognized from the Research and Development Tax Incentive program for the years ended June 30, 2021 and 2020. There can be no assurances that we will benefit from these incentives in the future if our annual aggregate turnover is in excess of A$20.0 million or that such tax incentive credit programs will not be revoked or modified in any way in the future.

Taxing authorities could reallocate our taxable income within our subsidiaries, which could increase our consolidated tax liability.

We conduct operations in multiple tax jurisdictions and the tax laws of those jurisdictions generally require that the transfer pricing between affiliated companies in different jurisdictions be the same as those between unrelated companies dealing at arms’ length, and that such prices are supported by contemporaneous documentation. While we believe that we operate in compliance with applicable transfer pricing laws and intend to continue to do so, our transfer pricing procedures are not binding on applicable tax authorities. If tax authorities in any of these countries were to successfully challenge our transfer pricing as not reflecting arms’ length transactions, they could require us to adjust our transfer pricing and thereby reallocate our income to reflect these revised transfer pricing, which could result in a higher tax liability to us, and possibly interest and penalties, and could adversely affect our business, results of operations and financial condition.

The pharmaceutical industry is highly regulated and pharmaceutical companies are subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act.

Healthcare fraud and abuse regulations are complex and can be subject to varying interpretations as to whether or not a statute has been violated. The laws that may affect our ability to operate include:

•

the federal Anti-Kickback Statute which prohibits, among other things, the knowing and willful payment of remuneration to induce or reward patient referrals, prescribing or recommendation of products, or the generation of business involving any item or service which may be payable by the federal health care programs (e.g., drugs, supplies, or health care services for Medicare or Medicaid patients);

•

the federal False Claims Act which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment for government funds (e.g., payment from Medicare or Medicaid) or knowingly making, using, or causing to be made or used a false record or statement, material to a false or fraudulent claim for government funds;

•

the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act, and its implementing regulations, imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HIPAA imposes civil and criminal liability for the wrongful access or disclosure of protected health information;

•

the federal Physician Payments Sunshine Act, created under Section 6002 of the Patient Protection and Affordable Care Act (“ACA”), as amended, requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report information related to certain payments or other transfers of value made or distributed to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, those physicians and teaching hospitals and to report annually certain ownership and investment interests held by physicians and their immediate family members;

•

the FDCA, which, among other things, regulates the testing, development, approval, manufacture, promotion and distribution of drugs, devices and biologics. The FDCA prohibits manufacturers from selling or distributing “adulterated” or “misbranded” products. A drug product may be deemed misbranded if, among other things, (i) the product labeling is false or misleading, fails to contain requisite information or does not bear adequate directions for use; (ii) the product is manufactured at an unregistered facility; or (iii) the product lacks the requisite FDA clearance or approval;

•	the U.S. Foreign Corrupt Practices Act (“FCPA”), which prohibits corrupt payments, gifts or transfers of value to non-U.S. officials; and
•

non-U.S. and U.S. state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

Any failure to comply with these laws, or the regulations adopted thereunder, could result in administrative, civil, and/or criminal penalties, and could result in a material adverse effect on our reputation, business, results of operations and financial condition.

The federal fraud and abuse laws have been interpreted to apply to arrangements between pharmaceutical manufacturers and a variety of health care professionals and healthcare organizations. Although the federal Anti-Kickback Statute has several statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, all elements of the potentially applicable exemption or safe harbor must be met in order for the arrangement to be protected, and prosecutors have interpreted the federal healthcare fraud statutes to attack a wide range of conduct by pharmaceutical companies. In addition, most states have statutes or regulations similar to the federal anti-kickback and federal false claims laws, which apply to items and services covered by Medicaid and other state programs, or, in several states, apply regardless of the payor. Administrative, civil and criminal sanctions may be imposed under these federal and state laws.

Further, the ACA, among other things, amended the intent standard under the Anti-Kickback Statute such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the ACA makes clear that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim under the federal False Claims Act. Any violations of these laws, or any action against us for violation of these laws, even if we successfully defend against it, could result in a material adverse effect on our reputation, business, results of operations and financial condition.

A failure to adequately protect private health information could result in severe harm to our reputation and subject us to significant liabilities, each of which could have a material adverse effect on our business.

Throughout the clinical trial process, we may obtain the private health information of our trial subjects. There are a number of state, federal and international laws protecting the privacy and security of health information and personal data. As part of the American Recovery and Reinvestment Act 2009 (“ARRA”), Congress amended the privacy and security provisions of HIPAA. HIPAA imposes limitations on the use and disclosure of an individual’s healthcare information by healthcare providers conducting certain electronic transactions, healthcare clearinghouses, and health insurance plans, collectively referred to as covered entities. The HIPAA amendments also impose compliance obligations and corresponding penalties for non-compliance on certain individuals and entities that provide services to or perform certain functions on behalf of healthcare providers and other covered entities involving the use or disclosure of individually identifiable health information, collectively referred to as business associates. ARRA also made significant increases in the penalties for improper use or disclosure of an individual’s health information under HIPAA and extended enforcement authority to state attorneys general. The amendments also create notification requirements to federal regulators, and in some cases local and national media, for individuals whose health information has been inappropriately accessed or disclosed. Notification is not required under HIPAA if the health information that is improperly used or disclosed is deemed secured in accordance with certain encryption or other standards developed by the U.S. Department of Health and Human Services, or HHS. Most states have laws requiring notification of affected individuals and state regulators in the event of a breach of personal information, which is a broader class of information than the health information protected by HIPAA. Many state laws impose significant data security requirements, such as encryption or mandatory contractual terms to ensure ongoing protection of personal information. Activities outside of the U.S. implicate local and national data protection standards, impose additional compliance requirements and generate additional risks of enforcement for non-compliance. The EU’s General Data Protection Regulation, Canada’s Personal Information Protection and Electronic Documents Act and other data protection, privacy and similar national, state/provincial and local laws and regulations may also restrict the access, use and disclosure of patient health information abroad. We may be required to expend significant capital and other resources to ensure ongoing compliance with applicable privacy and data security laws, to protect against security breaches and hackers or to alleviate problems caused by such breaches, and the failure to so comply may lead to fines or penalties.

Our operations are subject to anti-corruption laws, including Australian bribery laws, the United Kingdom Bribery Act, and the FCPA and other anti-corruption laws that apply in countries where we do business.

Anti-corruption laws generally prohibit us and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. Although we believe that we have adequate policies and enforcement mechanisms to ensure legal and regulatory compliance with the FCPA, the U.K. Bribery Act 2010 and other similar regulations, we participate in collaborations and relationships with third parties, and it is possible that any of our employees, subcontractors, agents or partners may violate any such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions, including penalties and suspension or disqualification from U.S. federal procurement contracting. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws or other laws including trade related laws. If we are not in compliance with these laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of these laws by respective government bodies could also have an adverse impact on our reputation, our business, results of operations and financial condition.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.

In order to maintain our current status as a foreign private issuer, either (1) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (2) (a) a majority of our executive officers or directors must not be U.S. citizens or residents, (b) more than 50 percent of our assets cannot be located in the U.S. and (c) our business must be administered principally outside the U.S. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC rules and Nasdaq listing standards. Further, we would be required to comply with U.S. GAAP, as opposed to IFRS, in the preparation and issuance of our financial statements for historical and current periods. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs.

If we fail to maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Section 404(a) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requires that our management assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.

If either we are unable to conclude that we have effective internal controls over financial reporting or our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal controls over financial reporting as required by Section 404(b) of the Sarbanes-Oxley Act, investors may lose confidence in our operating results, the price of the ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, we may not be able to remain listed on Nasdaq Global Select Market (“Nasdaq”).

We have incurred and will continue to incur significant increased costs as a result of operating as a company whose ADSs are publicly traded in the United States, and our management will continue to be required to devote substantial time to compliance initiatives.

As a company whose ADSs are publicly traded in the United States, we have incurred and will continue to incur significant legal, accounting, insurance and other expenses. The Sarbanes-Oxley Act, Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and Nasdaq, have imposed various requirements on public companies including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel will need to continue to devote a substantial amount of time to these compliance initiatives, and we will need to add additional personnel and build our internal compliance infrastructure. Moreover, these rules and regulations have increased and will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our senior management. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially regulatory investigations and enforcement and/or civil litigation.

We have never declared or paid dividends on our ordinary shares, and we do not anticipate paying dividends in the foreseeable future. Therefore, you must rely on price-appreciation of our ordinary shares or ADSs for a return on your investment.

We have never declared or paid cash dividends on our ordinary shares. For the foreseeable future, we currently intend to retain all available funds and any future earnings to support our operations and to finance the growth and development of our business. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to compliance with applicable laws and covenants under the loan facilities with Oaktree and NovaQuest or other current or future credit facilities, which may restrict or limit our ability to pay dividends, and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. As a result, a return on your investment in our ordinary shares or ADSs will likely only occur if our ordinary share or ADS price appreciates. There is no guarantee that our ordinary shares or ADSs will appreciate in value in the future.

Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares or ADSs.

We are incorporated in Australia and are subject to the takeover laws of Australia. Among other things, we are subject to the Australian Corporations Act 2001 (the “Corporations Act”). Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person’s voting power in us increasing to more than 20%, or increasing from a starting point that is above 20% and below 90%. Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares. This may have the ancillary effect of entrenching our board of directors and may deprive or limit our shareholders’ opportunity to sell their ordinary shares or ADSs and may further restrict the ability of our shareholders to obtain a premium from such transactions.

Significant disruptions of information technology systems, data security breaches or unauthorized disclosure of sensitive data could adversely affect our business by exposing us to liability and affect our business and reputation.

The Company is increasingly dependent on critical, complex, and interdependent information technology systems (IT systems), including cloud based software and external servers, some of which are managed or hosted by third parties, to support business processes as well as internal and external communications. The information and data processed and stored in our IT systems, and those of our research collaborators, CROs, contract manufacturers, suppliers, distributors, or other third parties for which we depend to operate our business, may be vulnerable to cybersecurity breaches from unauthorized activity by our employees, contractors or malware, hacking, business email compromise, phishing or other cyberattacks directed by other parties. Such breaches can result in loss, damage, denial-of-service, unauthorized access or misappropriation and may pose a risk that sensitive data, including our intellectual property, trade secrets or personal information of our employees, patients, customers or other business partners may be exposed to unauthorized persons or to the public. In addition, our increased reliance on personnel working from home may negatively impact productivity, or disrupt, delay, or otherwise adversely impact our business. The increase in working remotely could increase our cybersecurity risk, create data accessibility concerns, and make us more susceptible to communication disruptions, any of which could adversely impact our business operations or delay necessary interactions with local and federal regulators, manufacturing sites, clinical trial sites, and other third parties.

The rapidly moving nature of technology and the increasing sophistication of cybersecurity threats, may mean our measures to prevent, respond to and minimize such risks may be ineffective. If a material incident or interruption were to occur, it could result in a disruption of our development programs and future commercial operations, including due to a loss, corruption or unauthorized disclosure of our proprietary or sensitive information. Additionally, the costs to the company to investigate and mitigate cybersecurity incidents could be significant.  Any disruption, security breach, or action by the company,  its employees, or contractors that might be inconsistent with the rapidly evolving data privacy and security laws and regulations applicable within Australia and the United States and elsewhere where we conduct business, could result in; enforcement actions by both countries state and federal governments or foreign governments, liability or sanctions under data privacy laws including healthcare laws such as the Privacy Act or HIPAA that protect certain types of sensitive information, regulatory penalties, other legal proceedings such as but not limited to private litigation, the incurrence of significant remediation costs, disruptions to our development programs, business operations and collaborations, diversion of management efforts and damage to our reputation which could harm our business and operations.

Risks Related to Our Trading Markets

The market price and trading volume of our ordinary shares and ADSs may be volatile and may be affected by economic conditions beyond our control. Such volatility may lead to securities litigation.

The market price of our ordinary shares and ADSs may be highly volatile and subject to wide fluctuations. In addition, the trading volume of our ordinary shares and ADSs may fluctuate and cause significant price variations to occur. We cannot assure you that the market price of our ordinary shares and ADSs will not fluctuate or significantly decline in the future.

Some specific factors that could negatively affect the price of our ordinary shares and ADSs or result in fluctuations in their price and trading volume include:

•	results of clinical trials of our product candidates;
•	results of clinical trials of our competitors’ products;
•	regulatory actions with respect to our products or our competitors’ products;
•	actual or anticipated fluctuations in our quarterly operating results or those of our competitors;
•	publication of research reports by securities analysts about us or our competitors in the industry;
•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;
•	fluctuations of exchange rates between the U.S. dollar and the Australian dollar;
•	additions to or departures of our key management personnel;
•	issuances by us of debt or equity securities;
•

litigation or investigations involving our company, including: shareholder litigation; investigations or audits by regulators into the operations of our company; or proceedings initiated by our competitors or clients;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;
•	the passage of legislation or other regulatory developments affecting us or our industry;
•	fluctuations in the valuation of companies perceived by investors to be comparable to us;
•	changes in trading volume of ADSs on the Nasdaq and of our ordinary shares on the ASX;
•	sales or perceived potential sales of the ADSs or ordinary shares by us, our directors, senior management or our shareholders in the future;
•	short selling or other market manipulation activities;
•	announcement or expectation of additional financing efforts;
•	terrorist acts, acts of war or periods of widespread civil unrest (such as Russia’s invasion of Ukraine);
•	natural disasters and other calamities;
•	changes in market conditions for biopharmaceutical companies; and
•	conditions in the U.S. or Australian financial markets or changes in general economic conditions.

In the past, following periods of volatility in the market price of a company’s securities, shareholders often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management, require significant expenditure for defense costs, and, if adversely determined, could have a material adverse effect on our results of operations and financial condition. In October 2020, in light of the Complete Response Letter released by the FDA and the decline in the market price of our ADSs, a purported class action lawsuit was filed in the U.S. Federal District Court for the Southern District of New York on behalf of purchasers or acquirers of our ADSs against our Company, our Chief Executive Officer, its Chief Financial Officer and its Chief Medical Officer for alleged violations of the U.S. Securities Exchange Act of 1934. The parties have reached an agreement in principle to settle the securities class action on a class wide basis for $2.0 million, with no admission of liability. This settlement was be paid by the Company's insurer in May 2022, other than the minimum excess as per the Company’s insurance policy. The settlement is subject to final documentation, notice to the class members, and approval of the court. The court granted preliminary approval of the settlement on April 8, 2022 and has scheduled a final approval hearing for August 15, 2022.

A class action proceeding in the Federal Court of Australia was served on the Company in May 2022 by the law firm William Roberts Lawyers on behalf of persons who, between February 22, 2018 and December 17, 2020, acquired an interest in Mesoblast shares, American Depository Receipts, and/or related equity swap arrangements. Similar to the class action lawsuit from October 2020 filed in the U.S. Federal District Court for the Southern District of New York, the class action relates to the Complete Response Letter released by the FDA; it also, unlike the U.S. action, relates to claims made by the Company in relation to our COVID-19 product candidate and the decline in the market price of our ordinary shares. The Company will vigorously defend against the proceedings. The Company cannot provide any assurance as to the possible outcome or cost to us from the lawsuit, particularly as it is at an early stage, nor how long it may take to resolve such lawsuit. Thus, the Company has not accrued any amounts in connection with such legal proceedings.

The dual listing of our ordinary shares and the ADSs may adversely affect the liquidity and value of these securities.

Our ADSs are listed on the Nasdaq and our ordinary shares are listed on the ASX. We cannot predict the effect of this dual listing on the value of our ordinary shares and ADSs. However, the dual listing of our ordinary shares and ADSs may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for the ADSs in the United States. The price of the ADSs could also be adversely affected by trading in our ordinary shares on the ASX, and vice versa.

If securities or industry analysts do not publish research reports about our business, or if they issue an adverse opinion about our business, the market price and trading volume of our ordinary shares and/or ADSs could decline.

The trading market for our ordinary shares and ADSs could be influenced by the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts may discontinue research on our company, to the extent such coverage currently exists, or in other cases, may never publish research on our company. If too few securities or industry analysts commence coverage of our company, the trading price for our ordinary shares and ADSs would likely be negatively impacted. If one or more of the analysts who cover us downgrade our ordinary shares or ADSs or publish inaccurate or unfavorable research about our business, the market price of our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our ordinary shares and/or ADSs could decrease, which might cause our price and trading volume to decline.

Risks Related to Ownership of Our ADSs

An active trading market for the ADSs may not develop in the United States.

Our ADSs are listed in the United States on the Nasdaq under the symbol “MESO.” However, we cannot assure you that an active public market in the United States for the ADSs will develop on that exchange, or if developed, that this market will be sustained.

We currently report our financial results under IFRS, which differs in certain significant respect from U.S. GAAP.

Currently we report our financial statements under IFRS. There have been and there may in the future be certain significant differences between IFRS and U.S. GAAP, including differences related to revenue recognition, intangible assets, share-based compensation expense, income tax and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP.

As a foreign private issuer, we are permitted and expect to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to domestic issuers and we are permitted to file less information with the Securities and Exchange Commission than a company that is not a foreign private issuer. This may afford less protection to holders of our ADSs.

As a “foreign private issuer”, as defined in Rule 405 under the Securities Exchange Act of 1933, as amended (the “Securities Act”), whose ADSs will be listed on the Nasdaq, we will be permitted to, and plan to, follow certain home country corporate governance practices in lieu of certain Nasdaq requirements. For example, we may follow home country practice with regard to certain corporate governance requirements, such as the composition of the board of directors and quorum requirements applicable to shareholders’ meetings. This difference may result in a board that is more difficult to remove and less shareholder approvals required generally. In addition, we may follow home country practice instead of the Nasdaq Global Select Market requirement to hold executive sessions and to obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions or private placements of securities. The above differences may result in less shareholder oversight and requisite approvals for certain acquisition or financing related decisions. Further, we may follow home country practice instead of the Nasdaq Global Select Market requirement to obtain shareholder approval prior to the establishment or amendment of certain share option, purchase or other compensation plans. This difference may result in less shareholder oversight and requisite approvals for certain company compensation related decisions. A foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission, or SEC, and the Nasdaq Global Select Market, the requirements with which it does not comply followed by a description of its applicable home country practice. The Australian home country practices described above may afford less protection to holders of the ADSs than that provided under the Nasdaq Global Select Market rules.

Further, as a foreign private issuer, we are exempt from certain rules under the “Exchange Act”, that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as a company that files as a domestic issuer whose securities are registered under the Exchange Act, nor are we generally required to comply with the SEC’s Regulation FD, which restricts the selective disclosure of material non-public information. Accordingly, the information may not be disseminated in as timely a manner, or there may be less information publicly available concerning us generally than there is for a company that files as a domestic issuer.

ADS holders may be subject to additional risks related to holding ADSs rather than ordinary shares.

ADS holders do not hold ordinary shares directly and, as such, are subject to, among others, the following additional risks.

•

As an ADS holder, we will not treat you as one of our shareholders and you will not be able to exercise shareholder rights, except through the American depositary receipt, or ADR, depositary as permitted by the deposit agreement.

•

Distributions on the ordinary shares represented by your ADSs will be paid to the ADR depositary, and before the ADR depositary makes a distribution to you on behalf of your ADSs, any withholding taxes that must be paid will be deducted. Additionally, if the exchange rate fluctuates during a time when the ADR depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	We and the ADR depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice ADS holders.

ADS holders must act through the ADR depositary to exercise your voting rights and, as a result, you may be unable to exercise your voting rights on a timely basis.

As a holder of ADSs (and not the ordinary shares underlying your ADSs), we will not treat you as one of our shareholders, and you will not be able to exercise shareholder rights. The ADR depositary will be the holder of the ordinary shares underlying your ADSs, and ADS holders will be able to exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our ordinary shares will receive notice of shareholders’ meetings by mail or email and will be able to exercise their voting rights by either attending the shareholders meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide notice to the ADR depositary of any such shareholders meeting and details concerning the matters to be voted upon. As soon as practicable after receiving notice from us of any such meeting, the ADR depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which voting instructions may be given by ADS holders. To exercise their voting rights, ADS holders must then instruct the ADR depositary as to voting the ordinary shares represented by their ADSs. Due to these procedural steps involving the ADR depositary, the process for exercising voting rights may take longer for ADS holders than for holders of ordinary shares. The ordinary shares represented by ADSs for which the ADR depositary fails to receive timely voting instructions will not be voted. Under Australian law and our Constitution, any resolution to be considered at a meeting of the shareholders shall be decided on a show of hands unless a poll is demanded by the shareholders at or before the declaration of the result of the show of hands. Under voting by a show of hands, multiple “yes” votes by ADS holders will only count as one “yes” vote and will be negated by a single “no” vote, unless a poll is demanded.

If we are or become classified as a passive foreign investment company, our U.S. securityholders may suffer adverse tax consequences.

Based upon an analysis of our income and assets for the taxable nine months ended March 31, 2022, we do not believe we were a passive foreign investment company (a "PFIC") for our most recent tax year. In general, if at least 75% of our gross income for any taxable year consists of passive income or at least 50% of the average quarterly value of assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, then we will be classified as a PFIC for U.S. federal income tax purposes. Passive income for this purpose generally includes dividends, interest, certain royalties and rents, and gains from commodities and securities transactions. Passive assets for this purpose generally includes assets held for the production of passive income. Accordingly, passive assets generally include any cash, cash equivalents and cash invested in short-term, interest bearing, debt instruments or bank deposits that are readily convertible into cash. Since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, and since the determination of PFIC status must be made annually at the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year. Investors should be aware that our gross income for purposes of the PFIC income test depends on the receipt of active revenue, and there can be no assurances that such active revenue will continue, or that we will receive other gross income that is not considered passive for purposes of the PFIC income test. If we were a PFIC for any taxable year during a U.S. investor’s holding period for the ordinary shares or ADSs, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. investor owned the ordinary shares or ADSs. If we were treated as a PFIC, U.S. investors would be subject to special punitive tax rules with respect to any "excess distribution" received from us and any gain realized from a sale or other disposition (including a pledge) of the ordinary shares or ADSs unless a U.S. investor made a timely "qualified electing fund" or "mark-to-market" election. For a more detailed discussion of the U.S. tax consequences to U.S. investors if we were classified as a PFIC, see Item 10.E- "Taxation — Certain Material U.S. Federal Income Tax Considerations to U.S. Holders — Passive Foreign Investment Company".

Changes in foreign currency exchange rates could impact amounts you receive as a result of any dividend or distribution we declare on our ordinary shares.

Any significant change in the value of the Australian dollar may impact amounts you receive in U.S. dollars as a result of any dividend or distribution we declare on our ordinary shares as a holder of our ADSs. More specifically, any dividends that we pay on our ordinary shares will be in Australian dollars. The depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses, including any such fees or expenses incurred to convert any such Australian dollars into U.S. dollars. You will receive these distributions in U.S. dollars in proportion to the number of our ordinary shares your ADSs represent. Depreciation of the U.S. dollar against the Australian dollar would have a negative effect on any such distribution payable to you.

You may not receive distributions on our ordinary shares represented by the ADSs or any value for such distribution if it is illegal or impractical to make them available to holders of ADSs.

While we do not anticipate paying any dividends on our ordinary shares in the foreseeable future, if such a dividend is declared, the depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit the distribution of the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may be subject to limitations on transfers of your ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

U.S. investors may have difficulty enforcing civil liabilities against our company, our directors or members of our senior management.

Several of our officers and directors are non-residents of the United States, and a substantial portion of the assets of such persons are located outside the U.S. As a result, it may be impossible to serve process on such persons in the United States or to enforce judgments obtained in U.S. courts against them based on civil liability provisions of the securities laws of the U.S. Even if you are successful in bringing such an action, there is doubt as to whether Australian courts would enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the U.S. or elsewhere may be unenforceable in Australia or elsewhere outside the U.S. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in Australia will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The U.S. and Australia do not currently have a treaty or statute providing for recognition and enforcement of the judgments of the other country (other than arbitration awards) in civil and commercial matters. As a result, our public shareholders and holders of the ADSs may have more difficulty in protecting their interests through actions against us, our management, our directors than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mesoblast Limited

Date: June 1, 2022	By:	/s/ Silviu Itescu
	Name:	Silviu Itescu
	Title:	Chief Executive Officer